Q3
2026

SUN LIFE FINANCIAL INC.

Shareholders' Report

For the period ended September 30, 2026

Sunlife

sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT

Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 3 cents per share.
For more information call TSX Trust Company at 1 877 224-1760.

Sunlife Reports Third Quarter 2026 Results

Sunlife's(1) Q3 results reflect growth across Canada, Asia, U.S. stop loss, and GreenOak, with double-digit growth in underlying EPS.

TORONTO, ON - (November 4, 2026) - Sun Life Financial Inc.(1) (TSX: SLF) (NYSE: SLF) announced its results for the third quarter ended September 30, 2026.

•Underlying net income(2) of $1,146 million increased $99 million or 9% from Q3'25.
•Reported net income(3) of $785 million decreased $321 million or 29% from Q3'25.
•Underlying EPS(2)(4) of $2.05 increased 10% from Q3'25; reported EPS(4) of $1.40 decreased 29% from Q3'25.
•Underlying return on equity ("ROE")(2) was 19.0%; reported ROE(2) was 13.0%.
•Assets under management ("AUM")(2) of $1,676 billion increased $53 billion or 3% from Q3'25.
•SLF Inc. LICAT ratio of 142%(5).
•Increase to common share dividend from $0.96 to $1.00 per share.

“Sunlife delivered a solid third quarter, with growth across Canada, Asia, U.S. stop loss, and GreenOak. Our diversified global strategy delivered robust continued momentum in insurance and wealth led by Canada and Asia, and new sources of growth in asset management,” said Kevin Strain, President and CEO of Sunlife.

“Our Purpose remains at the heart of how we create value for Clients. We’re using AI and digital capabilities to create better outcomes and more seamless experiences for our Clients. Our new Sunlife and GreenOak brands align to our Purpose and strategy and reflect how our businesses have evolved over the last decade, positioning us to accelerate into our next chapter.”

Financial and Operational Highlights

	Quarterly results		Year-to-date
Profitability	Q3'26	Q3'25	2026	2025
Underlying net income ($ millions)(2)	1,146	1,047	3,319	3,107
Reported net income - Common shareholders ($ millions)	785	1,106	2,258	2,750
Underlying EPS ($)(2)(4)	2.05	1.86	5.95	5.48
Reported EPS ($)(4)	1.40	1.97	4.04	4.85
Underlying ROE(2)	19.0%	18.3%	18.8%	17.8%
Reported ROE(2)	13.0%	19.3%	12.8%	15.8%

Growth	Q3'26	Q3'25	2026	2025
Asset management gross flows & wealth sales ($ millions)(2)(6)	54,437	63,056	199,457	178,713
Asset management net flows & net wealth sales ($ millions)(2)(6)	(32,665)	3,149	(49,011)	(17,310)
Group insurance sales ($ millions)(2)(7)	619	498	1,851	1,613
Individual insurance sales ($ millions)(2)(8)	1,042	987	3,197	2,724
Assets under management ("AUM") ($ billions)(2)(6)	1,676	1,623	1,676	1,623
New business Contractual Service Margin ("CSM") ($ millions)(2)	385	446	1,214	1,287

Financial Strength	Q3'26	Q3'25
LICAT ratios (at period end)(5)
Sun Life Financial Inc.	142%	154%
Sun Life Assurance(9)	130%	138%
Financial leverage ratio (at period end)(2)(10)	24.1%	21.6%

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2026    1

Financial and Operational Highlights - Quarterly Comparison (Q3'26 vs. Q3'25)

($ millions)	Q3'26
	Sunlife	Sun Life Asset Management	Canada	U.S.	Asia	Corporate
Underlying net income(2)	1,146	416	422	197	226	(115)
Reported net income (loss) - Common shareholders	785	293	418	107	123	(156)
Change in underlying net income (% year-over-year)	9%	7%	6%	34%	7%	nm(11)
Change in reported net income (% year-over-year)	(29)%	(19)%	11%	9%	(66)%	nm(11)
Asset management gross flows & wealth sales(2)	54,437	48,285	4,855	—	1,297	—
Group insurance sales(2)	619	—	123	466	30	—
Individual insurance sales(2)	1,042	—	107	—	935	—
Change in asset management gross flows & wealth sales (% year-over-year)	(14)%	(17)%	21%	—	35%	—
Change in group insurance sales (% year-over-year)	24%	—	26%	24%	20%	—
Change in individual insurance sales (% year-over-year)	6%	—	(18)%	—	9%	—

Underlying net income(12) of $1,146 million increased $99 million or 9% from prior year, driven by:

•Strong business growth across Canada, the U.S. and Asia, higher fee-related earnings in GreenOak(13), and favourable net investment results; partially offset by
•Less favourable insurance experience in Canada and higher financing costs supporting the acquisition of our remaining interests in GreenOak subsidiaries.

Reported net income of $785 million decreased $321 million or 29% from prior year, driven by:

•Unfavourable interest rate impacts;
•Acquisition and restructuring charges primarily in Sun Life Asset Management related to the integration of GreenOak subsidiaries and the Bell Partners Inc. acquisition(14); and
•A prior year gain from increased ownership interest in Bowtie(15); partially offset by
•The increase in underlying net income.

Foreign exchange translation led to an increase of $7 million in underlying net income and an increase of $8 million in reported net income.

Underlying ROE was 19.0% and reported ROE was 13.0% (Q3'25 - 18.3% and 19.3%, respectively). SLF Inc. ended the quarter with a LICAT ratio of 142%.

Business Group Highlights

Sun Life Asset Management: A global leader in asset management
Sun Life Asset Management underlying net income of US$297 million increased US$16 million or 6% from prior year, driven by:

•MFS(16) down US$1 million, as lower fee income, impacted by average fee rates, was offset by lower operating expenses and higher net investment income. Pre-tax net operating profit margin(2) improved to 40.7% for Q3'26, compared to 39.2% in the prior year, primarily driven by the impact from the sale of closed-end funds(17).
•GreenOak up US$13 million, reflecting higher fee-related earnings(2), which increased 39%, driven by the acquisition of Bell Partners Inc.(14) and lower compensation expenses, partially offset by lower net seed investment income. Fee-related earnings margin(2) was 27.8% for Q3'26, compared to 25.7% in the prior year.
•Solutions & Other up US$4 million, reflecting improved credit experience.

Reported net income of US$209 million decreased US$55 million or 21% from prior year, driven by:

•Acquisition and restructuring charges primarily related to the integration of GreenOak subsidiaries and the Bell Partners Inc. acquisition(14); and
•Unfavourable ACMA(18) impacts in Solutions & Other; partially offset by
•The increase in underlying net income and a gain on sale of MFS’ closed-end funds(17).

Foreign exchange translation led to an increase of $5 million in underlying net income and an increase of $4 million in reported net income.

Sun Life Asset Management gross flows(2) decreased US$7.7 billion or 18% from prior year, reflecting lower gross flows in MFS, partially offset by higher gross flows in GreenOak and Solutions & Other.

Total Sun Life Asset Management AUM(2) at Q3'26 was US$903.7 billion (Q3'25 - US$903.3 billion), consisting of:

•MFS: US$618.7 billion (Q3'25 - US$658.7 billion);
•GreenOak: US$205.2 billion (Q3'25 - US$186.0 billion); and
•Solutions & Other: US$79.8 billion (Q3'25 - US$58.6 billion).

Total Sun Life Asset Management managed assets(2) at Q3'26 of US$1,018.6 billion was in line with prior year.
2    Sun Life Financial Inc.     Third Quarter 2026        EARNINGS NEWS RELEASE

Total Sun Life Asset Management net outflows(2) of US$22.8 billion in Q3'26 (Q3'25 - net inflows of US$3.0 billion) reflected:

•MFS net outflows of US$26.9 billion (Q3'25 - net outflows of US$0.9 billion) from retail net outflows of US$22.6 billion (Q3'25 net outflows of US$4.7 billion) from continued outflows in U.S. equity markets by retail investors, and institutional net outflows of US$4.2 billion (Q3'25 net inflows of US$3.8 billion) from portfolio rebalancing; partially offset by
•GreenOak net inflows of US$4.0 billion (Q3'25 - net inflows of US$3.8 billion) from capital raising.
•No significant impact from Solutions & Other net flows in Q3'26 (Q3'25 - net inflows of US$0.1 billion).

On August 25, 2026, Sunlife entered into a definitive agreement with Wilton Re(19) to establish a strategic reinsurance and asset management partnership. The arrangement combines Wilton Re’s liability management expertise with Sunlife’s insurance and asset management capabilities. Wilton Re will establish Windsor Life Re, a U.S. and Bermuda-domiciled reinsurer, with GreenOak serving as lead asset manager, leveraging its insurance asset management expertise and multi-asset investment platform. The partnership is expected to increase our scale and presence in insurance asset management while providing strategic access to permanent capital to accelerate the growth of GreenOak. The partnership is expected to launch in the first half of 2027, subject to required regulatory approvals and customary closing conditions.

On October 26, 2026, we launched GreenOak, SLC Management’s new global brand. Our ambition is to become a leading global alternative asset manager, bringing the strength of our five businesses together as one enterprise. GreenOak, our new brand, is the first visible expression of the integrated platform we are becoming.

Canada: A leader in health, wealth, and insurance
Canada underlying net income of $422 million increased $25 million or 6% from prior year, driven by:

•Business growth reflecting higher fee income from increased Group Wealth(20) AUMA(21) and higher premiums in Sun Life Health, and favourable investment earnings; partially offset by
•Less favourable insurance experience reflecting higher morbidity gains in the prior year.

Reported net income of $418 million increased $40 million or 11% from prior year, driven by:

•Favourable ACMA impacts and the increase in underlying net income; partially offset by
•Unfavourable interest rate impacts.

Canada's sales(22):

•Asset management gross flows & wealth sales of $5 billion increased 21%, driven by higher mutual fund sales in Individual Wealth and increased rollover volumes in Group Wealth(20).
•Sun Life Health sales of $123 million increased 26%, driven by higher large case sales.
•Individual insurance sales of $107 million decreased 18%, reflecting lower participating life sales.

We are making it seamless for Clients to manage their health, wealth, and insurance needs through our cohesive digital and AI ecosystem. During the quarter, we launched Online Counselling, by Dialogue, providing Clients convenient access to additional mental health support alongside a growing range of health services. By integrating care, coverage, and health expertise into one connected experience, we are contributing to healthier, more resilient workplaces and communities.

Sunlife was recognized with two 2026 Global Insurance Innovation Awards: Best Mobile Insurance App (Canada) and Best Digital Insurance Company (Canada), presented by The Global Insurer. The recognition highlights Sunlife Canada as a leader in digital innovation, reimagining how Canadians engage with health, wealth and protection through innovative, digitally enabled experiences.

U.S.: A leader in health and benefits
U.S. underlying net income of US$141 million increased US$34 million or 32% from prior year, and includes:

•Strong medical stop-loss results reflecting double-digit premium growth and improved morbidity experience;
•Higher earnings in Dental reflecting improved morbidity experience and lower expenses, partially offset by lower revenue;
•Favourable In-force management results driven by mortality experience and net investment results; and
•Lower earnings in Employee Benefits reflecting unfavourable morbidity experience from higher long-term disability claims severity and volumes.

Reported net income of US$77 million increased US$5 million or 7% from prior year, driven by:

•The increase in underlying net income and ACMA impacts; partially offset by
•Unfavourable interest rate impacts.

Foreign exchange translation led to an increase of $3 million in underlying net income and an increase of $2 million in reported net income.

U.S. sales of US$333 million were up 22% from prior year, primarily driven by:

•Higher medical stop-loss sales reflecting strong close rates, continued pricing discipline supported by our risk selection tools, and favourable market conditions.
•Higher commercial sales in Dental aligned with our strategic growth focus, reflecting higher average case sizes, were offset by lower Medicare Advantage sales.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2026    3

We are leveraging the strength of our U.S. health businesses and employee benefits capabilities to deliver a more connected and differentiated Client experience. During the quarter, we added Health Navigator to our disability offering to help members get the care they need sooner, which can drive better health outcomes and reduce the cost of care. Members facing potentially disabling health conditions will now have access to our personalized care advisory services. Paired with our return-to-work program, this provides a more holistic path to returning members to health and productivity after a major health event.

We also began working with Claritev, a healthcare technology, data, and insights company, to help self-funded employers deliver a more seamless supplemental health benefits experience. Claritev’s machine-learning technology identifies diagnosis connections between employees' medical claims and supplemental health coverages, enabling covered employees to efficiently access the benefits they are eligible for. This claims technology creates a more cohesive and proactive approach while accelerating employee supplemental health payments to get members care when they need it most.

Asia: A regional leader focused on fast-growing markets
Asia underlying net income of $226 million increased $15 million or 7% from prior year, driven by:

•Continued strong sales momentum and in-force business growth, favourable credit experience and lower expenses; partially offset by
•Lower contributions from joint ventures, less favourable mortality experience in High Net Worth, and lower fee income from the transitioning of the administration business to the centralized eMPF platform in Hong Kong.

Reported net income of $123 million decreased $236 million or 66% from prior year, driven by:

•Unfavourable ACMA impacts and a prior-year gain from increased ownership interest in Bowtie; partially offset by
•Improved interest rate impacts and the increase in underlying net income.

Foreign exchange translation led to a decrease of $1 million in underlying net income and reported net income, respectively.

Asia's sales(22):

•Individual insurance sales of $935 million were up 9%, driven by:
◦Higher sales in Hong Kong across all channels; and
◦Strong growth in India and Malaysia, primarily from the bancassurance channel; partially offset by
◦Lower sales in China primarily from the broker channel.
•Asset management gross flows and wealth sales of $1 billion were up 35%, reflecting higher Mandatory Provident Fund ("MPF") sales in Hong Kong and higher group fund sales in India.

New business CSM of $280 million in Q3'26 was down from $322 million in the prior year, reflecting an increasing competitive environment primarily in Hong Kong.

We continue to strengthen our leadership in serving High-Net-Worth Clients through the launch of Sun Life Private Wealth, an integrated platform that brings together our global High-Net-Worth capabilities. Building on more than three decades of experience in High-Net-Worth insurance, Sun Life Private Wealth combines our financial strength, specialist expertise and deep local knowledge with integrated underwriting and servicing capabilities. This enables a more seamless experience across key global wealth hubs, helping Clients navigate increasingly complex cross-border wealth planning, preservation and intergenerational wealth transfer needs.

We are also enhancing the Client and advisor experience through continued investments in our digital capabilities. In Indonesia, we implemented automated claims adjudication enhancements in the quarter for medical claims, increasing straight through processing by nearly 20% within two months, enabling a faster, more seamless experience for Clients. Additionally, we launched an AI-powered productivity assistant for advisors across the region, enabling more efficient performance of daily activities.

Corporate
Underlying net loss was $115 million compared to underlying net loss of $95 million in the prior year, reflecting higher financing costs supporting the acquisition of our remaining interests in GreenOak subsidiaries.

Reported net loss was $156 million compared to reported net loss of $92 million in the prior year, driven by the estimated impact of changes in interest rates on tax-exempt investments and the change in underlying net loss.

During the quarter, we announced a Commitment to Canadian Infrastructure Initiative, seeking to deploy $5 billion over five years into investments supporting Canada’s economic growth and resilience, while delivering long-term returns. As part of this commitment, we intend to deploy $1.5 billion over five years into Canadian infrastructure equity overseen by GreenOak and originated, executed and managed by InfraRed Capital Partners. This part of the commitment relies on amendments to the Insurance Companies Act which would allow insurers to make equity investments in infrastructure. The investment capacity reflects Sunlife's role as a long-term institutional investor, and our ability to source and mobilize capital in support of Canadian infrastructure.

4    Sun Life Financial Inc.     Third Quarter 2026        EARNINGS NEWS RELEASE

(1)Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sunlife", "we", "our", and "us". We manage our operations and report our financial results in five business groups: Sun Life Asset Management, Canada, United States ("U.S."), Asia, and Corporate.
(2)Represents a non-IFRS financial measure (International Financial Reporting Standards ("IFRS")). For more details, see the Non-IFRS Financial Measures section of this document and in our Management's Discussion and Analysis ("MD&A") for the period ended September 30, 2026 ("Q3'26 MD&A").
(3)Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.
(4)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(5)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the Office of the Superintendent of Financial Institutions ("OSFI")-mandated guideline, Life Insurance Capital Adequacy Test.
(6)Prior period amounts have been updated.
(7)"Group insurance sales” include sales from Sun Life Health in Canada, Group Benefits and Dental in the U.S., and Group businesses in Asia.
(8)“Individual insurance sales” include sales from Individual Insurance in Canada as well as sales from individual insurance businesses in ASEAN, Hong Kong, Joint Ventures and High Net Worth in Asia.
(9)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(10)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $11.1 billion as at September 30, 2026 (September 30, 2025 - $11.2 billion).
(11)Not meaningful.
(12)See section C - Profitability in the Q3'26 MD&A for more information on notable items attributable to reported and underlying net income items and the Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.
(13)Effective Q3'26, we launched GreenOak, SLC Management's new global brand, bringing together our alternative asset management businesses under a unified platform. As a result, references to SLC Management have been updated to GreenOak.
(14)For more details, see the "Other Transactions" heading in section F - Financial Strength of the Q3'26 MD&A.
(15)On July 15, 2025, we acquired an additional interest in Bowtie Life Insurance Company Limited ("Bowtie"), which increased our ownership interest, excluding dilution, by approximately 11% and resulted in a total ownership interest of 55.8%. Total consideration was cash of $55 million. Our previously held interest in Bowtie was remeasured to its fair value which resulted in a gain of $176 million recognized in reported net income in Q3'25 ("gain from increased ownership interest in Bowtie"). For more details, see Note 3 of our 2025 Annual Consolidated Financial Statements.
(16)MFS Investment Management ("MFS").
(17)Reflects the reorganization of certain MFS closed-end funds and the related change in investment advisor in Q3’26 (“sale of MFS’ closed-end funds”).
(18)Assumptions changes and management actions ("ACMA").
(19)Wilton Re is a leading provider of in-force and reinsurance solutions in the North American life insurance industry.
(20) Effective Q1'26, we report our Group Retirement Services business unit under "Group Wealth".
(21)Assets under management and administration ("AUMA") is a non-IFRS measure that consists of both AUM and assets under administration ("AUA"). For more details, see the Non-IFRS Financial Measures section of this document and in the Q3'26 MD&A.
(22)Compared to the prior year.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2026    5

Sun Life Financial Inc.
Management's Discussion and Analysis
For the period ended September 30, 2026
Dated November 4, 2026

6 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

About Sunlife
Sunlife is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sunlife has operations in a number of markets worldwide including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia, and Bermuda. As of September 30, 2026, Sunlife had total assets under management ("AUM")(1) of $1.68 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results
Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sunlife", "we", "our", and "us". We manage our operations and report our financial results in five business groups/segments: Sun Life Asset Management, Canada, United States ("U.S."), Asia, and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively, and "Consolidated Financial Statements" collectively) and interim and annual management's discussion and analysis ("MD&A"). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), the accounting requirements of the Office of the Superintendent of Financial Institutions ("OSFI") and in accordance with the International Accounting Standard ("IAS") 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document may be impacted by rounding.

We have updated our disclosures for 2026 to reflect the implementation of the new Sun Life Asset Management structure, effective January 1, 2026, and other refinements to enhance the understanding of our financial results. The following outlines updates to our MD&A commencing Q1’26 and applicable to comparative results in this document:

•Sun Life Asset Management comprises MFS Investment Management ("MFS"), GreenOak, and the newly established Solutions & Other business unit. The following businesses have transitioned to Solutions & Other:
▪Defined Benefit Solutions (from Canada);
▪Sunlife’s stake in Aditya Birla Sun Life Asset Management Company (from Asia); and
▪Asia asset management (from Asia).
•Sun Life Asset Management and its business units report financial results in U.S. dollars as the primary reporting currency.
•Results are reported by business group and, where applicable, by business unit. Reporting by business type is disclosed only in the “Financial Highlights” page of the Supplementary Financial Information package for the quarter.
•Refinements have been applied to Canada and U.S. business group reporting to better reflect how the businesses are managed.
•Refinements have been applied to the allocation methodology for expenses from the Corporate to the Asia business group, enhancing comparability.

Prior period results have been updated to reflect current presentation.

Effective Q3'26, we launched GreenOak, SLC Management's new global brand, bringing together our alternative asset management businesses under a unified platform. As a result, references to SLC Management in this MD&A have been updated to GreenOak.

1. Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. For more details concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures, see section N - Non-IFRS Financial Measures of this document and the Supplementary Financial Information package on www.sunlife.com under Investors - Financial results and reports.

2. Forward-looking Statements
Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. For more details concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements, see section O - Forward-looking Statements of this document.

3. Additional Information
Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the annual and interim MD&A, and SLF Inc.'s Annual Information Form ("AIF") for the year ended December 31, 2025. These documents are filed with securities regulators in Canada and are available at www.sedarplus.ca. SLF Inc.'s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures of this document.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 7

B. Financial Summary

($ millions, unless otherwise noted)	Quarterly results			Year-to-date

Profitability	Q3'26	Q2'26	Q3'25	2026	2025
Net income (loss)
Underlying net income (loss)(1)	1,146	1,123	1,047	3,319	3,107
Reported net income (loss) - Common shareholders	785	1,008	1,106	2,258	2,750
Diluted earnings per share ("EPS") ($)
Underlying EPS (diluted)(1)	2.05	2.02	1.86	5.95	5.48
Reported EPS (diluted)	1.40	1.81	1.97	4.04	4.85
Return on equity ("ROE") (%)
Underlying ROE(1)	19.0%	19.1%	18.3%	18.8%	17.8%
Reported ROE(1)	13.0%	17.2%	19.3%	12.8%	15.8%

Growth	Q3'26	Q2'26	Q3'25	2026	2025
Sales
Asset management gross flows & wealth sales(1)(2)	54,437	82,655	63,056	199,457	178,713
Asset management net flows & net wealth sales(1)(2)	(32,665)	2,105	3,149	(49,011)	(17,310)
Group insurance sales(1)(3)	619	680	498	1,851	1,613
Individual insurance sales(1)(4)	1,042	1,002	987	3,197	2,724
Total assets under management ($ billions)(1)(2)	1,676.4	1,696.5	1,623.5	1,676.4	1,623.5
New business Contractual Service Margin ("CSM")(1)	385	400	446	1,214	1,287

Financial Strength	Q3'26	Q2'26	Q3'25
LICAT ratios(5)
Sun Life Financial Inc.	142%	145%	154%
Sun Life Assurance(6)	130%	133%	138%
Financial leverage ratio(1)(7)	24.1%	23.8%	21.6%
Book value per common share ($)	42.79	42.49	40.86
Weighted average common shares outstanding for basic EPS (millions)	556	554	561
Closing common shares outstanding (millions)	555	554	558

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures of this document.
(2)Prior period amounts have been updated.
(3)“Group insurance sales” include sales from Sun Life Health in Canada, Group Benefits and Dental in the U.S., and Group businesses in Asia.
(4)“Individual insurance sales” include sales from Individual Insurance in Canada as well as sales from individual insurance businesses in ASEAN, Hong Kong, Joint Ventures and High Net Worth in Asia.
(5)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(6)Sun Life Assurance is SLF Inc.’s principal operating life insurance subsidiary.
(7)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $11.1 billion as at September 30, 2026 (June 30, 2026 - $11.9 billion; September 30, 2025 - $11.2 billion).
8 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

C. Profitability
The following table reconciles our Common shareholders' net income ("reported net income") and underlying net income. All factors discussed in this document that impact underlying net income are also applicable to reported net income. Certain adjustments and notable items also impact the CSM, such as mortality experience and assumption changes; for more details, see section E - Contractual Service Margin of this document.

	Quarterly results			Year-to-date
($ millions, after-tax)	Q3'26	Q2'26	Q3'25	2026	2025
Underlying net income (loss) by business group(1):
Sun Life Asset Management	416	364	387	1,143	1,124
Canada	422	427	397	1,219	1,090
U.S.	197	227	147	642	560
Asia	226	222	211	664	584
Corporate	(115)	(117)	(95)	(349)	(251)
Underlying net income(1)	1,146	1,123	1,047	3,319	3,107
Add: Market-related impacts	(162)	(22)	(14)	(404)	(202)
Assumption changes and management actions ("ACMA")	(33)	(6)	(13)	(35)	(14)
Other adjustments	(166)	(87)	86	(622)	(141)
Items excluded from underlying net income	(361)	(115)	59	(1,061)	(357)
Reported net income (loss) - Common shareholders by business group:
Sun Life Asset Management	293	337	363	804	1,029
Canada	418	443	378	948	997
U.S.	107	170	98	428	387
Asia	123	202	359	508	593
Corporate	(156)	(144)	(92)	(430)	(256)
Reported net income - Common shareholders	785	1,008	1,106	2,258	2,750
Underlying ROE(1)	19.0%	19.1%	18.3%	18.8%	17.8%
Reported ROE(1)	13.0%	17.2%	19.3%	12.8%	15.8%
Notable items attributable to reported and underlying net income(1):
Mortality	35	55	30	106	64
Morbidity	(67)	29	(28)	(34)	(31)
Lapse and other policyholder behaviour ("policyholder behaviour")	—	(7)	(4)	(7)	(13)
Expenses	(13)	(17)	(9)	(49)	(72)
Net credit(2)	22	35	(13)	68	(2)
Other(3)	6	6	29	48	102

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures of this document.
(2)Net credit includes rating changes on assets measured at Fair value through profit or loss ("FVTPL"), and the Expected credit loss ("ECL") impact for assets measured at Fair value through other comprehensive income ("FVOCI"). Included in this balance are also the release of credit risk adjustments, which are reported in Expected Investment Earnings in the Drivers of Earnings analysis.
(3)Other notable items are recorded in Net Insurance Service Result and Net Investment Result in the Drivers of Earnings analysis. For more details, see section N - Non-IFRS Financial Measures of this document.

Quarterly Comparison - Q3'26 vs. Q3'25
Underlying net income(1) of $1,146 million increased $99 million or 9%, driven by:

•Strong business growth across Canada, the U.S. and Asia, higher fee-related earnings in GreenOak, and favourable net investment results; partially offset by
•Less favourable insurance experience in Canada and higher financing costs supporting the acquisition of our remaining interests in GreenOak subsidiaries.

Reported net income of $785 million decreased $321 million or 29%, driven by:

•Unfavourable interest rate impacts;
•Acquisition and restructuring charges primarily in Sun Life Asset Management related to the integration of GreenOak subsidiaries and the Bell Partners Inc. acquisition(2); and
•A prior year gain from increased ownership interest in Bowtie(3); partially offset by
•The increase in underlying net income.

(1)For a reconciliation between reported net income and underlying net income, see section N - Non-IFRS Financial Measures of this document.
(2)For more details, see the "Other Transactions" heading in section F - Financial Strength of this document.
(3)On July 15, 2025, we acquired an additional interest in Bowtie Life Insurance Company Limited ("Bowtie"), which increased our ownership interest, excluding dilution, by approximately 11% and resulted in a total ownership interest of 55.8%. Total consideration was cash of $55 million. Our previously held interest in Bowtie was remeasured to its fair value which resulted in a gain of $176 million recognized in reported net income in Q3'25 ("gain from increased ownership interest in Bowtie"). For more details, see Note 3 of our 2025 Annual Consolidated Financial Statements.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 9

Foreign exchange translation led to an increase of $7 million in underlying net income and an increase of $8 million in reported net income.

Underlying ROE was 19.0% and reported ROE was 13.0% (Q3'25 - 18.3% and 19.3%, respectively).

1.Market-related impacts
Market-related impacts represent the difference between actual versus expected market movements(1). Market-related impacts resulted in a decrease of $162 million to reported net income, reflecting unfavourable interest rate and other market-related impacts.

2.Assumption changes and management actions
The net impact of assumption changes and management actions was a decrease of $33 million to reported net income and includes methods and assumptions changes on insurance contracts as well as related impacts. These included unfavourable impacts from policyholder behaviour updates mainly in High Net Worth in Asia, partially offset by favourable financial updates across all business groups. For additional details, refer to "Assumption Changes and Management Actions by Type" in section E - Contractual Service Margin of this document.

3.Other adjustments
Other adjustments decreased reported net income by $166 million, driven by:

•Acquisition and restructuring charges primarily in Sun Life Asset Management related to the integration of GreenOak subsidiaries and the Bell Partners Inc. acquisition(2); and
•DentaQuest acquisition, integration and restructuring costs and amortization of acquired intangible assets; partially offset by
•A gain on sale of MFS’ closed-end funds(3).

4.Experience-related items
In the third quarter of 2026, notable experience items included:

•Favourable mortality experience primarily in Canada and the U.S.;
•Unfavourable morbidity experience largely from U.S. Employee Benefits in long-term disability, partially offset by favourable morbidity experience in Canada; and
•Net credit was favourable in Sun Life Asset Management, the U.S., and Asia.

5.Income taxes
The statutory tax rate is impacted by various tax items, such as lower taxes on income subject to tax in foreign jurisdictions, tax-exempt or low-taxed investment income, and other sustainable tax benefits.

The Q3'26 effective income tax rate(4) on underlying net income and reported net income was 19.1% and 29.4%, respectively.

6.Impacts of foreign exchange translation
Foreign exchange translation led to an increase of $7 million in underlying net income and an increase of $8 million in reported net income.

Year-to-Date Comparison - Q3'26 vs. Q3'25
Underlying net income of $3,319 million increased $212 million or 7%, driven by:

•Strong performance in Canada, from business growth including higher fee income from higher AUMA(5), U.S. medical stop-loss, from double-digit premium growth and improved morbidity experience, U.S. In-force Management, from favourable experience, and Asia reflecting business growth in Hong Kong; partially offset by
•Lower U.S. Employee Benefits earnings reflecting unfavourable morbidity experience, higher financing costs supporting the acquisition of our remaining interests in GreenOak subsidiaries, and unfavourable impacts from foreign exchange translation.

(1)Except for risk-free rates which are based on current rates, expected market movements are based on our medium-term outlook which is reviewed annually.
(2)For more details, see the "Other Transactions" heading in section F - Financial Strength of this document.
(3)Reflects the reorganization of certain MFS closed-end funds and the related change in investment advisor in Q3’26 (“sale of MFS’ closed-end funds”).
(4)Our effective income tax rate on reported net income is calculated using Total income (loss) before income taxes, as detailed in Note 11 in our
Interim Consolidated Financial Statements for the period ended September 30, 2026. Our effective income tax rate on underlying net income is calculated using pre-tax underlying net income, as detailed in section N - Non-IFRS Financial Measures of this document, and the associated income tax expense.
(5)Assets under management and administration ("AUMA") is a non-IFRS measure that consists of both AUM and assets under administration ("AUA"). For more details, see the Non-IFRS Financial Measures section of this document.
10 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

Reported net income of $2,258 million decreased $492 million or 18%, driven by:

•Market-related impacts reflecting unfavourable interest rate impacts partially offset by improved real estate experience(1) and favourable public equity market performance;
•A $165 million charge from the acquisition of remaining equity interests in GreenOak subsidiaries(2);
•A $145 million charge reflecting the settlement of a legal matter in Canada(2);
•Acquisition and restructuring charges primarily in Sun Life Asset Management related to the integration of GreenOak subsidiaries and the Bell Partners Inc. acquisition(2); and
•A prior year gain from increased ownership interest in Bowtie; partially offset by
•The increase in underlying net income; and
•A prior year impairment charge of $61 million in U.S. Dental(3).

Foreign exchange translation led to a decrease of $30 million in underlying net income and a decrease of $9 million in reported net income.

Underlying ROE was 18.8% and reported ROE was 12.8% (2025 - 17.8% and 15.8%, respectively).

1.Market-related impacts
Market-related impacts represent the difference between actual versus expected market movements(4). Market-related impacts resulted in a decrease of $404 million to reported net income, reflecting unfavourable interest rate and other market-related impacts, and real estate experience.

2.Assumption changes and management actions
The net impact of assumption changes and management actions was a decrease of $35 million to reported net income and includes methods and assumptions changes on insurance contracts as well as related impacts. These included unfavourable impacts from policyholder behaviour updates mainly in High Net Worth in Asia partially offset by favourable financial updates across all business groups.

3.Other adjustments
Other adjustments decreased reported net income by $622 million, driven by:

•A $165 million charge from the acquisition of remaining equity interests in GreenOak subsidiaries(2);
•A $145 million charge reflecting the settlement of a legal matter in Canada(2);
•Acquisition and restructuring charges primarily in Sun Life Asset Management related to the integration of GreenOak subsidiaries and the Bell Partners Inc. acquisition(2);
•DentaQuest acquisition, integration and restructuring costs and amortization of acquired intangible assets; and
•Share-based compensation expenses at MFS from accelerated vesting terms for retirement eligible plan members; partially offset by
•A gain on sale of MFS’ closed-end funds(5).

4. Experience-related items
Notable experience items in the current year included:

•Favourable mortality experience primarily in Canada, the U.S., and Asia;
•Unfavourable morbidity experience primarily from U.S. Employee Benefits in long-term disability, largely offset by favourable morbidity experience in Canada;
•Unfavourable expense experience largely in the U.S. and Asia;
•Net credit was favourable in the U.S., Sun Life Asset Management, and Asia; and
•Other experience was favourable primarily from the U.S. and Canada.

5. Income taxes
The statutory tax rate is impacted by various tax items, such as lower taxes on income subject to tax in foreign jurisdictions, tax-exempt or low-taxed investment income, and other sustainable tax benefits.

The effective income tax rate(6) for the current year on underlying net income and reported net income was 19.7% and 23.3%, respectively.

6. Impacts of foreign exchange translation
Foreign exchange translation led to a decrease of $30 million in underlying net income and a decrease of $9 million in reported net income.

(1)Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
(2)For more details, see the "Other Transactions" heading in section F - Financial Strength of this document.
(3) An impairment charge on a customer relationship intangible asset from the early termination of a U.S. group dental contract.
(4)Except for risk-free rates which are based on current rates, expected market movements are based on our medium-term outlook which is reviewed annually.
(5)Reflects the reorganization of certain MFS closed-end funds and the related change in investment advisor in Q3’26 and Q2'26 (“sale of MFS’ closed-end funds”).
(6)Our effective income tax rate on reported net income is calculated using Total income (loss) before income taxes, as detailed in Note 11 in our
Interim Consolidated Financial Statements for the period ended September 30, 2026. Our effective income tax rate on underlying net income is calculated using pre-tax underlying net income, as detailed in section N - Non-IFRS Financial Measures of this document, and the associated income tax expense.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 11

D. Growth
1. Sales and Gross Flows

	Quarterly results			Year-to-date
($ millions)	Q3'26	Q2'26	Q3'25	2026	2025
Asset management gross flows & wealth sales by business group(1)
Sun Life Asset Management gross flows(2)	48,285	74,168	58,087	177,760	161,050
Canada asset management gross flows & wealth sales	4,855	7,374	4,010	18,106	14,849
Asia asset management gross flows & wealth sales	1,297	1,113	959	3,591	2,814
Total asset management gross flows & wealth sales(1)(2)	54,437	82,655	63,056	199,457	178,713
Group insurance sales by business group(1)
Canada	123	203	98	621	674
U.S.	466	448	375	1,134	864
Asia	30	29	25	96	75
Total group sales(1)	619	680	498	1,851	1,613
Individual insurance sales by business group(1)
Canada	107	140	130	361	405
Asia	935	862	857	2,836	2,319
Total individual sales(1)	1,042	1,002	987	3,197	2,724
CSM - Impact of new insurance business ("New business CSM")(1)	385	400	446	1,214	1,287

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures of this document.
(2)Prior period amounts have been updated.

Total asset management gross flows & wealth sales decreased $8.6 billion or 14% from prior year ($9.2 billion(1) or 15%(1), excluding foreign exchange translation).

•Sun Life Asset Management gross flows decreased $10.4 billion(1) or 18%(1), from prior year, reflecting lower gross flows in MFS, partially offset by higher gross flows in GreenOak and Solutions & Other.
•Canada asset management gross flows & wealth sales increased $0.8 billion or 21%, driven by higher mutual fund sales in Individual Wealth and increased rollover volumes in Group Wealth(2).
•Asia asset management gross flows & wealth sales increased $0.3 billion(1) or 35%(1), reflecting higher Mandatory Provident Fund ("MPF") sales in Hong Kong and higher group fund sales in India.

Total group insurance sales increased $121 million or 24% from prior year ($116 million(1) or 23%(1), excluding foreign exchange translation).

•Canada group sales increased $25 million or 26%, primarily driven by higher large case sales.
•U.S. group sales increased $83 million(1) or 22%(1), primarily driven by:
◦Higher medical stop-loss sales reflecting strong close rates, continued pricing discipline supported by our risk selection tools, and favourable market conditions.
◦Higher commercial sales in Dental aligned with our strategic growth focus, reflecting higher average case sizes, were offset by lower Medicare Advantage sales.

Total individual insurance sales increased $55 million or 6% from prior year ($57 million(1) or 6%(1), excluding foreign exchange translation).

•Canada individual sales decreased $23 million or 18%, reflecting lower participating life sales.
•Asia individual sales increased $80 million(1) or 9%(1), driven by:
◦Higher sales in Hong Kong across all channels; and
◦Strong growth in India and Malaysia, primarily from the bancassurance channel; partially offset by
◦Lower sales in China primarily from the broker channel.

New business CSM represents growth derived from sales activity in the period. The impact of new insurance business drove a $385 million increase in CSM, compared to new business CSM of $446 million in the prior year, reflecting an increasing competitive environment primarily in Hong Kong.

(1)This change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section N - Non-IFRS Financial Measures of this document.
(2)Effective Q1'26, we report our Group Retirement Services business unit under "Group Wealth".
12 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

2. Assets Under Management
AUM consists of general funds, the investments for segregated fund holders ("segregated funds") and third-party assets managed by the Company. Third-party and other AUM is comprised of institutional and managed funds, as well as other AUM related to our joint ventures.

	Quarterly results
($ millions)	Q3'26	Q2'26	Q1'26	Q4'25	Q3'25
Assets under management(1)(2)
General fund assets	239,917	243,094	232,035	231,889	230,034
Segregated funds	181,512	182,236	166,277	166,566	164,895
Third-party and other assets under management(1)
Retail	679,302	712,004	645,624	666,852	679,905
Institutional, managed funds and other	664,491	645,326	612,463	621,663	631,165
Total third-party and other AUM(1)	1,343,793	1,357,330	1,258,087	1,288,515	1,311,070
Consolidation adjustments(2)	(88,787)	(86,210)	(81,132)	(82,106)	(82,536)
Total assets under management(1)(2)	1,676,435	1,696,450	1,575,267	1,604,864	1,623,463

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures of this document.
(2)Prior period amounts have been updated.

AUM increased $71.6 billion or 4% from December 31, 2025, primarily driven by:

(i)favourable market movements on the value of segregated, retail, institutional and managed funds of $65.6 billion;
(ii)an increase of $39.9 billion from foreign exchange translation (excluding the impacts of general fund assets);
(iii)an increase of $15.0 billion from other business activities, including $14.9 billion from the acquisition of Bell Partners Inc., partially offset by $2.3 billion from the sale of MFS' closed-end funds; and
(iv)an increase in AUM of general fund assets of $8.0 billion, primarily driven by business growth and favourable impacts from foreign exchange translation, partially offset by a decline in net fair value from changes in interest rates and credit spreads; partially offset by
(v)net outflows from segregated funds and third-party and other AUM of $48.1 billion; and
(vi)Client distributions of $8.9 billion.

Segregated fund and third-party and other AUM net outflows of $32.2 billion during the quarter were comprised of:

	Quarterly results
($ billions)	Q3'26	Q2'26	Q1'26	Q4'25	Q3'25
Net flows for Segregated fund and Third-party and other AUM:
Sun Life Asset Management	(31.6)	1.9	(17.7)	(19.2)	4.4
Canada, Asia and other	(0.6)	0.4	(0.6)	(0.9)	(0.6)
Total net flows for Segregated fund and Third-party and other AUM	(32.2)	2.3	(18.3)	(20.1)	3.8

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 13

E. Contractual Service Margin
Contractual Service Margin represents a source of stored value for future insurance profits and qualifies as available capital for LICAT purposes. CSM is a component of insurance contract liabilities. The following table shows the change in CSM including its recognition into net income in the period, as well as the growth from new insurance sales activity.

	For the nine months ended	For the full year ended
($ millions)	September 30, 2026	December 31, 2025
Beginning of Period	14,492	13,366
Impact of new insurance business(1)	1,214	1,727
Expected movements from asset returns & locked-in rates(1)	612	774
Insurance experience gains/losses(1)	(132)	(88)
CSM recognized for services provided	(1,002)	(1,263)
Organic CSM Movement(1)(2)	692	1,150
Impact of markets & other(1)	(262)	275
Impact of change in assumptions(1)	(1,014)	49
Currency impact	170	(348)
Total CSM Movement	(414)	1,126
Contractual Service Margin, End of Period(3)	14,078	14,492

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures of this document.
(2)Organic CSM movement is a component of both total CSM movement and organic capital generation.
(3)Total company CSM presented above is comprised of CSM on Insurance contracts issued of $14,551 million (December 31, 2025 - $14,166 million), net of CSM Reinsurance contracts held of $473 million (December 31, 2025 - $(326) million).

Total CSM ended Q3'26 at $14.1 billion, a decrease of $0.4 billion or 3% for the first nine months of 2026.

•Organic CSM movement was driven by the impact of new insurance business, reflecting strong sales in Asia, primarily in Hong Kong.
•Unfavourable impact of markets and other mainly driven by unfavourable interest experience partially offset by favourable equity experience.
•Impact of change in assumptions includes the unfavourable impact of strengthening Par risk adjustments in Canada, partially offset by a release of Non-Par risk adjustments in all jurisdictions, and unfavourable refinements and policyholder behaviour impacts in Asia, primarily in Hong Kong.
•Favourable currency impacts primarily in Asia and the U.S.
•Unfavourable insurance experience in the U.S., Canada, and Asia.

14 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

Assumption Changes and Management Actions by Type
The impact on CSM of ACMA is attributable to insurance contracts and related impacts under the general measurement approach ("GMA") and variable fee approach ("VFA"). For insurance contracts measured under the GMA, the impacts flow through the CSM at locked-in discount rates. For insurance contracts measured under the VFA, the impact flows through the CSM at current discount rates.

The following table sets out the impacts of ACMA on our reported net income and CSM in the third quarter of 2026.

As at September 30, 2026
($ millions)	Reported net income impacts (After-tax)(1)(2)	Deferred in CSM (Pre-tax)(2)(3)(4)	Comments
Mortality/morbidity	2	67	Updates to reflect experience in all jurisdictions.
Policyholder behaviour	(128)	(208)	Updates to reflect experience in all jurisdictions. The largest items were adverse lapse impacts in Hong Kong and High Net Worth in Asia, partially offset by a favourable impact in Individual Insurance in Canada.
Expense	(18)	(46)	Updates to reflect experience in all jurisdictions.
Financial	100	196	Updates to various financial-related assumptions.
Modelling enhancement and other	11	(1,009)	Various enhancements and methodology changes. The largest items were the unfavourable impact of strengthening Par risk adjustments in Canada, partially offset by a release of Non-Par risk adjustments in all jurisdictions, and unfavourable refinements primarily in Hong Kong in Asia and in Individual Insurance in Canada.
Total impact of change in assumptions	(33)	(1,000)

(1)In this document, the reported net income impact of ACMA is shown in aggregate for Net insurance service result and Net investment result, and excludes amounts attributable to participating policyholders.
(2)CSM is shown on a pre-tax basis as it reflects the changes in our insurance contract liabilities, while reported net income is shown on a post-tax basis to reflect the impact on capital.
(3)The impact of change in assumptions in the CSM rollforward of $(1,014) million is comprised of $(19) million for the three months ended March 31, 2026 from various small enhancements, $5 million for the three months ended June 30, 2026 from various small enhancements, and $(1,000) million for the three months ended September 30, 2026, as referenced in the table above.
(4)Total impact of change in assumptions represents a non-IFRS financial measure for amounts deferred in CSM. For more details, see section
N - Non-IFRS Financial Measures of this document.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 15

F. Financial Strength

	Quarterly results
($ millions, unless otherwise stated)	Q3'26	Q2'26	Q1'26	Q4'25	Q3'25
LICAT ratio(1)
Sun Life Financial Inc.	142%	145%	143%	157%	154%
Sun Life Assurance	130%	133%	134%	140%	138%
Capital
Subordinated debt	8,921	8,920	8,172	8,171	7,176
Innovative capital instruments(2)	200	200	200	200	200
Equity in the participating account	878	796	745	696	644
Non-controlling interests	144	199	195	264	289
Preferred shares and other equity instruments	2,239	2,239	2,239	2,239	2,239
Common shareholders' equity(3)	23,764	23,526	22,770	22,293	22,817
Contractual Service Margin(4)	14,078	15,263	14,673	14,492	14,406
Total capital	50,224	51,143	48,994	48,355	47,771
Financial leverage ratio(4)(5)	24.1%	23.8%	23.2%	23.5%	21.6%
Dividend
Underlying dividend payout ratio(5)	47%	48%	49%	47%	47%
Dividends per common share ($)	0.960	0.960	0.920	0.920	0.880
Book value per common share ($)	42.79	42.49	41.10	40.25	40.86

(1)Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(2)Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS"). For more details, see section J - Capital and Liquidity Management in the 2025 Annual MD&A.
(3)Common shareholders’ equity is equal to Total shareholders’ equity less Preferred shares and other equity instruments.
(4)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $11.1 billion as at September 30, 2026 (June 30, 2026 - $11.9 billion, March 31, 2026 - $11.4 billion, December 31, 2025 - $11.3 billion, September 30, 2025 - $11.2 billion).
(5)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures of this document.

1. Life Insurance Capital Adequacy Test
The Office of the Superintendent of Financial Institutions has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. Sun Life Assurance, SLF Inc.'s principal operating life insurance subsidiary, is also subject to the LICAT guideline.

SLF Inc.'s LICAT ratio of 142% as at September 30, 2026 decreased fifteen percentage points compared to December 31, 2025, driven by M&A(1) activity, shareholder dividend payments, and market impacts, partially offset by subordinated debt issuance.

Sun Life Assurance's LICAT ratio of 130% as at September 30, 2026 decreased ten percentage points compared to December 31, 2025, driven by dividend payments to SLF Inc. and market impacts.

The Sun Life Assurance LICAT ratios in both periods are well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%.

(1)Mergers & Acquisitions ("M&A").
16 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

2. Capital
Our total capital consists of subordinated debt and other capital instruments, CSM, equity in the participating account and total shareholders' equity which includes common shareholders' equity, preferred shares and other equity instruments, and non-controlling interests ("NCI"). As at September 30, 2026, our total capital was $50.2 billion, an increase of $1.9 billion compared to December 31, 2025. The increase to total capital included reported net income of $2,258 million, the issuance of $750 million principal amount of Series 2026-1 Subordinated Unsecured 4.21% Fixed/Floating Debentures, which is detailed below, favourable impacts from foreign exchange translation of $642 million included in other comprehensive income (loss) ("OCI"), an increase of $437 million from the net impact of initial subscription to the GreenOak Management Equity Plan during Q1'26, and a $404 million increase from the issuance of common shares for the acquisition of Bell Partners Inc., which are detailed below. This was partially offset by the payment of $1,576 million of dividends on common shares of SLF Inc. ("common shares"), a decrease of $414 million in CSM, a decrease of $330 million from the repurchase and cancellation of common shares, net unrealized losses on FVOCI assets of $329 million, and a $163 million decrease from the acquisition of the remaining equity interests in GreenOak subsidiaries, which is detailed below.

In 2026, organic capital generation(1) was $1,135 million, which measures the change in capital, net of dividends, above LICAT requirements excluding the impacts of markets and other non-recurring items. Organic capital generation was driven by underlying net income and new business CSM.

Our capital and liquidity positions remain strong with a LICAT ratio of 142% at SLF Inc., a financial leverage ratio of 24.1%(1) and $2.0 billion in cash and other liquid assets(1) as at September 30, 2026 in SLF Inc.(2) (December 31, 2025 - $2.4 billion).

Capital Transactions
On June 19, 2026, SLF Inc. issued $750 million principal amount of Series 2026-1 Subordinated Unsecured 4.21% Fixed/Floating Debentures due 2038. The net proceeds will be used for general corporate purposes, which may include investments in subsidiaries, repayment of indebtedness and other strategic investments.

On June 29, 2026, the interest rate on SLF Inc.’s $1.0 billion principal amount of Limited Recourse Capital Notes Series 2021-1 (Subordinated Indebtedness) was reset from 3.60% to 5.614% per annum for the five-year period from and including June 30, 2026 to, but excluding, June 30, 2031.

On September 30, 2026, after taking into account all conversion election notices received from holders, all remaining 1.2 million Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (the "Series 11QR Shares") were converted into Class A Non-Cumulative Rate Reset Preferred Shares Series 10R (the "Series 10R Shares") on a one-for-one basis. As a result, as of September 30, 2026, SLF Inc. has 8 million Series 10R Shares and no Series 11QR Shares issued and outstanding. The dividend rate on the Series 10R Shares for the five-year period commencing on September 30, 2026 to but excluding September 30, 2031, is 5.519% per annum, as determined in accordance with the terms of the Series 10R Shares.

On September 21, 2026, SLF Inc. announced its intention to redeem all of the outstanding $500 million principal amount of Series 2021-1 Subordinated Unsecured 2.46% Fixed/Floating Debentures on November 18, 2026, in accordance with the redemption terms attached to such debentures. The redemption will be funded from existing cash and other liquid assets.

3. Other Transactions
In Q1'26, we completed the acquisition of the remaining equity interests in BentallGreenOak ("BGO") and Crescent Capital Group ("Crescent"), reinforcing our conviction in their leadership, performance, and long-term growth potential. As part of the transaction, we paid $1.59 billion (US$1.16 billion) for the remaining 44% interest stake in BGO and $829 million (US$608 million) for the remaining 49% stake in Crescent. These payments settle the outstanding put liability on our financial statements and were funded through debt issuances in 2025 in anticipation of the transactions. The net impact to reported net income in Q1'26 was a post-tax charge of $165 million (US$119 million) ($277 million (US$200 million) pre-tax charge). For more details, see Note 3 of our Interim Consolidated Financial Statements for the period ended September 30, 2026.

We introduced the GreenOak Management Equity Plan ("MEP"), which was effective during Q1'26. The MEP offers certain key personnel in our GreenOak subsidiaries with share-based equity, providing participants with an option to acquire preferred equity interests in GreenOak, receive restricted share units of GreenOak, or a combination thereof. Once issued, the equity vests over a period of 3 to 5 years from the grant date. Participants in the MEP are generally required to provide continued service during the vesting period to receive the full benefits of the equity. The equity is ultimately settled in common shares of SLF Inc. The net impact of initial subscription to the MEP during Q1'26 was an increase of $437 million to Contributed surplus in our Interim Consolidated Financial Statements for the period ended September 30, 2026.

On July 2, 2026, we completed the acquisition of Bell Partners Inc. ("Bell Partners"), a leading U.S. multifamily real estate investment manager and vertically integrated property management business. Sunlife acquired a 100% interest in Bell Partners for a purchase price of $522 million (US$367 million), with approximately 80% paid in Sunlife common shares. Operating as a distinct, vertically integrated business under BentallGreenOak ("BGO"), Bell Partners will oversee the broader company's U.S. multifamily assets. The acquisition combines complementary real estate investment and operating capabilities, expanding our presence in the U.S. multifamily sector and strengthening our ability to provide institutional Clients with access to multifamily investment opportunities. For more details, see Note 3 of our Interim Consolidated Financial Statements for the period ended September 30, 2026.

On September 8, 2026, the Court approved the settlement of a class action relating to individual life insurance policies sold and issued by the Metropolitan Life Insurance Company ("MetLife") in the 1980s and 1990s, which Sunlife inherited through historical Canadian acquisitions ("settlement of a legal matter"). MetLife provided an indemnity relating to these policies, and Sunlife is seeking full recourse pursuant to the indemnity. This matter does not involve any policies or products sold by Sunlife. The net impact to reported net income in Q1'26 was a charge of $145 million. For more details, see Note 17 of our Interim Consolidated Financial Statements for the period ended September 30, 2026.

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures of this document.
(2)SLF Inc. (the ultimate parent company) and its wholly-owned holding companies.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 17

4. Normal Course Issuer Bids
On May 26, 2026, SLF Inc. announced that OSFI and the Toronto Stock Exchange ("TSX") had approved the renewal of its previously announced normal course issuer bid (the "2026 NCIB"). Under the 2026 NCIB, SLF Inc. is permitted to purchase up to 10,000,000 common shares. The 2026 NCIB commenced on May 29, 2026 and will continue until May 28, 2027 or such earlier date as SLF Inc. may determine. Any common shares purchased by SLF Inc. pursuant to the 2026 NCIB will be cancelled or used in connection with certain equity settled incentive arrangements. Under its prior normal course issuer bid (the "2025 NCIB"), which commenced on June 9, 2025 and expired on May 21, 2026, SLF Inc. purchased 10,570,915 common shares. Common shares purchased by SLF Inc. pursuant to the 2025 NCIB were either subsequently cancelled or used in connection with certain equity settled incentive arrangements.

Shares purchased and subsequently cancelled under both bids were as follows:

	Quarterly results		Year-to-date		Aggregate(1)
	Q3'26		2026
	Common shares purchased (millions)	Amount ($ millions)(2)	Common shares purchased (millions)	Amount ($ millions)(2)	Common shares purchased (millions)	Amount ($ millions)(2)
2025 NCIB (ended May 21, 2026)	—	—	—	—	10.1	844
2026 NCIB	2.2	246	3.0	330	3.0	330
Total	2.2	246	3.0	330
(1)Represents the balance of common shares purchased and subsequently cancelled under the life of the normal course issuer bid to-date.
(2)Excludes the impact of excise tax on net repurchases of equity.

G. Performance by Business Group

	Quarterly results			Year-to-date
($ millions)	Q3'26	Q2'26	Q3'25	2026	2025
Underlying net income (loss)(1)
Sun Life Asset Management	416	364	387	1,143	1,124
Canada	422	427	397	1,219	1,090
U.S.	197	227	147	642	560
Asia	226	222	211	664	584
Corporate	(115)	(117)	(95)	(349)	(251)
Total underlying net income (loss)(1)	1,146	1,123	1,047	3,319	3,107
Reported net income (loss) - Common shareholders
Sun Life Asset Management	293	337	363	804	1,029
Canada	418	443	378	948	997
U.S.	107	170	98	428	387
Asia	123	202	359	508	593
Corporate	(156)	(144)	(92)	(430)	(256)
Total reported net income (loss) - Common shareholders	785	1,008	1,106	2,258	2,750

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures of this document.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

18 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

1. Sun Life Asset Management

	Quarterly results			Year-to-date
Sun Life Asset Management (US$ millions)	Q3'26	Q2'26	Q3'25	2026	2025
Underlying net income(1)	297	262	281	824	805
Add: Market-related impacts	(7)	2	(1)	(19)	(18)
ACMA	(13)	—	7	(12)	2
MFS shares owned by management	4	(17)	(2)	(12)	1
Acquisition, integration and restructuring(2)(3)	(62)	4	(15)	(176)	(38)
Intangible asset amortization	(10)	(8)	(6)	(26)	(16)
Reported net income - Common shareholders	209	243	264	579	736
MFS (US$ millions)
Underlying net income(1)	214	187	215	600	585
Reported net income - Common shareholders	225	184	213	609	586
Pre-tax net operating margin for MFS(1)	40.7%	35.7%	39.2%	37.0%	36.6%
GreenOak (US$ millions)
Underlying net income(1)	52	43	39	127	131
Reported net income (loss) - Common shareholders	(18)	29	17	(90)	55
Fee-related earnings(1)	78	62	56	192	188
Pre-tax fee-related earnings margin(1)(4)	27.8%	26.3%	25.7%	27.8%	25.7%
Pre-tax net operating margin(1)(4)	25.4%	25.0%	27.5%	25.4%	27.5%
Solutions & Other (US$ millions)
Underlying net income (1)	31	32	27	97	89
Reported net income - Common shareholders	2	30	34	60	95
Sun Life Asset Management
Assets under management (US$ billions)(1)	903.7	917.7	903.3	903.7	903.3
Sun Life Asset Management managed assets (US$ billions)(1)	1,018.6	1,034.9	1,018.6	1,018.6	1,018.6
Gross flows (US$ billions)(1)(5)	34.5	53.6	42.2	128.4	115.2
Net flows (US$ billions)(1)(5)	(22.8)	1.5	3.0	(34.4)	(13.2)
Assets under management (C$ billions)(1)	1,285.8	1,302.6	1,257.4	1,285.8	1,257.4
Sun Life Asset Management managed assets (C$ billions)(1)	1,449.3	1,469.1	1,417.9	1,449.3	1,417.9
Gross flows (C$ billions)(1)(5)	48.3	74.2	58.1	177.8	161.1
Net flows (C$ billions)(1)(5)	(31.9)	2.0	4.1	(47.7)	(18.6)
MFS (US$ billions)
Average net assets (US$ billions)(1)	642.3	646.6	642.6	647.1	622.1
Assets under management (US$ billions)(1)(6)	618.7	644.7	658.7	618.7	658.7
Gross flows (US$ billions)(1)	25.5	24.8	34.1	81.9	92.7
Net flows (US$ billions)(1)	(26.9)	(22.9)	(0.9)	(66.0)	(23.3)
Asset appreciation (depreciation) (US$ billions)	1.3	46.7	24.1	34.9	76.1
GreenOak (US$ billions)
Assets under management (US$ billions)(1)	205.2	193.6	186.0	205.2	186.0
Gross flows - AUM (US$ billions)(1)	7.0	7.6	6.5	21.6	17.3
Net flows - AUM (US$ billions)(1)	4.0	4.6	3.8	12.6	8.8
Fee earning assets under management ("FE AUM") (US$ billions)(1)	151.7	146.6	143.3	151.7	143.3
Gross flows - FE AUM (US$ billions)(1)	5.6	6.5	5.7	18.2	20.5
Net flows - FE AUM (US$ billions)(1)	3.5	4.0	3.6	11.7	13.6
Assets under administration ("AUA") (US$ billions)(1)	14.5	14.6	12.9	14.5	12.9
Capital raising (US$ billions)(1)	3.5	4.7	4.1	12.6	11.5
Deployment (US$ billions)(1)	7.1	6.2	5.4	18.6	17.1
Solutions & Other (US$ billions)
Assets under management (US$ billions)(1)	79.8	79.4	58.6	79.8	58.6
(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures of this document.
(2)Amounts relate to acquisition costs for our GreenOak subsidiaries, which include the unwinding of the discount for Other financial liabilities of US$ nil in Q3'26 and US$1 million for the first nine months of 2026 (Q2'26 - US$1 million, Q3'25 - US$9 million; the first nine months of 2025 - US$30 million). The unwinding relates to Advisors Asset Management, Inc. for 2026 reporting periods and to BentallGreenOak, Crescent Capital Group LP, and Advisors Asset Management, Inc. for 2025 reporting periods.
(3)Q1'26 includes a US$119 million charge from the acquisition of remaining equity interests in GreenOak subsidiaries. For more details, see the "Other Transactions" heading in section F - Financial Strength of this document.
(4)Based on a trailing 12-month basis. For more details, see section N - Non-IFRS Financial Measures of this document.
(5)Prior period amounts have been updated.
(6)Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS' U.S. Generally Accepted Accounting Principles ("GAAP") assets and liabilities as at December 31, 2025.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 19

Profitability
Quarterly Comparison - Q3'26 vs. Q3'25
Sun Life Asset Management underlying net income of US$297 million increased US$16 million or 6%, driven by:

•MFS down US$1 million, as lower fee income, impacted by average fee rates, was offset by lower operating expenses and higher net investment income. Pre-tax net operating profit margin(1) improved to 40.7% for Q3'26, compared to 39.2% in the prior year, primarily driven by the impact from the sale of closed-end funds.
•GreenOak up US$13 million, reflecting higher fee-related earnings(1), which increased 39% driven by the acquisition of Bell Partners Inc.(2) and lower compensation expenses, partially offset by lower net seed investment income. Fee-related earnings margin(1) was 27.8% for Q3'26, compared to 25.7% in the prior year.
•Solutions & Other up US$4 million, reflecting improved credit experience.

Reported net income of US$209 million decreased US$55 million or 21%, driven by:

•Acquisition and restructuring charges primarily related to the integration of GreenOak subsidiaries and the Bell Partners Inc. acquisition(2); and
•Unfavourable ACMA impacts in Solutions & Other; partially offset by
•The increase in underlying net income and a gain on sale of MFS’ closed-end funds.

Foreign exchange translation led to an increase of $5 million in underlying net income and an increase of $4 million in reported net income.

Year-to-Date Comparison - Q3'26 vs. Q3'25
Sun Life Asset Management underlying net income of US$824 million increased US$19 million or 2%, driven by:

•MFS up US$15 million, reflecting higher fee income from higher average net assets ("ANA") partially offset by higher operating expenses.
•GreenOak down US$4 million, reflecting lower net seed investment income, partially offset by higher fee-related earnings. Fee-related earnings(1) increased 2% driven by the acquisition of Bell Partners Inc.(2) and lower expenses, partially offset by higher catch-up fees in the prior year.
•Solutions & Other up US$8 million, reflecting favourable net investment results.

Reported net income of US$579 million decreased US$157 million or 21%, driven by:

•A US$119 million charge from the acquisition of remaining equity interests in GreenOak subsidiaries(2);
•Acquisition and restructuring charges primarily related to the integration of GreenOak subsidiaries and the Bell Partners Inc. acquisition(2);
•Unfavourable ACMA impacts in Solutions & Other; and
•Share-based compensation expenses at MFS from accelerated vesting terms for retirement eligible plan members; partially offset by
•A gain on sale of MFS' closed-end funds; and
•The increase in underlying net income.

Foreign exchange translation led to a decrease of $12 million in underlying net income and an increase of $1 million in reported net income.

Growth
Sun Life Asset Management AUM of US$903.7 billion increased US$2.9 billion from December 31, 2025, driven by:

•Net asset value changes of US$43.7 billion, including an increase of US$10.6 billion from the Bell Partners Inc. acquisition(2), partially offset by US$1.6 billion from the sale of MFS' closed-end funds;
•Net outflows of US$34.4 billion; and
•Client distributions in GreenOak of US$6.4 billion.

Sun Life Asset Management managed assets of US$1,018.6 billion decreased US$0.6 billion from December 31, 2025.

MFS' AUM decreased US$32.7 billion or 5% from December 31, 2025, driven by:

•Net outflows of US$66.0 billion and US$1.6 billion from the sale of MFS' closed-end funds, partially offset by the increase in asset values from higher equity markets of US$34.9 billion.

GreenOak's AUM increased US$15.8 billion or 8% from December 31, 2025, driven by:

•Net inflows of US$12.6 billion and an increase of US$10.6 billion from the Bell Partners Inc. acquisition(2), partially offset by Client distributions of US$6.4 billion and asset value changes of US$1.0 billion.
•Net inflows were comprised of capital raising and Client contributions, totaling US$21.6 billion, partially offset by outflows of US$9.0 billion.

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures of this document.
(2)For more details, see the "Other Transactions" heading in section F - Financial Strength of this document.
20 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

GreenOak's FE AUM increased US$6.2 billion or 4% from December 31, 2025, driven by:

•Net inflows of US$11.7 billion and an increase of US$6.4 billion from the Bell Partners Inc. acquisition(1), partially offset by Client distributions of US$6.4 billion and asset value changes of US$5.5 billion.
•Net inflows were comprised of capital deployment and Client contributions, totaling US$18.2 billion, partially offset by outflows of US$6.4 billion.

Solutions & Other AUM increased US$19.9 billion or 33% from December 31, 2025, driven by:

•Net inflows of US$19.1 billion from a large public fixed income mandate funded at ABSLAMC(2), and net asset value changes of US$0.8 billion.

Acquisition of Bell Partners Inc.
On July 2, 2026, we completed the acquisition of Bell Partners, a leading U.S. multifamily real estate investment manager and vertically integrated property management business. Sunlife acquired a 100% interest in Bell Partners for a purchase price of US$367 million, with approximately 80% paid in Sunlife common shares. Operating as a distinct, vertically integrated business under BentallGreenOak ("BGO"), Bell Partners will oversee the broader company's U.S. multifamily assets. The acquisition combines complementary real estate investment and operating capabilities, expanding our presence in the U.S. multifamily sector and strengthening our ability to provide institutional Clients with access to multifamily investment opportunities. For more details, see Note 3 of our Interim Consolidated Financial Statements for the period ended September 30, 2026 and the "Other Transactions" heading in section F - Financial Strength of this document.

2. Canada

	Quarterly results			Year-to-date
($ millions)	Q3'26	Q2'26	Q3'25	2026	2025
Underlying net income by business unit(1)
Individual Insurance(1)	116	117	105	352	325
Sun Life Health(1)	170	199	197	510	495
Asset management and wealth(1)(2)(3)	136	111	95	357	270
Underlying net income(1)	422	427	397	1,219	1,090
Add: Market-related impacts	(87)	28	(9)	(189)	(67)
Assumption changes and management actions	92	(4)	(4)	87	3
Acquisition, integration and restructuring	(3)	(2)	—	(6)	(11)
Intangible asset amortization	(6)	(6)	(6)	(18)	(18)
Other	—	—	—	(145)	—
Items excluded from underlying net income	(4)	16	(19)	(271)	(93)
Reported net income (loss) - Common shareholders by business unit
Individual Insurance	163	111	43	165	235
Sun Life Health	150	221	239	486	506
Asset management and wealth(3)	105	111	96	297	256
Reported net income - Common shareholders	418	443	378	948	997
Underlying ROE (%)(1)	34.5%	36.6%	30.7%	34.6%	27.6%
Reported ROE (%)(1)	34.1%	37.9%	29.1%	26.9%	25.2%
Sales by business unit(1)
Individual Insurance sales(1)	107	140	130	361	405
Sun Life Health sales(1)	123	203	98	621	674
Individual Wealth sales(1)	3,042	3,122	2,629	9,784	8,528
Group Wealth sales(1)(2)	1,813	4,252	1,381	8,322	6,321

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures of this document.
(2)Effective Q1'26, we report our Group Retirement Services business unit under "Group Wealth".
(3)"Asset management and wealth" includes Individual Wealth and Group Wealth.

Profitability
Quarterly Comparison - Q3'26 vs. Q3'25
Underlying net income of $422 million increased $25 million or 6%, driven by:

•Business growth reflecting higher fee income from increased Group Wealth AUMA and higher premiums in Sun Life Health, and favourable investment earnings; partially offset by
•Less favourable insurance experience reflecting higher morbidity gains in the prior year.

(1)For more details, see the "Other Transactions" heading in section F - Financial Strength of this document.
(2)Aditya Birla Sun Life AMC Limited ("ABSLAMC").
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 21

Reported net income of $418 million increased $40 million or 11%, driven by:

•Favourable ACMA impacts and the increase in underlying net income; partially offset by
•Unfavourable interest rate impacts.

Year-to-Date Comparison - Q3'26 vs. Q3'25
Underlying net income of $1,219 million increased $129 million or 12%, driven by:

•Business growth reflecting higher fee income from increased Group Wealth AUMA and higher premiums in Sun Life Health;
•Favourable mortality experience and investment earnings; partially offset by
•Lower earnings on surplus reflecting lower surplus asset balances and returns, and less favourable morbidity experience.

Reported net income of $948 million decreased $49 million or 5%, driven by:

•A $145 million charge in Q1'26 reflecting the settlement of a legal matter(1); and
•Unfavourable interest rate impacts; partially offset by
•The increase in underlying net income and favourable ACMA impacts.

Growth
Quarterly Comparison - Q3'26 vs. Q3'25
Canada's sales included:

•Asset management gross flows & wealth sales of $4.9 billion increased 21%, driven by higher mutual fund sales in Individual Wealth and increased rollover volumes in Group Wealth.
•Sun Life Health sales of $123 million increased 26%, driven by higher large case sales.
•Individual insurance sales of $107 million decreased 18%, reflecting lower participating life sales.

Year-to-Date Comparison - Q3'26 vs. Q3'25
Canada's sales included:

•Asset management gross flows & wealth sales of $18.1 billion increased 22%, driven by higher mutual fund sales in Individual Wealth, and increased rollover volumes and higher large case defined contribution sales in Group Wealth.
•Sun Life Health sales of $621 million decreased 8%, reflecting lower large case sales compared to a strong prior year.
•Individual insurance sales of $361 million decreased 11%, reflecting lower participating life sales.

(1)For more details, see the "Other Transactions" heading in section F - Financial Strength of this document.
22 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

3. U.S.

	Quarterly results			Year-to-date
(US$ millions)	Q3'26	Q2'26	Q3'25	2026	2025
Underlying net income by business unit(1)
Group Health & Benefits(1)(2)	92	118	63	329	315
In-force Management(1)	49	46	44	136	86
Underlying net income(1)	141	164	107	465	401
Add: Market-related impacts	(27)	(12)	27	(65)	38
Assumption changes and management actions	(10)	1	(39)	(9)	(39)
Acquisition, integration and restructuring(3)	(13)	(14)	(9)	(36)	(38)
Intangible asset amortization	(14)	(14)	(14)	(42)	(87)
Items excluded from underlying net income	(64)	(39)	(35)	(152)	(126)
Reported net income - Common shareholders by business unit
Group Health & Benefits(2)	48	90	43	229	197
In-force Management	29	35	29	84	78
Reported net income - Common shareholders	77	125	72	313	275
Underlying ROE (%)(1)	11.5%	13.3%	8.8%	12.6%	11.0%
Reported ROE (%)(1)	6.3%	10.1%	5.9%	8.5%	7.6%
After-tax profit margin for Group Benefits (%)(1)(4)	7.2%	7.1%	6.9%	7.2%	6.9%
Sales by business unit(1)
Group Benefits sales(1)	260	292	201	679	483
Dental sales(1)	73	32	72	138	139
Sales(1)	333	324	273	817	622
(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures of this document.
(2)Effective Q1'26, we report our Group Benefits and Dental business units under "Group Health & Benefits".
(3)Includes acquisition, integration and restructuring costs associated with DentaQuest, acquired on June 1, 2022.
(4)Based on underlying net income, on a trailing four-quarter basis. For more details, see section N - Non-IFRS Financial Measures of this document.

Profitability
Quarterly Comparison - Q3'26 vs. Q3'25
Underlying net income of US$141 million increased US$34 million or 32%, and includes:

•Strong medical stop-loss results reflecting double-digit premium growth and improved morbidity experience;
•Higher earnings in Dental reflecting improved morbidity experience and lower expenses, partially offset by lower revenue;
•Favourable In-force management results driven by mortality experience and net investment results; and
•Lower earnings in Employee Benefits reflecting unfavourable morbidity experience from higher long-term disability claims severity and volumes.

Reported net income of US$77 million increased US$5 million or 7%, driven by:

•The increase in underlying net income and ACMA impacts; partially offset by
•Unfavourable interest rate impacts.

Foreign exchange translation led to an increase of $3 million in underlying net income and an increase of $2 million in reported net income.

Year-to-Date Comparison - Q3'26 vs. Q3'25
Underlying net income of US$465 million increased US$64 million or 16%, driven by:

•Higher medical stop-loss earnings reflecting higher premiums and improved morbidity experience; and
•Higher In-force Management results reflecting favourable experience; partially offset by
•Lower Employee Benefits results largely reflecting unfavourable morbidity experience; and
•Lower Dental earnings reflecting lower revenue and the impact of a retroactive premium payment in the prior year, partially offset by improved morbidity experience.

Reported net income of US$313 million increased US$38 million or 14%, driven by:

•The increase in underlying net income, ACMA impacts; and
•A prior-year impairment charge of US$45 million in Dental(1); partially offset by
•Unfavourable interest rate and other market-related impacts.

Foreign exchange translation led to a decrease of $7 million in underlying net income and reported net income, respectively.

(1) An impairment charge on a customer relationship intangible asset from the early termination of a U.S. group dental contract.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 23

Growth
Quarterly Comparison - Q3'26 vs. Q3'25
U.S. sales of US$333 million were up 22%, primarily driven by:

•Higher medical stop-loss sales reflecting strong close rates, continued pricing discipline supported by our risk selection tools, and favourable market conditions.
•Higher commercial sales in Dental aligned with our strategic growth focus, reflecting higher average case sizes, were offset by lower Medicare Advantage sales.

Year-to-Date Comparison - Q3'26 vs. Q3'25
U.S. sales of US$817 million were up 31%, primarily driven by:

•Higher medical stop-loss sales reflecting strong close rates, continued pricing discipline supported by our risk selection tools, and favourable market conditions.
•Higher commercial sales in Dental aligned with our strategic growth focus, reflecting higher average case sizes, were offset by lower Medicare Advantage and Medicaid sales.

4. Asia

	Quarterly results			Year-to-date
($ millions)	Q3'26	Q2'26	Q3'25	2026	2025
Underlying net income (loss) by business unit(1)
ASEAN(1)	52	47	45	144	133
Hong Kong(1)	100	102	100	302	254
Joint Ventures(1)	32	36	51	101	129
High Net Worth(1)	53	58	45	156	140
Regional Office(1)	(11)	(21)	(30)	(39)	(72)
Underlying net income(1)	226	222	211	664	584
Add: Market-related impacts	11	(11)	(43)	(28)	(166)
Assumption changes and management actions	(92)	(2)	33	(90)	32
Acquisition, integration and restructuring	(17)	(2)	162	(23)	155
Intangible asset amortization	(5)	(5)	(4)	(15)	(9)
Other	—	—	—	—	(3)
Items excluded from underlying net income	(103)	(20)	148	(156)	9
Reported net income (loss) - Common shareholders by business unit
ASEAN	37	46	19	113	100
Hong Kong	19	105	258	215	376
Joint Ventures	54	36	34	118	70
High Net Worth	23	35	90	109	142
Regional Office	(10)	(20)	(42)	(47)	(95)
Reported net income - Common shareholders	123	202	359	508	593
Underlying ROE (%)(1)	15.6%	15.7%	15.8%	15.6%	14.9%
Reported ROE (%)(1)	8.5%	14.3%	26.8%	11.9%	15.1%
Individual insurance sales by business unit(1)
ASEAN sales(1)	99	100	100	293	297
Hong Kong sales(1)	629	588	585	1,933	1,508
Joint Ventures sales(1)	148	123	123	445	376
High Net Worth sales(1)	59	51	49	165	138
Individual insurance sales(1)	935	862	857	2,836	2,319
Group insurance sales(1)	30	29	25	96	75
Asset management gross flows & wealth sales(1)	1,297	1,113	959	3,591	2,814
New business CSM(1)	280	277	322	877	894

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures of this document.

Profitability
Quarterly Comparison - Q3'26 vs. Q3'25
Underlying net income of $226 million increased $15 million or 7%, driven by:

•Continued strong sales momentum and in-force business growth, favourable credit experience and lower expenses; partially offset by
•Lower contributions from joint ventures, less favourable mortality experience in High Net Worth, and lower fee income from the transitioning of the administration business to the centralized eMPF platform in Hong Kong.

24 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

Reported net income of $123 million decreased $236 million or 66%, driven by:

•Unfavourable ACMA impacts and a prior-year gain from increased ownership interest in Bowtie; partially offset by
•Improved interest rate impacts and the increase in underlying net income.

Foreign exchange translation led to a decrease of $1 million in underlying net income and reported net income, respectively.

Year-to-Date Comparison - Q3'26 vs. Q3'25
Underlying net income of $664 million increased $80 million or 14%, driven by:

•Continued strong sales momentum and in-force business growth in Hong Kong, lower expenses, and favourable credit experience; partially offset by
•Lower fee income from the transitioning of the administration business to the centralized eMPF platform in Hong Kong, and lower contributions from joint ventures.

Reported net income of $508 million decreased $85 million or 14%, driven by:

•Unfavourable ACMA impacts and a prior-year gain from increased ownership interest in Bowtie; partially offset by
•Improved other market-related impacts and favourable equity market impacts, and the increase in underlying net income.

Foreign exchange translation led to a decrease of $17 million in underlying net income and a decrease of $15 million in reported net income.

Growth
Quarterly Comparison - Q3'26 vs. Q3'25
Asia's sales included:

•Individual insurance sales of $935 million were up 9%(1), driven by:
◦Higher sales in Hong Kong across all channels; and
◦Strong growth in India and Malaysia, primarily from the bancassurance channel; partially offset by
◦Lower sales in China primarily from the broker channel.
•Asset management gross flows and wealth sales of $1.3 billion were up 35%(1), reflecting higher MPF sales in Hong Kong, and higher group fund sales in India.

New business CSM of $280 million in Q3'26 was down from $322 million in the prior year, reflecting an increasing competitive environment primarily in Hong Kong.

Year-to-Date Comparison - Q3'26 vs. Q3'25
Asia's sales included:

•Individual insurance sales of $2.8 billion were up 25%(1), driven by:
◦Higher sales in Hong Kong across all channels;
◦Strong growth in India, Malaysia and Indonesia, primarily from the bancassurance channel; and
◦Higher High Net Worth sales, primarily from the broker channel.
•Asset management gross flows and wealth sales of $3.6 billion were up 31%(1), driven by increased MPF sales in Hong Kong and group fund sales in India.

New business CSM of $877 million was down from $894 million in the prior year, reflecting an increasing competitive environment primarily in Hong Kong.

5. Corporate

	Quarterly results			Year-to-date
($ millions)	Q3'26	Q2'26	Q3'25	2026	2025
Underlying net income (loss)(1)	(115)	(117)	(95)	(349)	(251)
Add: Market-related impacts	(40)	(26)	3	(76)	(5)
Acquisition, integration and restructuring	(1)	(1)	—	(5)	—
Reported net income (loss) - Common shareholders	(156)	(144)	(92)	(430)	(256)

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures of this document.

Profitability
Quarterly Comparison - Q3'26 vs. Q3'25
Underlying net loss was $115 million compared to underlying net loss of $95 million in the prior year, reflecting higher financing costs supporting the acquisition of our remaining interests in GreenOak subsidiaries.

Reported net loss was $156 million compared to reported net loss of $92 million in the prior year, driven by the estimated impact of changes in interest rates on tax-exempt investments and the change in underlying net loss.

(1)This change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section
N - Non-IFRS Financial Measures of this document.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 25

Year-to-Date Comparison - Q3'26 vs. Q3'25
Underlying net loss was $349 million compared to underlying net loss of $251 million in the prior year, reflecting higher financing costs supporting the acquisition of our remaining interests in GreenOak subsidiaries.

Reported net loss was $430 million compared to reported net loss of $256 million in the prior year, driven by the change in underlying net loss and unfavourable market-related impacts, which includes the estimated impact of changes in interest rates on tax-exempt investments.

H. Investments
Total general fund invested assets of $200.4 billion as at September 30, 2026, were up $7.4 billion from December 31, 2025. The increase was primarily from business growth and favourable impacts from foreign exchange translation, partially offset by a decline in net fair value from changes in interest rates and credit spreads. Our general fund invested assets are well-diversified across investment types, geographies and sectors with the majority of our portfolio invested in high quality fixed income assets.

The following table sets out the composition of our general fund invested assets(1):

	September 30, 2026		December 31, 2025
($ millions)	Carrying value	% of Total carrying value	Carrying value	% of Total carrying value
Cash, cash equivalents and short-term securities	14,995	7%	14,841	8%
Debt securities	90,280	45%	85,618	44%
Equity securities	14,653	7%	12,250	6%
Mortgages and loans	57,740	29%	59,433	31%
Derivative assets	1,707	1%	1,534	1%
Other invested assets(2)	11,069	6%	9,854	5%
Investment properties	9,963	5%	9,432	5%
Total invested assets(2)	200,407	100%	192,962	100%

(1)The values and ratios presented are based on the fair value of the respective asset categories. Generally, the carrying values for invested assets are equal to their fair values. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.
(2)Prior period balances related to Collateralized Loan Obligations ("CLOs") have been reclassified from Invested assets to Other assets to conform with current period presentation changes. For more details, see Note 7 of the Interim Consolidated Financial Statements for the period ended September 30, 2026.

1. Debt Securities
The debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality, and liquidity, while ensuring that it remains well-diversified and duration-matched to insurance contract liabilities. As at September 30, 2026, with the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets.

Debt Securities by Geography
The carrying value of our debt securities by geographic location is presented in the following table.

	September 30, 2026				December 31, 2025
($ millions)	FVTPL debt securities	FVOCI debt securities	Total	% of Total	FVTPL debt securities	FVOCI debt securities	Total	% of Total
Debt securities by geography:
Canada	35,827	3,250	39,077	43%	35,582	3,288	38,870	45%
United States	26,760	5,908	32,668	36%	23,389	6,060	29,449	34%
Europe	4,767	1,369	6,136	7%	4,329	1,451	5,780	7%
Asia	8,093	942	9,035	10%	7,230	971	8,201	10%
Other	2,274	1,090	3,364	4%	2,069	1,249	3,318	4%
Total debt securities	77,721	12,559	90,280	100%	72,599	13,019	85,618	100%
Our gross unrealized losses as at September 30, 2026 for FVTPL and FVOCI debt securities were $10,148 million and $514 million, respectively (December 31, 2025 - $6,284 million and $241 million, respectively). The increase in gross unrealized losses was largely due to the impact from interest rates.

26 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

Debt Securities by Credit Rating
Debt securities with a credit rating of "A" or higher represented 77% of the total debt securities as at September 30, 2026 (December 31, 2025 - 77%). Debt securities with a credit rating of "BBB" or higher represented 99% of total debt securities as at September 30, 2026 (December 31, 2025 - 99%).

2. Mortgages and Loans
Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.
Mortgages and Loans by Geography
The carrying value of mortgages and loans by geographic location is presented in the following table(1).

	September 30, 2026			December 31, 2025
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	8,575	13,017	21,592	9,135	12,880	22,015
United States	3,887	19,848	23,735	4,335	20,044	24,379
Europe	47	9,854	9,901	135	9,234	9,369
Asia	—	510	510	—	678	678
Other	—	2,002	2,002	—	2,992	2,992
Total mortgages and loans	12,509	45,231	57,740	13,605	45,828	59,433
% of Total invested assets	6%	23%	29%	7%	24%	31%

(1)The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor's parent.

Mortgage Portfolio
As at September 30, 2026, we held $12.5 billion of mortgages (December 31, 2025 - $13.6 billion). Our mortgage portfolio consists entirely of commercial mortgages, as presented in the following table.

	September 30, 2026			December 31, 2025
($ millions)	Insured	Uninsured	Total	Insured	Uninsured	Total
Mortgages:
Retail	—	2,071	2,071	—	2,336	2,336
Office	—	1,995	1,995	—	2,364	2,364
Multi-family residential	2,534	1,161	3,695	2,953	1,250	4,203
Industrial	—	3,914	3,914	—	3,793	3,793
Other	385	449	834	408	501	909
Total mortgages	2,919	9,590	12,509	3,361	10,244	13,605
% of Total mortgages	23%	77%	100%	25%	75%	100%

Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, and industrial properties. As at September 30, 2026, 30% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 53% as at September 30, 2026 (December 31, 2025 - 54%). While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation ("CMHC"). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.79 times. Of the $2.9 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 88% were insured by the CMHC.

As at September 30, 2026, we held $45.2 billion of loans (December 31, 2025 - $45.8 billion). Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

As at September 30, 2026, our impaired mortgages and loans, net of allowances for losses, were $10 million (December 31, 2025 - $24 million).

3. Derivatives
The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	September 30, 2026	December 31, 2025
Net fair value asset (liability)	(1,134)	(531)
Total notional amount	92,711	83,571
Credit equivalent amount(1)	1,091	1,266
Risk-weighted credit equivalent amount(1)	23	27
(1)Amounts presented are net of collateral received.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 27

The net fair value of derivatives was a liability of $1,134 million as at September 30, 2026 (December 31, 2025 - liability of $531 million). The decrease in net fair value was driven by a decrease in foreign exchange contracts due to the depreciation of the Canadian dollar against the U.S. dollar.

The total notional amount of our derivatives increased to $92.7 billion as at September 30, 2026 (December 31, 2025 - $83.6 billion). The change in notional amount is mainly attributable to an increase in equity and other contracts driven by additional listed options trading, and foreign exchange contracts used for hedging foreign currency assets.

4. Investment Properties
As at September 30, 2026, we held $10.0 billion of investment properties (December 31, 2025 - $9.4 billion). The increase in our investment property portfolio is predominantly driven by net property purchases in Canada and Asia, partially offset by declines in market value.
Investment Properties by Type and Geography

	September 30, 2026
($ millions)	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total by Geography
Canada	1,729	3,446	1,065	1,849	366	8,455	85%
United States	357	925	125	39	2	1,448	14%
Asia	—	—	—	60	—	60	1%
Total	2,086	4,371	1,190	1,948	368	9,963	100%
% of Total by Type	21%	43%	12%	20%	4%	100%

	December 31, 2025
($ millions)	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total by Geography
Canada	1,432	3,503	1,023	1,684	386	8,028	85%
United States	354	897	114	37	2	1,404	15%
Asia	—	—	—	—	—	—	—%
Total	1,786	4,400	1,137	1,721	388	9,432	100%
% of Total by Type	19%	47%	12%	18%	4%	100%

5. Loss Allowance and Provision for Credit Losses
The balance of the total loss allowance was $89 million(1) as at September 30, 2026 (December 31, 2025 - $93 million) and the provision for credit losses decreased by $3 million(1) for the nine months ended September 30, 2026 (increased by $10 million for the nine months ended September 30, 2025).

(1)For more details, see Note 6 of the Interim Consolidated Financial Statements for the period ended September 30, 2026.
28 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

I. Risk Management
We have established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: market, insurance, credit, business and strategic, operational and liquidity risks. Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our 2025 Annual MD&A.

This section includes our disclosure on market risks and should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the quarter ended September 30, 2026. When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products.

Equity Risk
Equity risk is the potential for financial loss arising from declines or volatility in public or private equity market prices. We are exposed to equity risk from a number of sources.

We generate revenue in our asset management businesses and from certain protection and wealth contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on revenue, income, the contractual service margin, and capital. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on net income, the contractual service margin, and capital.

A portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund products, some participating insurance contracts, some adjustable insurance contracts, and some universal life contracts. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors, including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income, the contractual service margin, and capital.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

Interest Rate and Spread Risk
Interest rate and spread risk includes the potential for financial loss arising from changes in the value of insurance and investment contract liabilities and financial assets due to changes or volatility in interest rates or spreads. In practice, when asset cash flows and the policy obligations they support are not matched, this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or spread environments. This risk is managed in our asset-liability management program. For more details on the asset-liability management program, see the heading "Market Risk Management Strategies" in section K - Risk Management in the 2025 Annual MD&A.

Our primary exposure to interest rate and spread risk arises from insurance and investment contracts that contain guarantees in the form of minimum crediting rates, maximum premium rates, settlement options, guaranteed annuitization options and minimum benefits. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. Exposure to guarantees is managed within our risk appetite limits through our asset-liability management program, which may include the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps, forwards, futures and swaptions. The impact of these guarantees on net income, contractual service margin, and capital are included in the disclosed market risk sensitivities.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain protection and wealth products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies.

•Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss. While we have established hedging programs in place and our protection and wealth products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of changes in interest rates or spreads.
•Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders, increased asset calls, mortgage and structured security prepayments, and net reinvestment of positive cash flows at lower yields, and therefore can adversely impact our profitability and financial position.
•Negative interest rates may additionally result in losses on our cash and short-term deposits and low or negative returns on our fixed income assets impacting our profitability.
•A sustained low interest rate environment may additionally adversely impact our net income, CSM, capital, and our ability to implement our business strategy and plans. This may be realized through lower sales, less profitable new business, changes in the pattern of redemptions on existing policies, among other impacts.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Higher interest rates or wider spreads will reduce the value of our existing assets. Conversely, lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 29

Real Estate Risk
Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions.

Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures.

We hold real estate investments that support general account liabilities and surplus, and fluctuations in value will affect our net income, CSM, and capital. A material and sustained increase in interest rates may lead to deterioration in real estate values.

Foreign Currency Risk
Foreign currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign currency hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations. Changes or volatility in foreign exchange rates, including a change to currencies that are fixed in value to another currency, could adversely affect our net income, contractual service margin and capital.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets to match the currency of liabilities and required capital. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign currency derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our Asset Liability Management Policy. As at September 30, 2026 and December 31, 2025, the Company did not have a material foreign currency risk mismatch exposure.

Changes in exchange rates can affect our net income and surplus when financial results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency. A strengthening in the local currency of our foreign operations relative to the Canadian dollar would have the opposite effect. Regulatory capital ratios could also be impacted by changes in exchange rates.

Inflation Risk
Inflation risk is the potential for financial loss arising from changes in inflation rates. This risk results from insurance contract liabilities that are linked to market measures of inflation such as the Consumer Price Index. The primary sources for this risk exposure are from certain group and retail annuity contracts and group long-term disability contracts. In these contracts, the annuity and disability benefit payments may be linked to an indexing formula containing an inflation price index. Benefit payments linked to inflation indices may also include various caps, floors and averaging mechanisms that vary across product designs.

Exposure to inflation risk is managed within our asset-liability management program, primarily by investing in inflation linked assets to match liability exposures.

i. Market Risk Sensitivities
We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gap analysis, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk appetite limits.

The measurement of liabilities and assets are affected by the level of equity market performance, interest rates, credit and swap spreads and other market risk variables. The following sections set out the estimated immediate impact on, or sensitivity of, our net income(1), contractual service margin, OCI and SLF Inc.'s LICAT ratio to certain instantaneous changes in market variables as at September 30, 2026 and December 31, 2025.

The estimated sensitivities in the tables below reflect the impact of market movements on insurance and investment contracts, assets backing insurance contracts, assets backing investment contracts, assets backing the surplus segment, and seed investments in our asset management subsidiaries.

Net income sensitivities to equity and real estate market movements are driven primarily by changes in the value of investments backing general account liabilities and surplus. Net income sensitivities to interest rates and spreads are driven by the net impact on liabilities and the assets backing them. Lower interest rates or a narrowing of spreads will typically result in increased liabilities for insurance contracts, offset by increased values of the assets backing general account liabilities. Higher interest rates or a widening of spreads will typically result in decreased liabilities for insurance contracts, offset by decreased values of the assets backing general account liabilities. Further detail on the impact of changes or volatility in market prices on assets and liabilities is provided under the headings "Equity Risk", "Interest Rate and Spread Risk", "Real Estate Risk", and "Foreign Currency Risk" above.

OCI sensitivities are impacted by changes in the market value of assets classified as FVOCI. The market value of FVOCI fixed income assets, which are held primarily backing surplus, investment contracts and CSM liabilities, increases with lower interest rates or a narrowing of spreads, and decreases with higher interest rates or widening of spreads.

(1)Net income in section I - Risk Management of this document refers to common shareholders' net income.
30 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

As these market risk sensitivities reflect an instantaneous impact on net income, CSM, OCI and SLF Inc.'s LICAT ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

For important additional information regarding these estimates, see the Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section.

1. Private and Public Equity Market Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income, CSM, OCI and SLF Inc.'s LICAT ratio to certain instantaneous changes in public or private equity market prices as at September 30, 2026 and December 31, 2025. The sensitivities shown outline the impact of the same percentage increase or decrease applied to each of private equity and public equity.

($ millions, unless otherwise noted)			As at September 30, 2026
Change in Private and Public Equity Markets(1)(2)(3)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income (after-tax)
–Private equity	(425)	(175)	175	425
–Public equity	(250)	(100)	100	275
Potential impact on CSM (pre-tax)	(900)	(350)	350	875
Potential impact on OCI(4)	—	—	—	—
Potential impact on LICAT ratio(5)	1.5% point decrease	0.5% point decrease	0.5% point increase	1.0% point increase

($ millions, unless otherwise noted)			As at December 31, 2025
Change in Private and Public Equity Markets(1)(2)(3)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income (after-tax)
–Private equity	(325)	(125)	125	325
–Public equity	(225)	(100)	100	250
Potential impact on CSM (pre-tax)	(900)	(350)	325	825
Potential impact on OCI(4)	—	—	—	—
Potential impact on LICAT ratio(5)	1.0% point decrease	0.5% point decrease	0.5% point increase	0.5% point increase

(1)Represents the respective change across all equity exposures as at September 30, 2026 and December 31, 2025. Due to the impact of active management, basis risk, and other factors, realized sensitivities may differ meaningfully from expectations. Sensitivities include the impact of re-balancing equity hedges for hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
(2)The market risk sensitivities include the estimated impact of our hedging programs in effect as at September 30, 2026 and December 31, 2025, and include new business added and product changes implemented prior to such dates.
(3)Net income, CSM, and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.

(4) The market risk OCI sensitivities exclude the impact of changes in the defined benefit obligations and plan assets.
(5)The LICAT sensitivities illustrate the impact on SLF Inc. as at September 30, 2026 and December 31, 2025. LICAT ratios are rounded in increments of 0.5%.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 31

2. Interest Rate Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income, CSM, OCI and SLF Inc.'s LICAT ratio to certain instantaneous changes in interest rates as at September 30, 2026 and December 31, 2025.

($ millions, unless otherwise noted)	As at September 30, 2026		As at December 31, 2025
Change in Interest Rates(1)(2)(3)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income (after-tax)	50	(75)	—	(25)
Potential impact on CSM (pre-tax)	225	(225)	175	(200)
Potential impact on OCI(4)	200	(200)	200	(200)
Potential impact on LICAT ratio(5)	3.0% point increase	3.0% point decrease	3.0% point increase	3.0% point decrease

(1)Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2026 and December 31, 2025 with no change to the ultimate risk-free rate. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).
(2)The market risk sensitivities include the estimated impact of our hedging programs in effect as at September 30, 2026 and December 31, 2025, and include new business added and product changes implemented prior to such dates.
(3)Net income, CSM, and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.
(4)The market risk OCI sensitivities exclude the impact of changes in the defined benefit obligations and plan assets.

(5)The LICAT sensitivities illustrate the impact on SLF Inc. as at September 30, 2026 and December 31, 2025. The sensitivities reflect the worst scenario as at September 30, 2026 and assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded in increments of 0.5%.

The above sensitivities were determined using a 50 basis point change in interest rates and 10% and 25% changes in our equity markets because we believe that these market shocks were reasonably possible as at September 30, 2026. Significant changes in market variables may result in non-proportional impacts on our sensitivities.

3. Credit Spread and Swap Spread Sensitivities
The following tables set out the estimated immediate impact on, or sensitivity of, our net income, CSM, OCI and SLF Inc.'s LICAT ratio to certain instantaneous changes in credit spreads and our net income, CSM, and OCI to certain changes in swap spreads as at September 30, 2026 and December 31, 2025.

($ millions, unless otherwise noted)	As at September 30, 2026		As at December 31, 2025
Change in Credit Spreads(1)(2)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income (after-tax)	150	(100)	125	(25)
Potential impact on CSM (pre-tax)	200	(225)	100	(125)
Potential impact on OCI(3)	200	(200)	200	(175)
Potential impact on LICAT ratio(4)	2.0% point increase	2.5% point decrease	2.5% point increase	2.5% point decrease

(1)The credit spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure with no change to the ultimate liquidity premium. The sensitivities reflect a floor of zero on credit spreads where the spreads are not currently negative. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above.
(2)Net income, CSM, and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.
(3)The market risk OCI sensitivities exclude the impact of changes in the defined benefit obligations and plan assets.

(4)The LICAT sensitivities illustrate the impact on SLF Inc. as at September 30, 2026 and December 31, 2025. The sensitivities reflect the worst scenario as at September 30, 2026 and assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded in increments of 0.5%.

($ millions, unless otherwise noted)	As at September 30, 2026		As at December 31, 2025
Change in Swap Spreads(1)(2)	20 basis point decrease	20 basis point increase	20 basis point decrease	20 basis point increase
Potential impact on net income (after-tax)	—	—	—	—
Potential impact on CSM (pre-tax)	—	—	—	—
Potential impact on OCI	—	—	—	—

(1)The swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above.
(2)Net income, CSM, and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.

32 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

4. Real Estate Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income, OCI and CSM to certain instantaneous changes in the value of our real estate investments as at September 30, 2026 and December 31, 2025.

($ millions, unless otherwise noted)	As at September 30, 2026		As at December 31, 2025
Change in Real Estate Values (1)	10% decrease	10% increase	10% decrease	10% increase
Potential impact on net income (after-tax)	(475)	475	(475)	475
Potential impact on CSM (pre-tax)	(100)	100	(100)	100
Potential impact on OCI	—	—	—	—
(1)Net income, CSM, and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.

LICAT Interest Rate Scenario Switch
The LICAT interest rate risk is assessed under four different interest rate scenarios, and the scenario leading to the highest capital requirement is chosen as the worst scenario for each geographic region as defined by the LICAT guideline. Changes and interaction between the level and term movements in interest rates and spreads can shift the interest rate scenario applied in the LICAT calculation causing a discontinuity where capital requirements change materially. In 2020, OSFI updated the LICAT guideline for interest rate risk requirements for participating businesses to be smoothed over six quarters. As a result, the actual impact to the LICAT ratio from participating businesses in any quarter will reflect the scenarios from the current quarter as well as the prior five quarters, with any switching between scenarios having the effect of offsetting the previous impacts over time. It should be noted that switching of the scenario can also change the direction of our sensitivities.

For SLF Inc., assuming no further scenario switches, there is no additional LICAT ratio impact expected over the next five quarters on a rounded basis.

For Sun Life Assurance, assuming no further scenario switches, there is an additional one percentage point increase to the LICAT ratio impact expected over the next five quarters on a rounded basis.

5. Additional Cautionary Language and Key Assumptions Related to Sensitivities
Our market risk sensitivities are measures of our estimated change in net income, OCI, CSM and LICAT ratio for changes in market risk variables described above, based on market risk variables and business in force as at the reporting date. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets.

We have provided measures of our net income sensitivity to instantaneous changes in equity markets, interest rates, credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in equity price levels, interest rates and credit spreads. The LICAT ratio and CSM sensitivities are non-IFRS financial measures, and for more details, see section N - Non-IFRS Financial Measures of this document. The cautionary language which appears in this section is applicable to all net income, CSM, OCI and LICAT ratio sensitivities.

Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger movements in risk variables. Our sensitivities as at December 31, 2025 have been included for comparative purposes only.

Sensitivities to interest rates and spreads assume a parallel shift in assumed interest rates across the entire yield curve or a parallel shift in the indicated spreads across the entire term structure, with no change to the ultimate risk-free rate or ultimate liquidity premium. Realized sensitivities may be significantly different from those illustrated based on factors such as different terms to maturity, geographies, asset classes and derivative types, and ratings.

The sensitivities reflect the composition of our assets and liabilities as at September 30, 2026 and December 31, 2025, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs in place as at the respective calculation dates. The actual impact of hedging activity can differ materially from that assumed in the estimated sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at September 30, 2026 and December 31, 2025, as applicable. Changes in the regulatory environment, assumptions or methods used to measure assets and liabilities after those dates could result in material changes to the estimated sensitivities. Changes in market risk variables in excess of the changes illustrated may result in other than proportionate impacts.

The sensitivities reflect the CSM as at September 30, 2026 and December 31, 2025. For insurance contracts measured using the VFA, where the change in the effect of the time value of money and financial risk not arising from the underlying items adjusts the CSM, changes in the CSM balance will affect the sensitivity of income to changes in market risk variables.

Our LICAT sensitivities may be non-linear and can change due to the interrelationship between market rates and spreads, actuarial assumptions and our LICAT calculations.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 33

For the reasons outlined above, our sensitivities should only be viewed as indicative estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future income, OCI, CSM or capital. Given the nature of these calculations, we cannot provide assurance that actual impacts will be consistent with the estimates provided.

Information related to market risk sensitivities should be read in conjunction with the information contained in section N - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates in the 2025 Annual MD&A. For more details on market risk, see Note 6 of the 2025 Annual Consolidated Financial Statements and the Risk Factors section in the 2025 AIF.

J. Additional Financial Disclosure
1. Revenue

	Quarterly results			Year-to-date
($ millions)	Q3'26	Q2'26	Q3'25	2026	2025
Insurance revenue
Annuities	674	661	635	1,988	1,887
Life insurance	1,577	1,543	1,461	4,621	4,328
Health insurance	4,157	4,035	3,905	12,181	11,761
Total insurance revenue	6,408	6,239	6,001	18,790	17,976
Net investment income (loss)	(4,881)	5,517	4,161	969	8,361
Fee income	2,320	2,220	2,259	6,859	6,634
Total revenue	3,847	13,976	12,421	26,618	32,971

Total revenue decreased $8.6 billion compared to the prior year, primarily driven by net investment losses from fair value changes of invested assets, partially offset by higher insurance revenue. Foreign exchange translation led to a $49 million increase in revenue. By business group, total revenue reflected net investment losses from fair value changes of invested assets in Canada, Asia, the U.S. and Sun Life Asset Management. Higher insurance revenue was primarily driven by the U.S., Canada, and Asia.

Total revenue decreased $6.4 billion in the first nine months of 2026 compared to the same period in 2025, primarily driven by lower net investment income from fair value changes of invested assets partially offset by higher insurance revenue. Foreign exchange translation led to a $228 million decrease in revenue. By business group, revenue reflected lower net investment income from fair value changes of invested assets primarily in Asia, Canada, the U.S. and Sun Life Asset Management. Higher insurance revenue was primarily driven by Canada, the U.S. and Asia.

2. Changes in the Statements of Financial Position and in Shareholders' Equity
Total general fund assets were $239.9 billion as at September 30, 2026 (December 31, 2025 - $231.9 billion), primarily driven by business growth and favourable impacts from foreign exchange translation, partially offset by a decline in net fair value from changes in interest rates and credit spreads.

The net liabilities balance for insurance contracts issued(1) was $162.6 billion as at September 30, 2026 (December 31, 2025 - $155.6 billion), primarily driven by cash flows and foreign currency translation, partially offset by insurance service result and insurance finance income and expenses.

Total shareholders' equity, including preferred shares and other equity instruments, is $26.0 billion as at September 30, 2026 (December 31, 2025 - $24.5 billion). The change in total shareholders' equity included:

(i)total shareholders' net income of $2,328 million, before preferred share dividends of $70 million;
(ii)favourable impacts from foreign exchange translation of $642 million included in OCI;
(iii)an increase of $437 million from the net impact of initial subscription to the GreenOak Management Equity Plan during Q1'26(2); and
(iv)an increase of $404 million from the issuance of common shares for the acquisition of Bell Partners Inc.(2); partially offset by
(v)common share dividend payments of $1,576 million;
(vi)a decrease of $330 million from the repurchase and cancellation of common shares;
(vii)net unrealized losses on FVOCI assets of $329 million; and
(viii)a decrease of $118 million from the impact of the acquisition of the remaining equity interests in GreenOak subsidiaries(2).

As at October 23, 2026, SLF Inc. had 554,869,690 common shares, 2,466,649 options to acquire SLF Inc. common shares, and 52,200,000 Class A Shares outstanding.

(1)For more details about the changes in the net insurance contract liabilities, see Note 9 of the Interim Consolidated Financial Statements for the period ended September 30, 2026.
(2)For more details, see the "Other Transactions" heading in section F - Financial Strength of this document.
34 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

3. Cash Flows

	Quarterly results			Year-to-date
($ millions)	Q3'26	Q2'26	Q3'25	2026	2025
Net cash and cash equivalents, beginning of period	8,871	8,710	7,502	9,599	9,954
Cash flows provided by (used in):
Operating activities	612	116	1,180	2,903	1,598
Investing activities	(173)	(69)	(43)	(332)	(176)
Financing activities	(784)	18	(10)	(3,778)	(2,516)
Changes due to fluctuations in exchange rates	27	96	124	161	(107)
Increase (decrease) in cash and cash equivalents	(318)	161	1,251	(1,046)	(1,201)
Net cash and cash equivalents, end of period	8,553	8,871	8,753	8,553	8,753
Short-term securities, end of period	6,442	5,893	4,158	6,442	4,158
Net cash, cash equivalents and short-term securities, end of period	14,995	14,764	12,911	14,995	12,911

Our operating activities generate cash flows which include net premiums, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided by and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

Q3'26 cash flows used in financing activities were higher year-over-year as the prior year included the issuance of $1 billion principal amount of Series 2025-1 Subordinated Unsecured 4.14% Fixed/Floating Debentures.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 35

4. Quarterly Financial Results
The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our Interim and Annual MD&A for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q3'26	Q2'26	Q1'26	Q4'25	Q3'25	Q2'25	Q1'25	Q4'24
Total revenue	3,847	13,976	8,795	8,929	12,421	9,199	11,351	7,509
Common shareholders' net income (loss)
Underlying net income(1)	1,146	1,123	1,050	1,094	1,047	1,015	1,045	965
Add: Market-related impacts	(162)	(22)	(220)	(179)	(14)	(166)	(22)	(179)
Assumption changes and management actions	(33)	(6)	4	(31)	(13)	3	(4)	11
Other adjustments	(166)	(87)	(369)	(162)	86	(136)	(91)	(560)
Reported net income - Common shareholders	785	1,008	465	722	1,106	716	928	237
Diluted EPS ($)
Underlying(1)	2.05	2.02	1.89	1.96	1.86	1.79	1.82	1.68
Reported	1.40	1.81	0.84	1.29	1.97	1.26	1.62	0.41
Basic reported EPS ($)
Reported	1.41	1.82	0.84	1.30	1.97	1.27	1.62	0.41
Underlying net income (loss) by business group(1)
Sun Life Asset Management	416	364	363	424	387	347	390	403
Canada	422	427	370	376	397	347	346	335
U.S.	197	227	218	210	147	195	218	161
Asia	226	222	216	191	211	188	185	158
Corporate	(115)	(117)	(117)	(107)	(95)	(62)	(94)	(92)
Total underlying net income (loss)(1)	1,146	1,123	1,050	1,094	1,047	1,015	1,045	965
Add: Market-related impacts (pre-tax)	(133)	(42)	(247)	(210)	(26)	(187)	(28)	(221)
Assumption changes and management actions (pre-tax)	(10)	(7)	5	(35)	(18)	4	(5)	13
Other adjustments (pre-tax)	(179)	(105)	(549)	(149)	67	(181)	(113)	(378)
Tax expense (benefit) on above items	(39)	39	206	22	36	65	29	(142)
Reported net income (loss) by business group - Common shareholders
Sun Life Asset Management	293	337	174	341	363	297	369	326
Canada	418	443	87	297	378	302	317	266
U.S.	107	170	151	133	98	103	186	(7)
Asia	123	202	183	115	359	80	154	(7)
Corporate	(156)	(144)	(130)	(164)	(92)	(66)	(98)	(341)
Total reported net income (loss) - Common shareholders	785	1,008	465	722	1,106	716	928	237

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures of this document.

Second Quarter 2026
Underlying net income of $1,123 million increased $108 million or 11%, driven by:

•Strong performance across Canada, reflecting business growth and favourable insurance experience, Asia, from business growth in Hong Kong, and the U.S., driven by medical stop-loss revenue growth and favourable experience in In-force Management; partially offset by
•Higher expenses reflecting top-line growth and financing costs supporting the acquisition of our remaining interests in GreenOak subsidiaries.

Reported net income of $1,008 million increased $292 million or 41%, driven by favourable public equity market impacts, improved other market-related impacts primarily driven across Asia and Canada, and improved real estate experience; the increase in underlying net income; and a prior year impairment charge of $61 million in U.S. Dental.

First Quarter 2026
Underlying net income of $1,050 million increased $5 million, driven by:

•Strong performance in Asia reflecting business growth in Hong Kong, and Canada from higher fee income driven by higher AUM; mostly offset by
•Lower results in Sun Life Asset Management reflecting lower catch-up fees and net seed investment income at GreenOak, higher financing costs in Corporate supporting the acquisition of our remaining interests in GreenOak subsidiaries, and the unfavourable impacts from foreign exchange translation.

36 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

Reported net income of $465 million decreased $463 million or 50%, driven by market-related impacts primarily reflecting unfavourable interest rate impacts, a $165 million charge from the acquisition of remaining interests in GreenOak subsidiaries, and a $145 million charge reflecting the proposed settlement of a legal matter in Canada.

Effective January 1, 2026, we updated our underlying net income reporting view to remove business types and report on underlying net income by business group and business units, where applicable. The following commentary provides a summary of our results for the seven previously completed quarters reporting underlying net income by business type, as published in the respective period MD&A. For more details on Sun Life’s business types, see section A – How We Report Our Results in the 2025 Annual MD&A.

Fourth Quarter 2025
Underlying net income of $1,094 million increased $129 million or 13% from prior year, driven by:

•Asset management & wealth up $48 million: Improved credit experience and fee income in Canada wealth, higher fee income, net of expenses, in MFS, and higher fee-related earnings, offset by lower net seed investment income, in GreenOak.
•Group - Health & Protection up $42 million: Improved U.S. medical stop-loss morbidity experience and business growth in Canada, partially offset by higher distribution costs in U.S. Group Benefits.
•Individual - Protection up $52 million: Business growth, favourable mortality experience and higher investment earnings in Asia, and favourable mortality experience in the U.S., partially offset by lower contributions from joint ventures in Asia.
•Corporate expenses & other $(13) million increase in net loss reflecting higher financing costs supporting the acquisition of our remaining interests in GreenOak subsidiaries.

Reported net income of $722 million increased $485 million or 205% from prior year, driven by changes in tax-exempt investment income primarily in Corporate reflecting higher losses in the prior year, the increase in underlying net income; and the prior year impacts from an impairment charge of $186 million on an intangible asset related to bancassurance in Vietnam and a provision in U.S. Dental; partially offset by unfavourable ACMA impacts. Market-related impacts were in line with the prior year as favourable equity market impacts and improved real estate experience were offset by unfavourable other market-related and interest rate impacts.

Third Quarter 2025
Underlying net income of $1,047 million increased $31 million or 3%, driven by:

•Asset management & wealth up $26 million: Improved credit experience and higher fee income from higher AUM in Canada, and higher net seed investment income in GreenOak.
•Group - Health & Protection down $61 million: Unfavourable insurance experience across Group Benefits and Dental in the U.S., partially offset by business growth and favourable insurance experience in Canada.
•Individual - Protection up $72 million: Business growth and favourable mortality experience in Asia, higher contributions from our India joint venture, and higher investment earnings in Canada.
•Corporate expenses & other $(6) million increase in net loss reflecting timing of strategic investment spend.

Reported net income of $1,106 million decreased $242 million or 18% from prior year, driven by the prior year decrease in GreenOak's estimated acquisition-related liabilities, unfavourable ACMA impacts and market-related impacts reflecting unfavourable other market-related impacts, primarily from Asia, and real estate experience, partially offset by favourable interest rate impacts, partially offset by a gain from increased ownership interest in Bowtie and the increase in underlying net income.

Second Quarter 2025
Underlying net income of $1,015 million increased $15 million or 2%, driven by:

•Asset management & wealth was in line with the prior year as higher fee-related earnings in GreenOak reflecting strong capital raising, and higher fee income in Asia from higher AUM, was offset by lower fee income in MFS from lower ANA, and lower investment contributions from lower yields.
•Group - Health & Protection up $21 million: Improved U.S. Dental results primarily reflecting Medicaid repricing, higher fee income and management actions, and favourable mortality experience in Canada.
•Individual - Protection down $33 million: Higher expenses in Asia primarily reflecting continued investments in the business, and unfavourable mortality experience in Canada and the U.S., partially offset by business growth in Asia.
•Corporate expenses & other $27 million decrease in net loss primarily driven by timing of strategic investment spend, and lower incentive compensation.
Reported net income of $716 million increased $70 million or 11% from prior year, driven by a prior year restructuring charge of $108 million in Corporate and the increase in underlying net income partially offset by an impairment charge of $61 million on a customer relationship intangible asset from the early termination of a U.S. group dental contract and unfavourable other market-related impacts driven across Asia and Canada, partially offset by favourable interest rate impacts primarily from non-parallel curve changes in Canada, and improved real estate experience.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 37

First Quarter 2025
Underlying net income of $1,045 million increased $170 million or 19% from prior year, driven by:
•Asset management & wealth up $79 million: Higher fee-related earnings from catch-up fees and strong performance of net seed investment income in GreenOak, and higher fee income in Canada and Asia.
•Group - Health & Protection up $50 million: Business growth and favourable protection experience in Canada primarily from morbidity and mortality experience, and higher U.S. Dental results, partially offset by moderately unfavourable morbidity experience in U.S. medical stop-loss.
•Individual - Protection up $55 million: Business growth and higher contributions from joint ventures in Asia, and improved protection experience in Canada largely from mortality experience.
•Corporate expenses & other $(14) million increase in net loss primarily reflecting lower investment income from surplus assets.

Reported net income of $928 million increased $110 million or 13% from prior year, driven by the increase in underlying net income, market-related impacts primarily reflecting improved real estate experience and favourable interest rate impacts partially offset by unfavourable equity market impacts, and fair value changes in MFS shares owned by management, partially offset by prior year gains on partial sale of ABSLAMC and the early termination of a distribution agreement in Asset Management.

Fourth Quarter 2024
Underlying net income of $965 million decreased $18 million or 2%, driven by:

•Asset management & wealth up $47 million: Higher fee income in Asset Management, Canada, and Asia, partially offset by lower net investment results in Canada.
•Group - Health & Protection down $99 million: Unfavourable morbidity experience in U.S. medical stop-loss and less favourable morbidity experience in Canada, partially offset by business growth in Canada.
•Individual - Protection up $55 million: Improved protection experience in Asia and Canada and higher contributions from joint ventures in Asia.
•Corporate expenses & other $(21) million increase in net loss primarily reflecting higher expenses largely from continued investments in our Asia businesses and incentive compensation in Asia.

Reported net income of $237 million decreased $512 million or 68%, driven by lower tax-exempt investment income of $234 million in Corporate, an impairment charge of $186 million on an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors, and a non-recurring provision in U.S. Dental, partially offset by market-related impacts primarily reflecting improved real estate experience.

K. Legal and Regulatory Proceedings
Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, our annual MD&A and the AIF, in each case for the year ended December 31, 2025, and in our Interim Consolidated Financial Statements for the period ended September 30, 2026.

L. Changes in Accounting Policies

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, clarifying derecognition timing for financial liabilities and allowing early derecognition via electronic payments when certain conditions are met. We have adopted this early derecognition policy. The amendments also clarify how to assess contractual cash flow features linked to ESG or similar contingent factors, and introduce new disclosure requirements for such instruments. These changes, effective January 1, 2026, are applied retrospectively without restating prior periods and did not have a material impact on our Consolidated Financial Statements.

In June 2026, the IASB issued targeted amendments to IAS 28 Investments in Associates and Joint Ventures. The amendments clarify the use and election of the fair value option for investments in associates or joint ventures. These amendments are effective, retrospectively, at the application of IFRS 18 Presentation and Disclosure in Financial Statements (annual periods beginning on or after January 1, 2027). We are currently assessing the impact these amendments will have on our Consolidated Financial Statements.

M. Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with IFRS.
There were no changes to the Company's internal control over financial reporting during the three months ended September 30, 2026 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

38 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

N. Non-IFRS Financial Measures
1. Common Shareholders' View of Reported Net Income
The following table provides the reconciliation of the Drivers of Earnings ("DOE") analysis to the Statement of Operations total net income. The DOE analysis provides additional detail on the sources of earnings, primarily for protection and health businesses, and explains the actual results compared to the longer-term expectations. The underlying DOE and reported DOE are both presented on a common shareholders' basis by removing the allocations to participating policyholders.

($ millions)	Q3'26
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	787	—	787	133	160	1,080
Net investment result	487	(155)	332	5	(71)	266
Assumption changes and management actions(3)		(10)	(10)	—	10
Fee income:
Asset management	497	(82)	415		(415)
Other fee income	147	—	147	(6)	2,179	2,320
Fee income						2,320
Other expenses	(459)	(79)	(538)	—	(1,875)	(2,413)
Income before taxes	1,459	(326)	1,133	132	(12)	1,253
Income tax (expense) benefit	(279)	(39)	(318)	(50)	—	(368)
Total net income	1,180	(365)	815	82	(12)	885
Allocated to Participating, NCI and GreenOak MEP expenses(4)	(6)	4	(2)	(82)	12	(72)
Dividends and Distributions(5)(6)	(28)		(28)	—	—	(28)
Underlying net income(1)	1,146
Reported net income - Common shareholders		(361)	785	—	—	785

($ millions)	Q2'26
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	913	2	915	87	(3)	999
Net investment result	493	(51)	442	2	194	638
Assumption changes and management actions(3)		(7)	(7)	—	7
Fee income:
Asset management(6)	436	(28)	408		(408)
Other fee income	112	—	112	(6)	2,114	2,220
Fee income						2,220
Other expenses	(510)	(73)	(583)	—	(1,916)	(2,499)
Income before taxes (6)	1,444	(157)	1,287	83	(12)	1,358
Income tax (expense) benefit	(292)	39	(253)	(31)	—	(284)
Total net income	1,152	(118)	1,034	52	(12)	1,074
Allocated to Participating, NCI and GreenOak MEP expenses(4)(6)	(7)	3	(4)	(52)	12	(44)
Dividends and Distributions(5)(6)	(22)		(22)	—	—	(22)
Underlying net income(1)	1,123
Reported net income - Common shareholders		(115)	1,008	—	—	1,008

(1)For a breakdown of non-underlying adjustments made to arrive at underlying net income as well as the underlying DOE analysis, see the heading "Underlying Net Income and Underlying EPS" below.
(2)Removes the components attributable to the participating policyholders.
(3)Certain amounts within the Drivers of Earnings are presented on a net basis to reflect how the business is managed, compared to on a gross basis in the Consolidated Financial Statements. For more details, see "Drivers of Earnings" in section 3 - Additional Non-IFRS Financial Measures below. Further, in this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, the Interim Consolidated Financial Statements for the period ended September 30, 2026 (Note 10.B.v of the 2025 Annual Consolidated Financial Statements) shows the pre-tax net income impacts of method and assumption changes, and CSM Impacts include amounts attributable to participating policyholders.
(4)Allocated to equity in the participating account, and attributable to NCI and GreenOak MEP expenses.
(5)Dividends on preferred shares and distributions on other equity instruments.
(6)Effective Q1'26, prior period amounts have been updated, reflecting a reporting refinement for GreenOak MEP expenses in the DOE.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 39

($ millions)	Q3'25
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	797	—	797	84	(46)	835
Net investment result	418	150	568	5	95	668
Assumption changes and management actions(3)		(18)	(18)	—	18
Fee income:
Asset management	480	(45)	435		(435)
Other fee income	126	—	126	(5)	2,138	2,259
Fee income						2,259
Other expenses	(483)	(70)	(553)	—	(1,762)	(2,315)
Income before taxes	1,338	17	1,355	84	8	1,447
Income tax (expense) benefit	(259)	36	(223)	(37)	—	(260)
Total net income	1,079	53	1,132	47	8	1,187
Allocated to Participating and NCI(4)	(12)	6	(6)	(47)	(8)	(61)
Dividends and Distributions(5)	(20)		(20)	—	—	(20)
Underlying net income(1)	1,047
Reported net income - Common shareholders		59	1,106	—	—	1,106
See the footnotes on the previous page.

	Year-to-date
($ millions)	2026
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	2,516	(68)	2,448	316	162	2,926
Net investment result	1,465	(493)	972	10	220	1,202
Assumption changes and management actions(3)		(12)	(12)	—	12
Fee Income:
Asset Management(6)	1,364	(406)	958		(958)
Other fee income	363	—	363	(18)	6,514	6,859
Fee income						6,859
Other expenses	(1,461)	(298)	(1,759)	—	(5,985)	(7,744)
Income before taxes(6)	4,247	(1,277)	2,970	308	(35)	3,243
Income tax (expense) benefit	(837)	206	(631)	(123)	(1)	(755)
Total net income	3,410	(1,071)	2,339	185	(36)	2,488
Allocated to Participating, NCI and GreenOak MEP expenses(4)(6)	(21)	10	(11)	(185)	36	(160)
Dividends and Distributions(5)(6)	(70)		(70)	—	—	(70)
Underlying net income(1)	3,319
Reported net income - Common shareholders		(1,061)	2,258	—	—	2,258
See the footnotes on the previous page.
40 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

	Year-to-date
($ millions)	2025
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	2,394	—	2,394	231	(55)	2,570
Net investment result	1,286	(35)	1,251	13	262	1,526
Assumption changes and management actions(3)		(19)	(19)	—	19
Fee income:
Asset Management	1,379	(154)	1,225		(1,225)
Other fee income	308	—	308	(15)	6,341	6,634
Fee income						6,634
Other expenses	(1,417)	(303)	(1,720)	—	(5,338)	(7,058)
Income before taxes	3,950	(511)	3,439	229	4	3,672
Income tax (expense) benefit	(744)	130	(614)	(86)	—	(700)
Total net income	3,206	(381)	2,825	143	4	2,972
Allocated to Participating and NCI(4)	(40)	24	(16)	(143)	(4)	(163)
Dividends and Distributions(5)	(59)		(59)	—	—	(59)
Underlying net income(1)	3,107
Reported net income - Common shareholders		(357)	2,750	—	—	2,750
See the footnotes on the previous page.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 41

2. Underlying Net Income and Underlying EPS
Underlying net income is a non-IFRS financial measure that assists in understanding Sunlife's business performance by making certain adjustments to IFRS income. Underlying net income, along with common shareholders’ net income (Reported net income), is used as a basis for management planning, and is also a key measure in our employee incentive compensation programs. This measure reflects management's view of the underlying business performance of the company and long-term earnings potential. For example, due to the longer-term nature of our individual protection businesses, market movements related to interest rates, equity markets and investment properties can have a significant impact on reported net income in the reporting period. However, these impacts are not necessarily realized, and may never be realized, if markets move in the opposite direction in subsequent periods or in the case of interest rates, the fixed income investment is held to maturity.

Underlying net income removes the impact of the following items from reported net income:
•Market-related impacts reflecting the after-tax difference in actual versus expected market movements, including:

i)Net interest impact from risk-free rate, credit spread, swap spread movements, and other impacts, reflecting accounting mismatches between assets and liabilities:
a.Differences arising from fair value changes(1) of fixed income assets (including derivatives) measured at FVTPL supporting insurance contracts, compared to fair value changes of the liabilities(2);
b.Fair value changes of fixed income assets (including derivatives) measured at FVTPL supporting our investment contract liability and surplus portfolios(3); and
c.Tax-exempt investment(4) income above or below expected long-term tax savings relating to our Canadian multi-national insurance operations.
ii)Non-fixed income investments where the weighted average expected return is approximately 2% per quarter, including:
a.Equity investments (including derivatives) supporting insurance contracts and surplus portfolios; and
b.Investment properties supporting insurance contracts and surplus portfolios.
•ACMA – captures the impact of method and assumption changes, and management actions on insurance and reinsurance contracts.
•Other adjustments:

i)MFS shares owned by management – this adjustment removes the change in fair value and other activity related to MFS common shares owned by management.
ii)Acquisition, integration, and restructuring – expense and income related to acquisition or disposal of a business, including restructuring activities, and integration-related management equity plan expenses in GreenOak(5).
iii)Intangible asset amortization – removes the amortization expense associated with finite life intangible assets arising from acquisitions or business combinations excluding amortization of software and distribution agreements.
iv)Other – represents items that are unusual or exceptional in nature which management believes are not representative of the long-term performance of the Company.

Underlying EPS (diluted). This measure is used in comparing the profitability across multiple periods and is calculated by dividing underlying net income by weighted average common shares outstanding for diluted EPS, excluding the dilutive impact of convertible instruments. For additional information about underlying net income, see above. For additional information about the composition of EPS, please refer to Note 15 of our Interim Consolidated Financial Statements for the period ended September 30, 2026. For more details about the SLEECS, see Note 12 of our 2025 Annual Consolidated Financial Statements.

(1)For fixed income assets, underlying net income includes credit experience from rating changes on assets measured at FVTPL, and the ECL impact for assets measured at FVOCI.
(2)Underlying net income is based on observable discount curves and exchange rates at the beginning of the period.
(3)Underlying net income for earnings on surplus includes realized gains (losses) on fixed income assets classified as FVOCI.
(4)Q4'25 balances are isolated in Other within Other adjustments.
(5)Effective Q1’26, we refined the description of acquisition, integration, and restructuring to reflect the GreenOak Management Equity Plan.
42 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results			Year-to-date
($ millions, after-tax)	Q3'26	Q2'26	Q3'25	2026	2025
Underlying net income	1,146	1,123	1,047	3,319	3,107
Market-related impacts
Equity market impacts	(6)	76	29	17	(19)
Interest rate impacts(1)	(143)	(59)	15	(322)	(22)
Impacts of changes in the fair value of investment properties (real estate experience)	(13)	(39)	(58)	(99)	(161)
Add: Market-related impacts	(162)	(22)	(14)	(404)	(202)
Add: Assumption changes and management actions	(33)	(6)	(13)	(35)	(14)
Other adjustments
MFS shares owned by management(2)	5	(25)	(3)	(18)	1
Acquisition, integration and restructuring(3)(4)(5)(6)(7)(8)(9)	(126)	(18)	128	(327)	36
Intangible asset amortization(10)	(45)	(44)	(39)	(132)	(175)
Other(11)	—	—	—	(145)	(3)
Add: Total of other adjustments	(166)	(87)	86	(622)	(141)
Reported net income - Common shareholders	785	1,008	1,106	2,258	2,750
Underlying EPS (diluted) ($)	2.05	2.02	1.86	5.95	5.48
Add: Market-related impacts ($)	(0.29)	(0.04)	(0.03)	(0.73)	(0.36)
Assumption changes and management actions ($)	(0.06)	(0.01)	(0.02)	(0.06)	(0.02)
MFS shares owned by management ($)	0.01	(0.05)	(0.01)	(0.04)	—
Acquisition, integration and restructuring ($)	(0.23)	(0.03)	0.23	(0.59)	0.06
Intangible asset amortization ($)	(0.08)	(0.08)	(0.07)	(0.24)	(0.31)
Other ($)	—	—	—	(0.26)	(0.01)
Impact of convertible securities on diluted EPS ($)	—	—	0.01	0.01	0.01
Reported EPS (diluted) ($)	1.40	1..81	1.97	4.04	4.85

(1)Our results are sensitive to long-term interest rates given the nature of our business and to non-parallel yield curve movements (for example flattening, inversion, steepening, etc.).
(2)Q2'26 includes $16 million in share-based compensation expenses at MFS from accelerated vesting terms for retirement eligible plan members.
(3)Amounts relate to acquisition costs for our GreenOak subsidiaries, which include the unwinding of the discount for Other financial liabilities of $nil in Q3'26 and $1 million for the first nine months of 2026 (Q2'26 - $1 million, Q3'25 - $12 million; the first nine months of 2025 - $41 million). The unwinding relates to Advisors Asset Management, Inc. for 2026 reporting periods and to BentallGreenOak, Crescent Capital Group LP, and Advisors Asset Management, Inc. for 2025 reporting periods.
(4)Q3'25 includes a $176 million gain from increased ownership interest in Bowtie Life Insurance Company Limited ("Bowtie"). For more details, see Note 3 of our 2025 Annual Consolidated Financial Statements.
(5)Q1'26 includes a $165 million charge from the acquisition of remaining equity interests in GreenOak subsidiaries. For more details, see the "Other Transactions" heading in section F - Financial Strength of this document.
(6)Amounts include gains from the reorganization and related change of investment advisor for certain MFS closed-end funds (“sale of MFS’ closed-end funds”) (Q3'26 - $10 million, Q2'26 - $20 million).
(7)Includes acquisition, integration and restructuring costs associated with DentaQuest, acquired on June 1, 2022.
(8)Q3'26 includes a $53 million restructuring charge in Sun Life Asset Management related to the integration of GreenOak subsidiaries.
(9)Q3'26 includes $42 million of Bell Partners Inc. acquisition-related costs.
(10)Q2'25 includes an impairment charge of $61 million on a customer relationship intangible asset from the early termination of a U.S. group dental contract.
(11)Q1'26 includes a $145 million charge reflecting the settlement of a legal matter in Canada. For more details, see the "Other Transactions" heading in section F - Financial Strength of this document.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 43

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results			Year-to-date
($ millions)	Q3'26	Q2'26	Q3'25	2026	2025
Underlying net income (after-tax)	1,146	1,123	1,047	3,319	3,107
Underlying net income adjustments (pre-tax):
Add: Market-related impacts	(133)	(42)	(26)	(422)	(241)
Assumption changes and management actions(1)	(10)	(7)	(18)	(12)	(19)
Other adjustments	(179)	(105)	67	(833)	(227)
Total underlying net income adjustments (pre-tax)	(322)	(154)	23	(1,267)	(487)
Add: Taxes related to underlying net income adjustments	(39)	39	36	206	130
Reported net income - Common shareholders (after-tax)	785	1,008	1,106	2,258	2,750

(1)In this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, the Interim Consolidated Financial Statements for the period ended September 30, 2026 (Note 10.B.v of the 2025 Annual Consolidated Financial Statements) shows the pre-tax net income impacts of method and assumption changes, and CSM Impacts include amounts attributable to participating policyholders.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations and other tax-related adjustments.

3. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures:

After-tax profit margin for U.S. Group Benefits. This ratio expresses U.S. Group Benefits underlying net income as a percentage of net premiums. It assists in explaining our results from period to period and measures profitability. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Assets under administration. AUA represents Client assets for which Sunlife provides administrative services. In Canada, AUA includes mutual fund dealers' assets in Individual Wealth and administrative services assets in Group Wealth. In Asia, AUA includes administrative services assets in China and Hong Kong. In GreenOak, AUA includes assets distributed mostly by GreenOak's subsidiary Advisors Asset Management Inc. There is no directly comparable measure under IFRS.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our Company's assets across asset management, wealth, and insurance. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Third-party and other AUM and Consolidation adjustments. "Consolidation adjustments" is presented separately as consolidation adjustments apply to all components of total AUM.

AUM not yet earning fees. This measure represents the committed uninvested capital portion of total AUM not currently earning management fees. The amount depends on the specific terms and conditions of each fund. There is no directly comparable IFRS measure.

Capital raising. This measure consists of increases in GreenOak's commitments from fund raising activities for all real estate, infrastructure and alternative credit Clients excluding leverage. Investment-grade fixed income capital raising consists of sales made to new Clients. There is no directly comparable IFRS measure.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions and short-term loans that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure is a key consideration of available funds for capital re-deployment to support business growth.

($ millions)	As at September 30, 2026	As at December 31, 2025
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	1,810	1,859
Debt securities(1)	232	537
Equity securities(2)	—	—
Sub-total	2,042	2,396
Less: Loans related to acquisitions and short-term loans(3) (held at SLF Inc. and its wholly owned holding companies)	—	—
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	2,042	2,396
(1)Includes publicly traded bonds.
(2)Includes exchange traded fund ("ETF") Investments.
(3)Includes drawdowns from credit facilities to manage timing of cash flows.

Constant currency. We remove the impacts of foreign exchange translation from certain IFRS and non-IFRS measures to assist in comparing our results from period to period. The impacts of foreign exchange translation are approximated by using the foreign exchange rates in effect during the comparative period, using the average or period end foreign exchange rates, as appropriate.

44 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

CSM Movement Analysis includes certain non-IFRS financial measures, detailed below, and also presents certain measures on a net basis to reflect how the business is managed, compared to a gross basis in the Consolidated Financial Statements. Examples include i) The impact of insurance contracts issued are presented net of reinsurance; ii) Impact of new business is presented net of acquisition expense gain/loss; and iii) Certain methodology changes are presented as an impact of change in assumptions, whereas the Consolidated Financial Statement presentation is a contract modification.

•Organic CSM Movement is comprised of the Impact of new insurance business, Expected movements from asset returns & locked-in rates, Insurance experience gains/losses, and CSM recognized for services provided.
•Impact of new insurance business on CSM, also referred to as "new business CSM", represents growth from sales activity in the period, including individual protection sales (excluding joint ventures), and defined benefit solutions and segregated fund wealth sales in Canada. New business CSM is presented net of acquisition expense gain/loss.
•Expected movements from asset returns & locked-in rates applies to variable fee approach ("VFA") and general measurement approach ("GMA") contracts. For VFA contracts, this component of the CSM movement analysis is comprised of two factors: (i) the expected return on underlying assets and (ii) the measurement of financial guarantees. The difference between actual and expected results is reported as the impact of markets. For GMA contracts, this component of the CSM includes the accretion of the CSM balance at locked-in rates, which refer to the term structure associated with locked-in discount rates, set when the insurance contract was sold or on transition to IFRS 17. Average locked-in rates increase with the passage of time on in-force business and new business added at current rates.
•Impact of markets & other includes the difference between actual and expected movement for VFA contracts for: (i) the return on underlying assets and (ii) the measurement of financial guarantees. Also includes other amounts excluded from Organic CSM Movement.
•Insurance experience gains/losses represents the current period impacts of insurance experience, resulting in a change in future cash flows that adjust CSM.
•Impact of change in assumptions represents the future period impacts of changes in fulfilment cash flows that adjust CSM.
•CSM market sensitivities. CSM market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Deployment. This measure represents the amount of capital that has been invested in the period, including leverage where applicable. Deployment also includes capital committed in infrastructure deals to be invested in specific assets. There is no directly comparable IFRS measure.

Drivers of Earnings. The Drivers of Earnings ("DOE") analysis provides additional detail on the sources of earnings, primarily for protection and health businesses, and explains the actual results compared to the longer-term expectations. The DOE is presented on a reported and underlying common shareholders' basis. Within the net insurance service result, the underlying DOE provides detail on expected insurance earnings, impact of new insurance business and experience gains (losses). Within the net investment result, the underlying DOE provides detail on expected investment earnings, credit experience, earnings on surplus, and joint ventures & other. For more information, see the headings "Underlying net income and Underlying EPS", "Earnings on surplus", "Notable items attributable to reported and underlying net income", of this document.

Certain amounts in the DOE are presented on a net basis to reflect how the business is managed, compared to a gross basis in the Consolidated Financial Statements. Examples include: i) Net investment result and Other expenses of the Sun Life Asset Management operating segment are combined with Fee Income to report the net contribution to earnings; ii) Income for fee-based businesses is reported net of the associated expenses; iii) Carried interest in GreenOak within Fee Income excludes the carried interest that Sunlife does not participate in economically, and nets the non-controlling interest portion of the carried interest against fee income and expenses of consolidated funds; iv) Net investment results include asset returns net of the crediting rate for investment contract liabilities and the unwinding of and changes in the discount rate for insurance contract liabilities; v) Earnings on surplus reflects net spread earned from investment strategies; and vi) Earnings attributable to the participating account are excluded.

Earnings on Surplus. This component of the Drivers of Earnings represents the net income earned on a company’s surplus funds. Earnings on Surplus is comprised of realized gains on fair value through other comprehensive income assets, as well as net investment returns on surplus, such as investment income, gains (losses) on seed investments and investment properties mark-to-market, and also includes impacts from derivatives, currency and other items.

Experience-related items attributable to reported net income and underlying net income. These notable items attributable to reported net income and underlying net income are components of the Drivers of Earnings and represent gains and losses that are due to differences between the actual results during the reporting period and management’s estimate of the expected longer-term returns on assets and liabilities (i.e. expected insurance earnings and expected investment earnings) at the start of the reporting period.

Fee earning AUM. FE AUM consists of assets managed by GreenOak, which are beneficially owned by Clients, on which we earn management fees for providing investment management, property management or advisory-related services. There is no directly comparable IFRS measure.

Fee-related earnings and Operating income. Fee-related earnings represent profitability of GreenOak's fee-related portfolios, and is calculated as Fee-related revenue less Fee-related expenses. Operating income represents profit realized from our business operations, and is calculated as the sum of Fee-related earnings, Investment income (loss) and performance fees, and Interest and other. Fee-related revenue represents all fee income, with the exception of performance fees, generated from third-party investors. Fee-related expenses represent all expenses directly related to generating fee revenue from third-party investors. Investment income (loss) and performance fees represent total income or loss from our seed investments, net of the related expenses. Interest and other represents performance fee compensation and our net interest income or expense.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 45

Fee-related earnings and Operating income are non-IFRS financial measures within GreenOak's Supplemental Income Statement, which enhances the comparability of GreenOak's results with publicly traded alternative asset managers. For more details, see our Supplementary Financial Information package for the quarter.

The following table provides a reconciliation from Fee-related earnings and Operating income to GreenOak's Fee income and Total expenses based on IFRS.

GreenOak	Quarterly results			Year-to-date
(US$ millions)	Q3'26	Q2'26	Q3'25	2026	2025
Fee income (per IFRS)(1)	309	266	280	897	823
Less: Non-fee-related revenue adjustments(1)(2)(3)	50	42	48	191	113
Fee-related revenue	259	224	232	706	710
Total expenses (per IFRS)(1)	343	257	271	1,122	803
Less: Non-fee-related expense adjustments(1)(3)(4)	162	95	95	608	281
Fee-related expenses	181	162	176	514	522
Fee-related earnings	78	62	56	192	188
Add: Investment income (loss) and performance fees(5)	9	24	25	49	73
Add: Interest and other(6)	(13)	(19)	(14)	(46)	(43)
Operating income	74	67	67	195	218

(1)Effective Q1'26, prior period amounts have been updated reflecting a reporting refinement on General Account assets.
(2)Includes Interest and other - fee income, Fee income of consolidated funds, and Other - fee income.
(3)We have reclassified certain income and expense balances to provide more accurate metrics on our fee-related business.
(4)Includes Interest and other, Placement fees - other, Acquisition, integration and restructuring, Expense of consolidated funds and Other - expenses.
(5)Investment income (loss) and performance fee in GreenOak's Supplemental Income Statement relates to the underlying results of our seed investments. As such, we have excluded non-underlying market-related impacts as well as the gains or losses of certain non-seed hedges that are reported under Net investment income (loss) under IFRS. The reconciliation is as follows (amounts have been adjusted for rounding):

	Quarterly results			Year-to-date
(US$ millions)	Q3'26	Q2'26	Q3'25	2026	2025
Net investment income (loss) (per IFRS)	23	29	31	78	79
Less: Market-related impacts and Other - Investment income (loss)	14	15	8	37	8
Add: Investment income (loss) and performance fees - fee income	—	10	2	8	2
Investment income (loss) and performance fees	9	24	25	49	73
(6)Includes Interest and other reported under Fee income under IFRS, net of Interest and other reported under Total expenses under IFRS.

Financial leverage ratio. This ratio is an indicator of the Company's balance sheet strength measured by its proportion of capital qualifying debt in accordance with OSFI guidelines. This is calculated as the ratio of total debt plus preferred shares to total capital including the contractual service margin net of taxes, where debt consists of all capital-qualifying debt securities. Capital-qualifying debt securities consist of subordinated debt and innovative capital instruments. The CSM is included net of taxes because debts are repaid and serviced from available after-tax funds.

Impacts of foreign exchange translation. To assist in comparing our results from period-to-period, the favourable or unfavourable impacts of foreign exchange translation are approximated using the foreign exchange rates, in effect during the comparative period, for several IFRS and Non-IFRS financial measures using the average or period end foreign exchange rates, as appropriate. Items impacting a reporting period, such as Revenue, Expenses, and Reported net income (loss) in our Consolidated Statements of Operations, as well as underlying net income (loss), and sales, are translated into Canadian dollars using average exchange rates for the appropriate daily, monthly, or quarterly period. For Assets and Liabilities in our Consolidated Statements of Financial Position, as well as the AUM and certain components of the Drivers of Earnings disclosure, period-end rates are used for currency translation purposes.

LICAT market sensitivities. LICAT market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Organic capital generation. This supplementary financial measure provides a view of the Company’s ability to generate excess capital under the normal course of business, excluding non-recurring items; where excess capital is defined as LICAT Available Capital and Surplus Allowance above LICAT Base Solvency Buffer at target ratio, as defined and calculated under OSFI-mandated guideline. This amount is determined as follows: underlying net income and organic CSM movement net of shareholder dividends and change in base solvency buffer for new business and aging of in-force. This amount excludes non-recurring impacts to available capital or base solvency buffer from markets, assumption changes, management actions, and other non-underlying items.

Pre-tax fee related earnings margin. This ratio is a measure of GreenOak's profitability in relation to funds that earn recurring fee revenues, while excluding investment income and performance fees. The ratio is calculated by dividing fee-related earnings by fee-related revenues and is based on the last twelve months. There is no directly comparable IFRS measure.

Pre-tax net operating margin. This ratio is a measure of the profitability and there is no directly comparable IFRS measure. For MFS, this ratio is calculated by excluding MFS shares owned by management and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating margin and have no impact on the profitability of MFS. For GreenOak, the ratio is calculated by dividing the total operating income by fee-related revenue plus investment Income (loss) and performance fees, and is based on the last twelve months.
46 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table provides a reconciliation to calculate MFS' pre-tax net operating margin:

MFS	Quarterly results			Year-to-date
(US$ millions)	Q3'26	Q2'26	Q3'25	2026	2025
Revenue
Fee income (per IFRS)	852	851	870	2,555	2,508
Less: Commissions	94	94	99	282	287
Less: Other(1)	(16)	(15)	(14)	(46)	(43)
Adjusted revenue	774	772	785	2,319	2,264
Expenses
Expenses (per IFRS)	576	641	603	1,819	1,778
Net investment (income)/loss (per IFRS)	(25)	(41)	(17)	(82)	(52)
Less: MFS shares owned by management (net of NCI)(2)	5	14	11	25	25
Compensation-related equity plan adjustments	9	7	11	25	20
Commissions	94	94	99	282	287
Other(1)	(16)	(11)	(12)	(44)	(41)
Adjusted expenses	459	496	477	1,449	1,435
Pre-tax net operating margin	40.7%	35.7%	39.2%	37.0%	36.6%

(1)Other includes accounting basis differences, such as sub-advisory expenses and product allowances.
(2)Excluding non-controlling interest. For more information on MFS shares owned by management, see the heading Underlying Net Income and Underlying EPS.

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The ROE provides an indication of the overall profitability of the Company. The quarterly ROE is annualized.

Sales and flows. Sun Life Asset Management gross flows includes funds from retail and institutional Clients; GreenOak gross flows include capital raising, such as uncalled capital commitments and fund leverage; Solutions & Other gross flows include defined benefit solution sales, Asia asset management managed fund flows as well as Aditya Birla Sun Life Asset Management Company Limited mutual fund flows based on our proportionate equity interest. Sun Life Asset Management net flows consist of gross flows less gross outflows; GreenOak's net flows do not include Client distributions from the sale of underlying assets in closed-end funds; Solutions & Other outflows consist of redemptions and annuity payments. In Canada and in Asia, net sales consist of asset management gross flows & wealth sales less redemptions. In Canada, asset management gross flows & wealth sales consist of sales in Group Retirement Services (excluding retained sales) and Individual Wealth; insurance sales consist of group insurance sales from workplace benefits sold by Sun Life Health; and sales from individual insurance. In the U.S., group insurance sales consist of sales by Group Benefits and Dental. In Asia, asset management gross flows & wealth sales consist of Hong Kong asset management gross flows & wealth sales, Philippines mutual and managed fund sales, wealth sales by our China joint venture, including sales as reported by our bank distribution partners; individual insurance sales consist of sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia, Vietnam, Hong Kong and High Net Worth. Asia also has group insurance sales in the Philippines, Hong Kong and our joint ventures. To provide greater comparability across reporting periods, we exclude the impacts of foreign exchange translation from sales and gross flows. There is no directly comparable IFRS measure. Effective Q1’26, the definition of sales and flows was updated to reflect the new Sun Life Asset Management reporting structure.
Sun Life Asset Management managed assets. This measure consists of (i) Sun Life Asset Management ("SLAM") AUM, which is retail and institutional Client assets where SLAM is the asset manager, as well as general fund assets of SLAM’s business units; and (ii) Internally managed assets that are general fund invested assets of other Sunlife business groups managed by SLAM. Third-party and segregated fund assets reported by Canada and Asia for which SLAM is the asset manager are reported as “SLAM AUM” rather than “Internally managed assets” to distinguish where a Client is the asset owner rather than Sunlife.

Third-party and other AUM. Third-party and other AUM is composed of retail, institutional, and other third-party assets, which includes general fund and segregated fund assets managed by our joint ventures. There is no directly comparable IFRS measure. In Sun Life Asset Management, third-party and other AUM includes Client assets for retail and institutional Clients, as well as capital raising, such as uncalled commitments and fund leverage in GreenOak; the AUM for Aditya Birla Sun Life Asset Management Company Limited is based on our proportionate equity interest. In Canada, third-party and other AUM includes Client assets in retail mutual fund products of Sun Life Global Investments. In Asia, third-party and other AUM includes Client assets in Hong Kong managed fund products, International asset management & wealth products, Philippines mutual and managed fund products, Sun Life Everbright Asset Management products and our joint ventures’ general fund and segregated fund assets based on our proportionate equity interest. Effective Q1’26, the definition of third-party and other AUM was updated to reflect the new Sun Life Asset Management reporting structure.

Total weighted premium income ("TWPI"). This measure consists of 100% renewal premiums, 100% of first year premiums, and 10% of single premiums. In contrast to sales, which only includes premiums from new business, TWPI includes renewal premiums, reflecting the strength of the in-force block and providing a better understanding of both new and existing business. There is no directly comparable IFRS measure.

Underlying dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period. The ratio is utilized during the medium-term capital budgeting process to inform our planned capital initiatives. We target an underlying dividend payout ratio of between 40% and 50% based on underlying EPS. For more details, see section J - Capital and Liquidity Management in the 2025 Annual MD&A.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 47

Underlying effective income tax rate. This measure is calculated using the pre-tax underlying net income and the income tax expense associated with it. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits. Our effective tax rate helps in the analysis of the income tax impacts in the period.

4. Reconciliations of Select Non-IFRS Financial Measures
Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Group

	Q3'26
($ millions)	Sun Life Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	416	422	197	226	(115)	1,146
Add: Market-related impacts (pre-tax)	13	(98)	(48)	9	(9)	(133)
Assumption changes and management actions (pre-tax)	(26)	128	(19)	(93)	—	(10)
Other adjustments (pre-tax)	(97)	(12)	(51)	(18)	(1)	(179)
Tax expense (benefit)	(13)	(22)	28	(1)	(31)	(39)
Reported net income (loss) - Common shareholders	293	418	107	123	(156)	785
	Q2'26
Underlying net income (loss)	364	427	227	222	(117)	1,123
Add: Market-related impacts (pre-tax)	(16)	30	(22)	(16)	(18)	(42)
Assumption changes and management actions (pre-tax)	—	(6)	1	(2)	—	(7)
Other adjustments (pre-tax)	(31)	(11)	(55)	(7)	(1)	(105)
Tax expense (benefit) on above items	20	3	19	5	(8)	39
Reported net income (loss) - Common shareholders	337	443	170	202	(144)	1,008
	Q3'25
Underlying net income (loss)	387	397	147	211	(95)	1,047
Add: Market-related impacts (pre-tax)	(11)	(8)	47	(56)	2	(26)
Assumption changes and management actions (pre-tax)	15	(7)	(61)	35	—	(18)
Other adjustments (pre-tax)	(36)	(8)	(45)	156	—	67
Tax expense (benefit)	8	4	10	13	1	36
Reported net income (loss) - Common shareholders	363	378	98	359	(92)	1,106

	Year-to-date
	2026
($ millions)	Sun Life Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	1,143	1,219	642	664	(349)	3,319
Add: Market-related impacts (pre-tax)	(9)	(231)	(112)	(32)	(38)	(422)
Assumption changes and management actions (pre-tax)	(25)	122	(18)	(91)	—	(12)
Other adjustments (pre-tax)	(409)	(233)	(150)	(35)	(6)	(833)
Tax expense (benefit)	104	71	66	2	(37)	206
Reported net income (loss) - Common shareholders	804	948	428	508	(430)	2,258
	2025
Underlying net income (loss)	1,124	1,090	560	584	(251)	3,107
Add: Market-related impacts (pre-tax)	(34)	(75)	65	(191)	(6)	(241)
Assumption changes and management actions (pre-tax)	5	3	(61)	34	—	(19)
Other adjustments (pre-tax)	(87)	(39)	(242)	141	—	(227)
Tax expense (benefit)	21	18	65	25	1	130
Reported net income (loss) - Common shareholders	1,029	997	387	593	(256)	2,750

48 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Unit - Sun Life Asset Management U.S. dollars

	Q3'26		Q2'26		Q3'25
(US$ millions)	MFS	GreenOak	MFS	GreenOak	MFS	GreenOak
Underlying net income (loss)	214	52	187	43	215	39
Add: Market-related impacts (pre-tax)	—	13	—	5	—	(2)
Other adjustments (pre-tax)	16	(85)	—	(22)	1	(27)
Tax expense (benefit)	(5)	2	(3)	3	(3)	7
Reported net income (loss) - Common shareholders	225	(18)	184	29	213	17

	Year-to-date
	2026		2025
(US$ millions)	MFS	GreenOak	MFS	GreenOak
Underlying net income (loss)	600	127	585	131
Add: Market-related impacts (pre-tax)	—	9	—	(31)
Other adjustments (pre-tax)	19	(315)	9	(71)
Tax expense (benefit)	(10)	89	(8)	26
Reported net income (loss) - Common shareholders	609	(90)	586	55

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Unit - Sun Life Asset Management

	Q3'26		Q2'26		Q3'25
($ millions)	MFS	GreenOak	MFS	GreenOak	MFS	GreenOak
Underlying net income (loss)	300	72	259	60	296	54
Add: Market-related impacts (pre-tax)	—	19	—	6	—	(3)
Other adjustments (pre-tax)	22	(119)	—	(31)	1	(37)
Tax expense (benefit)	(7)	4	(5)	6	(4)	9
Reported net income (loss) - Common shareholders	315	(24)	254	41	293	23

	Year-to-date
	2026		2025
($ millions)	MFS	GreenOak	MFS	GreenOak
Underlying net income (loss)	832	176	817	184
Add: Market-related impacts (pre-tax)	—	13	—	(43)
Other adjustments (pre-tax)	27	(436)	12	(99)
Tax expense (benefit)	(15)	125	(11)	36
Reported net income (loss) - Common shareholders	844	(122)	818	78

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 49

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax in U.S. dollars

	Q3'26		Q2'26		Q3'25
(US$ millions)	Sun Life Asset Management	U.S.	Sun Life Asset Management	U.S.	Sun Life Asset Management	U.S.
Underlying net income (loss)	297	141	262	164	281	107
Add: Market-related impacts (pre-tax)	10	(33)	(11)	(16)	(8)	34
Assumption changes and management actions (pre-tax)	(18)	(13)	—	1	11	(45)
Other adjustments (pre-tax)	(69)	(36)	(22)	(38)	(26)	(31)
Tax expense (benefit)	(11)	18	14	14	6	7
Reported net income (loss) - Common shareholders	209	77	243	125	264	72

	Year-to-date
	2026		2025
(US$ millions)	Sun Life Asset Management	U.S.	Sun Life Asset Management	U.S.
Underlying net income (loss)	824	465	805	401
Add: Market-related impacts (pre-tax)	(6)	(79)	(25)	45
Assumption changes and management actions (pre-tax)	(17)	(12)	4	(45)
Other adjustments (pre-tax)	(296)	(105)	(62)	(170)
Tax expense (benefit)	74	44	14	44
Reported net income (loss) - Common shareholders	579	313	736	275

Underlying Net Income to Reported Net Income Reconciliation - U.S. Group Benefits - Pre-tax in U.S. dollars
The following table sets out the amounts that were excluded from our reported net income (loss) for U.S. Group Benefits, which is used to calculate the trailing four-quarter after-tax profit margin for U.S. Group Benefits.

(US$ millions)	Q3'26	Q2'26	Q1'26	Q4'25	Q3'25	Q2'25	Q1'25	Q4'24
Underlying net income (loss) for U.S. Group Benefits	89	119	114	92	71	121	105	62
Add: Market-related impacts (pre-tax)	(22)	—	(5)	—	5	(1)	8	(18)
Assumption changes and management actions (pre-tax)	4	—	—	—	1	—	—	—
Other adjustments (pre-tax)	(6)	(6)	(5)	(4)	(4)	(4)	(4)	(5)
Tax expense (benefit)	5	1	2	1	—	1	(1)	5
Reported net income (loss) - Common shareholders	70	114	106	89	73	117	108	44

50 Sun Life Financial Inc. Third Quarter 2026         MANAGEMENT'S DISCUSSION AND ANALYSIS

O. Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, plans, targets, goals and priorities; (ii) relating to our growth initiatives and other business objectives; (iii) relating to Sunlife seeking full recourse of the settlement of a class action proceeding; (iv) relating to Sunlife's intention to redeem all of the outstanding $500 million principal amount of Series 2021-1 Subordinated Unsecured 2.46% Fixed/Floating Debentures; (v) set out in this document under the heading I - Risk Management - Market Risk Sensitivities - Interest Rate Sensitivities; (vi) relating to expected changes in our LICAT ratio; (vii) that are predictive in nature or that depend upon or refer to future events or conditions; and (viii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings C - Profitability - 5 - Income taxes, F - Financial Strength and I - Risk Management and in SLF Inc.’s 2025 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s 2025 Annual MD&A under the heading K - Risk Management and in its other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

Risk Factors
Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and geopolitical conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; environmental and social issues and their related laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2026 51

CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months ended			For the nine months ended
(unaudited, in millions of Canadian dollars, except for per share amounts)	September 30 2026	September 30 2025	September 30 2026	September 30 2025
Insurance service result
Insurance revenue (Note 9)	$6,408	$6,001	$18,790	$17,976
Insurance service expenses	(5,124)	(5,144)	(15,576)	(15,369)
Reinsurance contract held net income (expenses)	(204)	(22)	(288)	(37)
Net insurance service result	1,080	835	2,926	2,570
Investment result
Investment result excluding result for account of segregated fund holders:
Net investment income (loss) (Note 5)	(4,881)	4,161	969	8,361
Insurance finance income (expenses) from insurance contracts issued	5,158	(3,408)	389	(6,645)
Insurance finance income (expenses) from reinsurance contracts held	56	(5)	49	61
Decrease (increase) in investment contract liabilities	(67)	(80)	(205)	(251)
Net investment result excluding result for account of segregated fund holders	266	668	1,202	1,526
Investment result for insurance contracts for account of segregated fund holders:
Investment income (loss) on investments for account of segregated fund holders	26	889	1,232	1,531
Insurance finance income (expenses) (Note 13)	(26)	(889)	(1,232)	(1,531)
Net investment result for insurance contracts for account of segregated fund holders	—	—	—	—
Net investment result	266	668	1,202	1,526
Fee income (Note 10)	2,320	2,259	6,859	6,634
Other expenses (income)
Operating expenses and commissions	2,277	2,184	7,314	6,665
Interest expenses	136	131	430	393
Total other expenses (income)	2,413	2,315	7,744	7,058
Income (loss) before income taxes	1,253	1,447	3,243	3,672
Less: Income tax expense (benefit) (Note 11)	368	260	755	700
Total net income (loss)	885	1,187	2,488	2,972
Less: Net income (loss) allocated to the participating account	82	47	185	143
Net income (loss) attributable to non-controlling interests	(10)	14	(25)	20
Shareholders' net income (loss)	813	1,126	2,328	2,809
Less: Dividends on preferred shares and distributions on other equity instruments	28	20	70	59
Common shareholders' net income (loss)	$785	$1,106	$2,258	$2,750

Average exchange rates during the reporting periods: U.S. dollars	1.40	1.38	1.38	1.40

Earnings (loss) per share (Note 15)
Basic	$1.41	$1.97	$4.07	$4.86
Diluted	$1.40	$1.97	$4.04	$4.85

Dividends per common share	$0.960	$0.880	$2.840	$2.600

The attached notes form part of these Interim Consolidated Financial Statements.

52	Sun Life Financial Inc.	Third Quarter 2026	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the three months ended			For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30 2026	September 30 2025	September 30 2026	September 30 2025
Total net income (loss)	$885	$1,187	$2,488	$2,972
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	47	377	642	(590)
Change in unrealized gains (losses) on investments at fair value through other comprehensive income:
Unrealized gains (losses)	(247)	78	(322)	229
Reclassifications to net income (loss) and provision for credit losses recognized into income	7	13	(7)	12
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	(1)	8	(56)	(8)
Reclassifications to net income (loss)	(3)	(13)	64	4
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	(28)	(109)	31	(106)
Total items that may be reclassified subsequently to income	(225)	354	352	(459)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	22	5	16	7
Share of other comprehensive income (loss) in joint ventures and associates	1	—	1	8
Total items that will not be reclassified subsequently to income	23	5	17	15
Total other comprehensive income (loss), net of taxes	(202)	359	369	(444)
Total comprehensive income (loss)	683	1,546	2,857	2,528
Less: Comprehensive income (loss) allocated to the participating account	82	44	182	148
Non-controlling interests' comprehensive income (loss)	(10)	19	(17)	23
Shareholders’ comprehensive income (loss)	$611	$1,483	$2,692	$2,357

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30 2026	September 30 2025	September 30 2026	September 30 2025
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized gains (losses) on investments at fair value through other comprehensive income	$56	$(19)	$70	$(50)
Reclassifications to net income (loss) and provision for credit losses recognized into income on investments at fair value through other comprehensive income	(1)	(3)	2	2
Unrealized gains (losses) on cash flow hedges	—	5	(16)	(1)
Reclassifications to net income (loss) for cash flow hedges	2	(1)	11	3
Total items that may be reclassified subsequently to income	57	(18)	67	(46)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(8)	(4)	(6)	(1)
Total items that will not be reclassified subsequently to income	(8)	(4)	(6)	(1)
Total income tax benefit (expense) included in other comprehensive income (loss)	$49	$(22)	$61	$(47)

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2026	53

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at
(unaudited, in millions of Canadian dollars)	September 30 2026	December 31 2025
Assets
Cash, cash equivalents and short-term securities	$14,995	$14,841
Debt securities	90,280	85,618
Equity securities	14,653	12,250
Mortgages and loans	57,740	59,433
Derivative assets	1,707	1,534
Other financial invested assets(1)	9,154	8,161
Financial invested assets(1)	188,529	181,837
Investment properties	9,963	9,432
Other non-financial invested assets	1,915	1,693
Invested assets(1) (Note 5)	200,407	192,962
Other assets(1) (Note 7)	13,727	13,966
Reinsurance contract held assets (Note 9)	6,176	6,138
Insurance contract assets (Note 9)	206	335
Deferred tax assets	4,001	3,803
Intangible assets (Note 3)	5,356	5,155
Goodwill (Notes 3 and 8)	10,044	9,530
Total general fund assets	239,917	231,889
Investments for account of segregated fund holders (Note 13)	181,512	166,566
Total assets	$421,429	$398,455
Liabilities and equity
Liabilities
Insurance contract liabilities excluding those for account of segregated fund holders (Note 9)	$162,834	$155,910
Reinsurance contract held liabilities (Note 9)	2,162	2,049
Investment contract liabilities (Note 5)	11,421	11,796
Derivative liabilities	2,841	2,065
Deferred tax liabilities (Note 3)	286	301
Other liabilities	24,227	25,905
Senior debentures	200	200
Subordinated debt (Note 12)	8,921	8,171
Total general fund liabilities	212,892	206,397
Insurance contract liabilities for account of segregated fund holders (Note 13)	20,426	20,108
Investment contract liabilities for account of segregated fund holders (Note 13)	161,086	146,458
Total liabilities	$394,404	$372,963
Equity
Issued share capital and contributed surplus	$11,119	$10,220
Shareholders’ retained earnings and accumulated other comprehensive income	14,884	14,312
Total shareholders’ equity	26,003	24,532
Equity in the participating account	878	696
Non-controlling interests’ equity	144	264
Total equity	$27,025	$25,492
Total liabilities and equity	$421,429	$398,455
(1) Prior period balances have been reclassified to conform with the presentation changes described in Note 7.
Exchange rates at the end of the reporting periods: U.S. dollars	1.42	1.37
The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on November 4, 2026.

Kevin Strain	Helen Mallovy Hicks
Chief Executive Officer	Director

54	Sun Life Financial Inc.	Third Quarter 2026	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30 2026	September 30 2025
Shareholders:
Preferred shares and other equity instruments (Note 12)
Balance, beginning and end of period	$2,239	$2,239
Common shares (Note 12)
Balance, beginning of period	7,900	8,192
Stock options exercised	72	36
Common shares purchased for cancellation	(50)	(255)
Common shares issued as consideration for business acquisition (Note 3)	404	—
Balance, end of period	8,326	7,973
Contributed surplus
Balance, beginning of period	81	95
Share-based payments	45	(3)
Stock options exercised	(9)	(9)
Changes attributable to acquisition and other (Note 3)	437	—
Balance, end of period	554	83
Retained earnings
Balance, beginning of period	12,927	12,817
Net income (loss)	2,328	2,809
Dividends on common shares	(1,576)	(1,465)
Dividends on preferred shares and distributions on other equity instruments	(70)	(59)
Common shares purchased for cancellation (Note 12) and other	(369)	(1,089)
Changes attributable to acquisition and other (Note 3)	(105)	(14)
Balance, end of period	13,135	12,999
Accumulated other comprehensive income (loss), net of taxes (Note 16)
Balance, beginning of period	1,385	2,214
Total other comprehensive income (loss) for the period	364	(452)
Balance, end of period	1,749	1,762
Total shareholders’ equity, end of period	$26,003	$25,056
Equity in the participating account:
Balance, beginning of period	$696	$496
Net income (loss)	185	143
Total other comprehensive income (loss) for the period (Note 16)	(3)	5
Total equity in the participating account, end of period	$878	$644
Non-controlling interests:
Balance, beginning of period	$264	$76
Net income (loss)	(25)	20
Changes attributable to acquisition and other (Note 3)	(89)	221
Total other comprehensive income (loss) for the period (Note 16)	8	3
Distribution to non-controlling interests	(14)	(31)
Total non-controlling interests’ equity, end of period	$144	$289
Total equity	$27,025	$25,989

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2026	55

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended			For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30 2026	September 30 2025	September 30 2026	September 30 2025
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$1,253	$1,447	$3,243	$3,672
Adjustments:
Interest expense related to financing activities	115	88	362	264
(Decrease) increase in investment contract liabilities	67	80	205	251
Changes in insurance contract liabilities and assets	(6,442)	2,551	(3,603)	4,038
Changes in reinsurance contract held assets and liabilities	148	27	239	(24)
Realized and unrealized (gains) losses and foreign currency changes on invested assets	7,021	(2,020)	5,345	(2,386)
Sales, maturities and repayments of invested assets	18,073	15,007	54,540	45,745
Purchases of invested assets	(21,901)	(17,147)	(65,110)	(52,756)
Income taxes received (paid)	(151)	(239)	(777)	(741)
Mortgage securitization (Note 5)	(123)	—	(211)	(87)
Other operating activities	2,552	1,386	8,670	3,622
Net cash provided by (used in) operating activities	612	1,180	2,903	1,598
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(24)	(36)	(73)	(99)
Investments in and transactions with joint ventures and associates	(66)	3	(61)	8
Dividends and other proceeds related to joint ventures and associates	47	49	47	55
Acquisitions, net of cash and cash equivalents acquired (Note 3)(1)	(82)	25	(82)	25
Other investing activities	(48)	(84)	(163)	(165)
Net cash provided by (used in) investing activities	(173)	(43)	(332)	(176)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	73	(8)	87	13
Issuance of subordinated debt, net of issuance costs	—	996	747	996
Increase in (repayment of) borrowings from credit facility	56	19	106	(304)
Issuance of common shares on exercise of stock options	13	3	63	27
Transactions with non-controlling interests (Note 3)	(12)	(12)	(2,378)	(39)
Common shares purchased for cancellation (Note 12)	(247)	(397)	(330)	(1,315)
Dividends paid on common and preferred shares	(546)	(507)	(1,629)	(1,519)
Payment of lease liabilities	(45)	(46)	(122)	(137)
Interest expense paid	(76)	(58)	(322)	(238)
Net cash provided by (used in) financing activities	(784)	(10)	(3,778)	(2,516)
Changes due to fluctuations in exchange rates	27	124	161	(107)
Increase (decrease) in cash and cash equivalents	(318)	1,251	(1,046)	(1,201)
Net cash and cash equivalents, beginning of period	8,871	7,502	9,599	9,954
Net cash and cash equivalents, end of period	8,553	8,753	8,553	8,753
Short-term securities, end of period	6,442	4,158	6,442	4,158
Net cash, cash equivalents and short-term securities, end of period (Note 5)	$14,995	$12,911	$14,995	$12,911

(1)    Consists of total cash and cash equivalents acquired of $36, less total cash consideration paid of $118, for the three and nine months ended September 30, 2026 (September 30, 2025 — total cash and cash equivalents of $80, less total cash consideration paid of $55).

The attached notes form part of these Interim Consolidated Financial Statements.

56	Sun Life Financial Inc.	Third Quarter 2026	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements
(Unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. General Information
Description of Business
Sun Life Financial Inc. ("SLF Inc.") is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada ("Sun Life Assurance"). SLF Inc. and its subsidiaries are collectively referred to as "us", "our", "ours", "we", or "the Company".

Our Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). We have used accounting policies which are consistent with the accounting policies described in our 2025 Annual Consolidated Financial Statements, except as updated in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2025 Annual Consolidated Financial Statements, as interim financial statements do not include all the information required in the annual consolidated financial statements which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB.

2. Changes in Accounting Policies

Our material accounting policies and future changes in accounting policies that are not yet effective for us are disclosed in Notes 1 and 2 of our 2025 Annual Consolidated Financial Statements.
2.A New and Amended International Financial Reporting Standards Adopted in 2026
In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, clarifying derecognition timing for financial liabilities and allowing early derecognition via electronic payments when certain conditions are met. We have adopted this early derecognition policy. The amendments also clarify how to assess contractual cash flow features linked to ESG or similar contingent factors, and introduce new disclosure requirements for such instruments. These changes, effective January 1, 2026, are applied retrospectively without restating prior periods and did not have a material impact on our Consolidated Financial Statements.
2.B New and Amended International Financial Reporting Standards to be Adopted in 2027
In June 2026, the IASB issued targeted amendments to IAS 28 Investments in Associates and Joint Ventures. The amendments clarify the use and election of the fair value option for investments in associates or joint ventures. These amendments are effective, retrospectively, at the application of IFRS 18 Presentation and Disclosure in Financial Statements (annual periods beginning on or after January 1, 2027). We are currently assessing the impact these amendments will have on our Consolidated Financial Statements.

3. Acquisition and Other
Bell Partners Inc.
On July 2, 2026, we acquired Bell Partners Inc. ("Bell Partners"), a leading U.S. multifamily real estate investment manager. Total consideration for the 100% acquisition of Bell Partners was $522 (US$367), consisting of $404 of common shares of SLF Inc. and $118 in cash, and the assets acquired consisted primarily of goodwill and intangible assets. Bell Partners forms part of our Sun Life Asset Management business segment and expands our asset management capabilities within the U.S. real estate market.

The fair values of the identifiable assets and liabilities acquired were:

As at July 2, 2026
Intangible assets and Goodwill(1)	$572
Other net identifiable assets	26
Deferred tax liabilities	(76)
Total identifiable net assets at fair value	$522

(1)    Goodwill primarily reflects non-contractual customer relationships, including synergies from the combination of Bell Partners with existing investment management relationships within our Sun Life Asset Management business segment. Goodwill is not tax deductible.

The fair values of the identifiable assets and liabilities are subject to refinement and may be retroactively adjusted during the measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2026	57

BentallGreenOak and Crescent Capital Group
During the first quarter of 2026, we settled our obligation to purchase outstanding shares from BentallGreenOak ("BGO") and Crescent Capital Group ("Crescent"), subsidiaries of GreenOak (formerly SLC Management), for cash consideration of $2,419 (US$1,768). The amount of our obligation, which was recognized in Other liabilities, was adjusted to reflect certain adjustments to the earnings before income tax, depreciation and amortization calculation prior to settlement. The deferred payment liability of $127 and remaining Non-controlling interests ("NCI") balance of $44 pertaining to these subsidiaries were also derecognized. The net impact of these adjustments was a charge of $277 to Other expenses (income) and a reduction of $41 to Retained earnings, which is comprised of $85 related to the settlement of our obligations offset by an increase of $44 related to the derecognition of NCI.

Concurrent with the settlement, we introduced the GreenOak Management Equity Plan ("MEP"), which was effective during the first quarter of 2026. The MEP offers certain key personnel in our GreenOak subsidiaries with share-based equity, providing participants with an option to acquire preferred equity interests in GreenOak, receive restricted share units of GreenOak, or a combination thereof. Once issued, the equity vests over a period of 3 to 5 years from the grant date. Participants in the MEP are required to provide continued service during the vesting period to receive the full benefits of the equity. The equity is ultimately settled in common shares of SLF Inc. The net impact of initial subscription to the MEP during the first quarter of 2026 was an increase of $437 to Contributed surplus.

4. Segmented Information

Effective the first quarter of 2026, our Asset Management segment was renamed to Sun Life Asset Management ("SLAM"). The SLAM segment includes the results of our MFS Investment Management and GreenOak business units, as well as our pension risk transfer business and certain of our asset management businesses in Asia, which were previously reported in the Canada and Asia business segments, respectively. Comparative period results have been restated to conform with current period presentation.

We have five reportable business segments: Canada, the United States ("U.S."), SLAM, Asia, and Corporate. These business segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate primarily includes our Corporate Support operations, which have investment income, expenses, capital, and other items not allocated to our other business segments.

Revenues from our business segments are derived primarily from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by our business segments to SLAM. GreenOak collects fee income and incurs the operational expenses associated with the management of the general fund assets. Intersegment transactions are eliminated in the Consolidation adjustments column in the following tables.

Management considers its external Clients to be individuals and corporations. We are not reliant on any individual Client as none is individually significant to our operations.

58	Sun Life Financial Inc.	Third Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended	Canada(1)	U.S.	SLAM(1)	Asia(1)	Corporate	Consolidation adjustments	Total
September 30, 2026
Insurance revenue:
Annuities	$118	$77	$474	$5	$—	$—	$674
Life insurance	621	538	—	418	—	—	1,577
Health insurance	1,244	2,802	—	111	—	—	4,157
Total Insurance revenue	1,983	3,417	474	534	—	—	6,408
Net investment income (loss)	(2,370)	(797)	(470)	(1,270)	41	(15)	(4,881)
Fee income	555	124	1,691	71	36	(157)	2,320
Segment revenue(2)	168	2,744	1,695	(665)	77	(172)	3,847
Expenses:
Insurance service expenses	1,200	3,159	438	327	—	—	5,124
Reinsurance contract held net (income) expenses	155	36	5	8	—	—	204
Insurance finance (income) expenses from insurance contracts issued	(2,303)	(1,024)	(529)	(1,302)	—	—	(5,158)
Reinsurance finance (income) expenses	(166)	150	(12)	(28)	—	—	(56)
(Decrease) increase in investment contract liabilities	65	—	—	2	—	—	67
Interest expenses	41	34	23	20	47	(29)	136
Operating expenses and commissions	530	250	1,345	132	163	(143)	2,277
Total expenses(2)	(478)	2,605	1,270	(841)	210	(172)	2,594
Income (loss) before income taxes	646	139	425	176	(133)	—	1,253
Less: Income tax expense (benefit)	179	25	139	30	(5)	—	368
Total net income (loss)	467	114	286	146	(128)	—	885
Less:
Net income (loss) allocated to the participating account	49	7	—	26	—	—	82
Net income (loss) attributable to non-controlling interests	—	—	(7)	(3)	—	—	(10)
Shareholders' net income (loss)	$418	$107	$293	$123	$(128)	$—	$813
September 30, 2025
Insurance revenue:
Annuities	$111	$59	$459	$6	$—	$—	$635
Life insurance	582	508	—	371	—	—	1,461
Health insurance	1,180	2,633	—	92	—	—	3,905
Total Insurance revenue	1,873	3,200	459	469	—	—	6,001
Net investment income (loss)	1,715	589	462	1,393	28	(26)	4,161
Fee income	490	139	1,648	91	41	(150)	2,259
Segment revenue(2)	4,078	3,928	2,569	1,953	69	(176)	12,421
Expenses:
Insurance service expenses	1,396	3,053	416	279	—	—	5,144
Reinsurance contract held net (income) expenses	67	(55)	3	7	—	—	22
Insurance finance (income) expenses from insurance contracts issued	1,419	530	377	1,082	—	—	3,408
Reinsurance finance (income) expenses	10	(19)	—	14	—	—	5
(Decrease) increase in investment contract liabilities	79	—	—	1	—	—	80
Interest expenses	39	34	39	21	28	(30)	131
Operating expenses and commissions	516	257	1,241	154	162	(146)	2,184
Total expenses(2)	3,526	3,800	2,076	1,558	190	(176)	10,974
Income (loss) before income taxes	552	128	493	395	(121)	—	1,447
Less: Income tax expense (benefit)	144	26	113	26	(49)	—	260
Total net income (loss)	408	102	380	369	(72)	—	1,187
Less:
Net income (loss) allocated to the participating account	30	4	—	13	—	—	47
Net income (loss) attributable to non-controlling interests	—	—	17	(3)	—	—	14
Shareholders' net income (loss)	$378	$98	$363	$359	$(72)	$—	$1,126

(1)    Prior period amounts have been restated to conform with our new basis of segment presentation as described in this Note.
(2)    Segment revenue and Total expenses exclude Investment result for insurance contracts for account of segregated fund holders.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2026	59

For the nine months ended	Canada(1)	U.S.	SLAM(1)	Asia(1)	Corporate	Consolidation adjustments	Total
September 30, 2026
Insurance revenue:
Annuities	$350	$227	$1,396	$15	$—	$—	$1,988
Life insurance	1,818	1,587	—	1,216	—	—	4,621
Health insurance	3,688	8,180	—	313	—	—	12,181
Total Insurance revenue	5,856	9,994	1,396	1,544	—	—	18,790
Net investment income (loss)	491	(359)	334	346	208	(51)	969
Fee income	1,613	406	4,978	211	134	(483)	6,859
Segment revenue(2)	7,960	10,041	6,708	2,101	342	(534)	26,618
Expenses:
Insurance service expenses	4,232	9,179	1,292	873	—	—	15,576
Reinsurance contract held net (income) expenses	240	13	12	23	—	—	288
Insurance finance (income) expenses from insurance contracts issued	159	(746)	67	131	—	—	(389)
Reinsurance finance (income) expenses	(146)	135	(14)	(24)	—	—	(49)
(Decrease) increase in investment contract liabilities	202	—	—	3	—	—	205
Interest expenses	118	103	99	59	139	(88)	430
Operating expenses and commissions	1,726	809	4,207	398	620	(446)	7,314
Total expenses(2)	6,531	9,493	5,663	1,463	759	(534)	23,375
Income (loss) before income taxes	1,429	548	1,045	638	(417)	—	3,243
Less: Income tax expense (benefit)	373	99	257	83	(57)	—	755
Total net income (loss)	1,056	449	788	555	(360)	—	2,488
Less:
Net income (loss) allocated to the participating account	108	21	—	56	—	—	185
Net income (loss) attributable to non-controlling interests	—	—	(16)	(9)	—	—	(25)
Shareholders' net income (loss)	$948	$428	$804	$508	$(360)	$—	$2,328
September 30, 2025
Insurance revenue:
Annuities	$334	$210	$1,326	$17	$—	$—	$1,887
Life insurance	1,719	1,543	—	1,066	—	—	4,328
Health insurance	3,499	8,021	—	241	—	—	11,761
Total Insurance revenue	5,552	9,774	1,326	1,324	—	—	17,976
Net investment income (loss)	2,914	1,477	904	3,023	120	(77)	8,361
Fee income	1,437	399	4,852	251	141	(446)	6,634
Segment revenue(2)	9,903	11,650	7,082	4,598	261	(523)	32,971
Expenses:
Insurance service expenses	4,312	9,127	1,217	713	—	—	15,369
Reinsurance contract held net (income) expenses	125	(129)	11	30	—	—	37
Insurance finance (income) expenses from insurance contracts issued	2,053	1,295	634	2,663	—	—	6,645
Reinsurance finance (income) expenses	11	(91)	3	16	—	—	(61)
(Decrease) increase in investment contract liabilities	247	—	—	4	—	—	251
Interest expenses	122	96	118	69	77	(89)	393
Operating expenses and commissions	1,578	863	3,717	417	524	(434)	6,665
Total expenses(2)	8,448	11,161	5,700	3,912	601	(523)	29,299
Income (loss) before income taxes	1,455	489	1,382	686	(340)	—	3,672
Less: Income tax expense (benefit)	370	84	330	59	(143)	—	700
Total net income (loss)	1,085	405	1,052	627	(197)	—	2,972
Less:
Net income (loss) allocated to the participating account	88	18	—	37	—	—	143
Net income (loss) attributable to non-controlling interests	—	—	23	(3)	—	—	20
Shareholders' net income (loss)	$997	$387	$1,029	$593	$(197)	$—	$2,809

(1)    Prior period amounts have been restated to conform with our new basis of segment presentation as described in this Note.
(2)    Segment revenue and Total expenses exclude Investment result for insurance contracts for account of segregated fund holders.

60	Sun Life Financial Inc.	Third Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Assets and liabilities by segment are as follows:

	Canada(1)	U.S.	SLAM(1)	Asia(1)	Corporate	Consolidation adjustments	Total
As at September 30, 2026
Total general fund assets	$104,761	$36,092	$31,904	$56,246	$11,338	$(424)	$239,917
Investments for account of segregated fund holders	$174,007	$390	$—	$7,115	$—	$—	$181,512
Total general fund liabilities	$99,119	$29,470	$24,494	$50,042	$10,191	$(424)	$212,892
As at December 31, 2025
Total general fund assets	$103,548	$35,825	$31,271	$48,919	$12,770	$(444)	$231,889
Investments for account of segregated fund holders	$159,020	$406	$—	$7,140	$—	$—	$166,566
Total general fund liabilities	$98,013	$29,321	$27,288	$43,011	$9,208	$(444)	$206,397

(1)    Prior period amounts have been restated to conform with our new basis of segment presentation as described in this Note.

The revenue and assets of our business segments differ from geographic segments primarily due to the geographic segmenting of our SLAM and Corporate segments.

The following table shows revenue by geography for SLAM and Corporate:

	SLAM(1)			Corporate(1)
For the three months ended	September 30 2026	September 30 2025	(2)	September 30 2026	September 30 2025
Revenue:
Canada	$(11)	$908		$9	$(11)
United States	1,560	1,544		34	38
Europe	92	73		—	(1)
Asia	26	21		37	43
Other	28	23		(3)	—
Segment revenue	$1,695	$2,569		$77	$69

(1)    Prior period amounts have been restated to reflect a change in presentation to our geographic locations.
(2)    Prior period amounts have been restated to conform with our new basis of segment presentation as described in this Note.

	SLAM(1)			Corporate(1)
For the nine months ended	September 30 2026	September 30 2025	(2)	September 30 2026	September 30 2025
Revenue:
Canada	$1,564	$2,164		$121	$24
United States	4,718	4,513		85	103
Europe	271	211		5	(3)
Asia	81	63		134	137
Other	74	131		(3)	—
Segment revenue	$6,708	$7,082		$342	$261

(1)    Prior period amounts have been restated to reflect a change in presentation to our geographic locations.
(2)    Prior period amounts have been restated to conform with our new basis of segment presentation as described in this Note.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2026	61

The following table shows total assets by geography for SLAM and Corporate:

	SLAM(1)			Corporate(1)
As at	September 30 2026	December 31 2025	(2)	September 30 2026	December 31 2025
Total general fund assets:
Canada	$21,111	$21,274		$7,517	$8,680
United States	9,196	8,491		3,637	3,918
Europe	1,007	1,038		19	4
Asia	406	304		106	111
Other	184	164		59	57
Total general fund assets	$31,904	$31,271		$11,338	$12,770

(1)    Prior period amounts have been restated to reflect a change in presentation to our geographic locations.
(2)    Prior period amounts have been restated to conform with our new basis of segment presentation as described in this Note.

62	Sun Life Financial Inc.	Third Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. Invested Assets and Net Investment Income
5.A Fair Value of Financial Instruments
5.A.i Carrying Value and Fair Value of Financial Assets and Financial Liabilities
The carrying values and fair values of our financial assets and liabilities are shown in the following table:

As at	September 30, 2026		December 31, 2025
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash, cash equivalents and short-term securities – FVTPL	$14,995	$14,995	$14,841	$14,841
Debt securities – FVTPL(1)	77,721	77,721	72,599	72,599
Debt securities – FVOCI	12,559	12,559	13,019	13,019
Equity securities – FVTPL	14,580	14,580	12,179	12,179
Equity securities – FVOCI	73	73	71	71
Mortgages and loans – FVTPL(2)	53,623	53,623	55,157	55,157
Mortgages and loans – FVOCI	2,851	2,851	2,733	2,733
Mortgages and loans – Amortized cost(3)	1,266	1,239	1,543	1,521
Derivative assets – FVTPL	1,707	1,707	1,534	1,534
Other financial invested assets – FVTPL(4)	9,154	9,154	8,161	8,161
Total(5)(6)(7)	$188,529	$188,502	$181,837	$181,815
Financial liabilities
Investment contract liabilities – Amortized cost	$11,421	$11,421	$11,796	$11,796
Obligations for securities borrowing – FVTPL	395	395	267	267
Derivative liabilities – FVTPL	2,841	2,841	2,065	2,065
Other financial liabilities – Amortized cost(8)	44	45	2,244	2,245
Total(7)(9)	$14,701	$14,702	$16,372	$16,373

(1)    Includes primarily debt securities that are designated at fair value through profit or loss ("FVTPL").
(2)    Includes primarily mortgages and loans that are designated at FVTPL.
(3)    Certain mortgages and loans are carried at amortized cost. The fair value of these mortgages and loans, for disclosure purposes, is determined based on the methodology and assumptions described in Note 5.A.iii. As at September 30, 2026, $1,228 and $11 are categorized in Level 2 and Level 3, respectively, of the fair value hierarchy described in this Note (December 31, 2025 — $1,502 and $19, respectively).
(4)    Other financial invested assets include our investments in segregated funds, mutual funds, and limited partnerships.
(5)    Invested assets on our Consolidated Statements of Financial Position of $200,407 (December 31, 2025 — $192,962) include financial assets presented in this table, Investment properties of $9,963 (December 31, 2025 — $9,432), and Other non-financial invested assets of $1,915 (December 31, 2025 — $1,693). Other non-financial invested assets consist of investments in associates and joint ventures which are not consolidated.
(6)    Total financial assets excluding Collateralized Loan Obligations ("CLOs") assets – FVTPL (Note 7).
(7)    Prior period balances have been reclassified to conform with the presentation changes described in Note 7.
(8)    During the first quarter of 2026, a majority of the obligations were settled with BGO and Crescent. Refer to Note 3 for additional details. The remaining amount reflects the obligation to purchase outstanding shares of a GreenOak subsidiary.
(9)    Total financial liabilities excluding CLO liabilities – FVTPL (Note 7), Senior debentures and Subordinated debt.
5.A.ii Non-Financial Invested Assets
Non-financial invested assets consist of investment properties and investments in associates and joint ventures which are not consolidated. As at September 30, 2026, the carrying value and fair value of investment properties were $9,963 (December 31, 2025 — $9,432) and $9,963 (December 31, 2025 — $9,432), respectively. The carrying value of other non-financial invested assets which were measured using the equity method of accounting was $1,915 as at September 30, 2026 (December 31, 2025 — $1,693).
5.A.iii Fair Value Hierarchy
The fair value methodologies and assumptions for assets and liabilities carried at fair value, as well as disclosures on unobservable inputs, sensitivities and valuation processes for Level 3 assets can be found in Note 5 of our 2025 Annual Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2026	63

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	September 30, 2026				December 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities – FVTPL	$13,137	$1,858	$—	$14,995	$13,705	$1,136	$—	$14,841
Debt securities – FVTPL	938	75,831	952	77,721	973	70,804	822	72,599
Debt securities – FVOCI	401	12,009	149	12,559	394	12,507	118	13,019
Equity securities – FVTPL	11,185	3,392	3	14,580	8,200	3,972	7	12,179
Equity securities – FVOCI	—	—	73	73	—	—	71	71
Mortgages and loans – FVTPL	—	52,883	740	53,623	—	54,568	589	55,157
Mortgages and loans – FVOCI	—	2,848	3	2,851	—	2,711	22	2,733
Derivative assets – FVTPL	396	1,311	—	1,707	171	1,363	—	1,534
Other financial invested assets – FVTPL(1)	889	222	8,043	9,154	813	218	7,130	8,161
Investment properties – FVTPL	—	—	9,963	9,963	—	—	9,432	9,432
Total invested assets measured at fair value(2)	$26,946	$150,354	$19,926	$197,226	$24,256	$147,279	$18,191	$189,726
Other assets (CLOs) – FVTPL(2)(3)	—	6,415	—	6,415	—	6,213	—	6,213
Investments for account of segregated fund holders – FVTPL	17,918	163,125	469	181,512	17,325	148,778	463	166,566
Total assets measured at fair value	$44,864	$319,894	$20,395	$385,153	$41,581	$302,270	$18,654	$362,505
Liabilities
Obligations for securities borrowing – FVTPL	$14	$381	$—	$395	$7	$260	$—	$267
Derivative liabilities – FVTPL	195	2,646	—	2,841	94	1,971	—	2,065
Other financial liabilities (CLOs) – FVTPL(3)	—	6,053	—	6,053	—	5,846	—	5,846
Investment contract liabilities for account of segregated fund holders – FVTPL	—	—	161,086	161,086	—	—	146,458	146,458
Total liabilities measured at fair value	$209	$9,080	$161,086	$170,375	$101	$8,077	$146,458	$154,636

(1)    Other financial invested assets – FVTPL include our investments in segregated funds, mutual funds, and limited partnerships.
(2)    Prior period balances have been reclassified to conform with the presentation changes described in Note 7.
(3)    For details on CLOs, refer to Note 7.

Debt securities at FVTPL consist of the following:

As at	September 30, 2026				December 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$6,453	$—	$6,453	$—	$7,413	$—	$7,413
Canadian provincial and municipal government	—	16,199	—	16,199	—	15,843	—	15,843
U.S. government and agency	938	137	—	1,075	973	151	—	1,124
Other foreign government	—	3,154	84	3,238	—	3,233	52	3,285
Corporate	—	38,389	729	39,118	—	34,680	751	35,431
Asset-backed securities:
Commercial mortgage-backed securities	—	2,841	26	2,867	—	2,100	—	2,100
Residential mortgage-backed securities	—	5,005	84	5,089	—	4,464	—	4,464
Collateralized debt obligations	—	1,276	18	1,294	—	915	19	934
Other	—	2,377	11	2,388	—	2,005	—	2,005
Total debt securities at FVTPL	$938	$75,831	$952	$77,721	$973	$70,804	$822	$72,599

64	Sun Life Financial Inc.	Third Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities at fair value through other comprehensive income ("FVOCI") consist of the following:

As at	September 30, 2026				December 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$371	$—	$371	$—	$480	$—	$480
Canadian provincial and municipal government	—	218	—	218	—	237	—	237
U.S. government and agency	401	7	—	408	387	8	—	395
Other foreign government	—	358	15	373	7	335	14	356
Corporate	—	6,415	82	6,497	—	6,772	85	6,857
Asset-backed securities:
Commercial mortgage-backed securities	—	1,342	18	1,360	—	1,284	—	1,284
Residential mortgage-backed securities	—	1,046	16	1,062	—	1,129	—	1,129
Collateralized debt obligations	—	1,278	12	1,290	—	1,155	19	1,174
Other	—	974	6	980	—	1,107	—	1,107
Total debt securities at FVOCI	$401	$12,009	$149	$12,559	$394	$12,507	$118	$13,019

Mortgages and loans at FVTPL consist of the following:

As at	September 30, 2026				December 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Mortgages:
Retail	$—	$2,022	$—	$2,022	$—	$2,256	$5	$2,261
Office	—	1,948	10	1,958	—	2,318	8	2,326
Multi-family residential	—	2,678	—	2,678	—	2,864	—	2,864
Industrial	—	3,718	—	3,718	—	3,562	—	3,562
Other	—	813	—	813	—	888	—	888
Corporate loans	—	41,704	730	42,434	—	42,680	576	43,256
Total mortgages and loans at FVTPL	$—	$52,883	$740	$53,623	$—	$54,568	$589	$55,157

Mortgages and loans at FVOCI consist of the following:

As at	September 30, 2026				December 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Mortgages:
Retail	$—	$49	$—	$49	$—	$75	$—	$75
Office	—	37	—	37	—	38	—	38
Multi-family residential	—	131	—	131	—	155	—	155
Industrial	—	196	—	196	—	231	—	231
Corporate loans	—	2,435	3	2,438	—	2,212	22	2,234
Total mortgages and loans at FVOCI	$—	$2,848	$3	$2,851	$—	$2,711	$22	$2,733

There were no significant transfers between Level 1 and Level 2 for the three and nine months ended September 30, 2026 and September 30, 2025.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2026	65

The following table provides a reconciliation of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities at FVTPL	Debt securities at FVOCI	Equity securities at FVTPL	Equity securities at FVOCI	Mortgages and loans at FVTPL	Mortgages and loans at FVOCI	Other financial invested assets at FVTPL	Investment properties at FVTPL	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
September 30, 2026
Beginning balance	$772	$201	$7	$73	$568	$3	$7,754	$9,795	$19,173	$442	$19,615
Included in net income (loss)(1)(2)(3)	(13)	—	(3)	—	31	—	52	(1)	66	(1)	65
Included in OCI(2)	—	(11)	—	—	—	—	—	—	(11)	—	(11)
Purchases / Issuances	264	56	—	—	58	—	592	258	1,228	41	1,269
Sales / Payments	—	—	—	—	(14)	—	(331)	(92)	(437)	(5)	(442)
Settlements	(1)	(1)	(2)	—	(1)	—	(28)	—	(33)	—	(33)
Transfers into Level 3(4)	4	7	1	—	98	—	—	—	110	—	110
Transfers (out) of Level 3(4)	(65)	(103)	—	—	—	—	—	—	(168)	(2)	(170)
Foreign currency translation(5)	(9)	—	—	—	—	—	4	3	(2)	(6)	(8)
Ending balance	$952	$149	$3	$73	$740	$3	$8,043	$9,963	$19,926	$469	$20,395
Unrealized gains (losses) included in net income (loss) relating to instruments still held(1)	$(13)	$—	$(2)	$—	$5	$—	$70	$(16)	$44	$—	$44
September 30, 2025
Beginning balance	$848	$161	$11	$70	$654	$7	$6,851	$9,230	$17,832	$506	$18,338
Included in net income (loss)(1)(2)(3)	6	—	—	—	(69)	1	186	(103)	21	9	30
Included in OCI(2)	—	1	—	—	—	1	—	—	2	—	2
Purchases / Issuances	112	75	—	—	37	14	158	191	587	—	587
Sales / Payments	—	—	—	—	(8)	(2)	(64)	(100)	(174)	(22)	(196)
Settlements	—	(7)	—	—	(1)	—	—	—	(8)	—	(8)
Transfers into Level 3(4)	—	—	—	—	58	—	—	—	58	—	58
Transfers (out) of Level 3(4)	(118)	(62)	—	—	(47)	—	—	—	(227)	(1)	(228)
Foreign currency translation(5)	(1)	(2)	—	2	2	—	39	32	72	(1)	71
Ending balance	$847	$166	$11	$72	$626	$21	$7,170	$9,250	$18,163	$491	$18,654
Unrealized gains (losses) included in net income (loss) relating to instruments still held(1)	$7	$—	$—	$—	$(56)	$2	$234	$(111)	$76	$—	$76

66	Sun Life Financial Inc.	Third Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended	Debt securities at FVTPL	Debt securities at FVOCI	Equity securities at FVTPL	Equity securities at FVOCI	Mortgages and loans at FVTPL	Mortgages and loans at FVOCI	Other financial invested assets at FVTPL	Investment properties at FVTPL	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
September 30, 2026
Beginning balance	$822	$118	$7	$71	$589	$22	$7,130	$9,432	$18,191	$463	$18,654
Included in net income (loss)(1)(2)(3)	(35)	—	(3)	—	2	—	174	(100)	38	(26)	12
Included in OCI(2)	—	(10)	—	—	—	—	—	—	(10)	—	(10)
Purchases / Issuances	408	173	—	—	109	—	1,333	677	2,700	99	2,799
Sales / Payments	—	—	—	—	(87)	—	(631)	(98)	(816)	(14)	(830)
Settlements	(1)	(1)	(2)	—	(64)	(1)	(28)	—	(97)	—	(97)
Transfers into Level 3(4)	4	7	1	—	283	—	—	—	295	—	295
Transfers (out) of Level 3(4)	(236)	(137)	—	—	(95)	(18)	—	—	(486)	(54)	(540)
Foreign currency translation(5)	(10)	(1)	—	2	3	—	65	52	111	1	112
Ending balance	$952	$149	$3	$73	$740	$3	$8,043	$9,963	$19,926	$469	$20,395
Unrealized gains (losses) included in net income (loss) relating to instruments still held(1)	$(36)	$—	$(2)	$—	$(19)	$—	$127	$(114)	$(44)	$—	$(44)
September 30, 2025
Beginning balance	$517	$151	$211	$74	$2,300	$13	$6,880	$9,290	$19,436	$459	$19,895
Included in net income (loss)(1)(2)(3)	14	—	(1)	—	(41)	(2)	74	(169)	(125)	9	(116)
Included in OCI(2)	—	4	—	—	—	1	—	—	5	—	5
Purchases / Issuances	466	258	—	—	152	20	552	302	1,750	85	1,835
Sales / Payments	(22)	—	(127)	—	(86)	(3)	(283)	(126)	(647)	(45)	(692)
Settlements	(1)	(7)	—	—	(1)	(1)	—	—	(10)	—	(10)
Transfers into Level 3(4)	15	—	—	—	294	—	—	—	309	—	309
Transfers (out) of Level 3(4)	(122)	(232)	(72)	—	(1,991)	(7)	—	—	(2,424)	(1)	(2,425)
Foreign currency translation(5)	(20)	(8)	—	(2)	(1)	—	(53)	(47)	(131)	(16)	(147)
Ending balance	$847	$166	$11	$72	$626	$21	$7,170	$9,250	$18,163	$491	$18,654
Unrealized gains (losses) included in net income (loss) relating to instruments still held(1)	$14	$—	$(1)	$—	$(13)	$1	$132	$(171)	$(38)	$—	$(38)

(1)    Included in Net investment income (loss) in our Consolidated Statements of Operations for Total invested assets measured at fair value.
(2)    Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(3)    Investment properties included in net income is comprised of fair value changes on investment properties of $18 and $(62) for the three and nine months ended September 30, 2026, respectively (September 30, 2025 — $(94) and $(141), respectively), net of amortization of leasing commissions and tenant inducements of $19 and $38 for the three and nine months ended September 30, 2026, respectively (September 30, 2025 — $9 and $28, respectively). As at September 30, 2026, we have used assumptions that reflect known changes in the property values including changes in expected future cash flows.
(4)    Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.
(5)    Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2026	67

5.B Net Investment Income (Loss)

For the three months ended			For the nine months ended
September 30 2026		September 30 2025	September 30 2026	September 30 2025
Interest income (expense)	$1,940	$1,787	$5,647	$5,264
Dividend and other investment income	89	102	353	355
Net realized and unrealized gains (losses):
Cash, cash equivalents and short-term investments	—	2	8	(6)
Debt securities	(4,848)	885	(4,655)	737
Equity securities	126	960	1,586	1,663
Mortgages and loans	(2,171)	722	(1,911)	1,228
Derivative investments	(520)	(519)	(873)	(708)
Other financial assets	16	218	174	(62)
Other financial liabilities	27	(1)	33	25
Total net realized and unrealized gains (losses)	(7,370)	2,267	(5,638)	2,877
Provision for credit losses	(2)	(2)	3	(10)
Net investment income (loss) from financial instruments	$(5,343)	$4,154	$365	$8,486
Net investment income (loss) from non-financial instruments	$133	$2	$247	$52
Total Net investment income (loss)(1)	$(5,210)	$4,156	$612	$8,538

(1)    Net investment income (loss) recognized in income is $(4,881) and $969 for the three and nine months ended September 30, 2026, respectively (September 30, 2025 — $4,161 and $8,361, respectively), and Net investment income (loss) recognized in OCI is $(329) and $(357) for the three and nine months ended September 30, 2026, respectively (September 30, 2025 — $(5) and $177, respectively).
5.C Cash, Cash Equivalents and Short-Term Securities
Cash, cash equivalents and short-term securities presented in our Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Consolidated Statements of Cash Flows consist of the following:

As at	September 30 2026	December 31 2025	September 30 2025
Cash	$2,994	$2,498	$2,425
Cash equivalents	5,559	7,187	6,328
Short-term securities	6,442	5,156	4,158
Cash, cash equivalents and short-term securities	14,995	14,841	12,911
Less: Bank overdraft, recorded in Other liabilities	—	86	—
Net cash, cash equivalents and short-term securities	$14,995	$14,755	$12,911
5.D Mortgage Securitization
We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2025 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at September 30, 2026 are $907 and $879, respectively (December 31, 2025 — $1,205 and $1,181, respectively). The carrying value and fair value of the associated liabilities as at September 30, 2026 are $1,220 and $1,186, respectively (December 31, 2025 — $1,431 and $1,407, respectively). The carrying value of securities in the principal reinvestment account ("PRA") as at September 30, 2026 is $318 (December 31, 2025 — $229). There are $105 cash and cash equivalents in the PRA as at September 30, 2026 (December 31, 2025 — $nil).

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2025 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at September 30, 2026 and December 31, 2025.

6. Financial Instruments Risk Management

The significant risks related to financial instruments are credit risk, market risk (including equity risk, real estate risk, interest rate and spread risk, foreign currency risk, and inflation risk) and liquidity risk. Further details on our financial instrument risk management, including methodologies and assumptions, are described in Notes 1 and 6 of our 2025 Annual Consolidated Financial Statements.

The allowance for expected credit losses was $89 as at September 30, 2026 (December 31, 2025 — $93) and the provision for credit losses was $2 and $(3) for the three and nine months ended September 30, 2026, respectively (September 30, 2025 — $2 and $10, respectively). There were no significant transfers between Stage 1, Stage 2, and Stage 3 for the three and nine months ended September 30, 2026 and September 30, 2025.

68	Sun Life Financial Inc.	Third Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. Other Assets

Effective during the third quarter of 2026, assets related to the CLOs are reclassified from Other financial invested assets to Other assets to better reflect their distinct economic characteristics relative to our other portfolio investments. Prior period amounts have been reclassified to conform with current period presentation. Liabilities related to the CLOs continue to be disclosed within Other liabilities. Crescent, a subsidiary within our SLAM business segment, issues and manages CLOs.

Each CLO is a special purpose vehicle that owns a portfolio of investments, consisting primarily of senior secured loans, and issues various tranches of senior and subordinated notes to third parties for the purpose of financing the purchase of those investments. As at September 30, 2026, the carrying values of the assets and liabilities related to the CLOs are equal to their fair values, which are $6,415 and $6,053, respectively (December 31, 2025 — $6,213 and $5,846, respectively). For further fair value information related to CLOs, refer to Note 5.A.iii.

As at September 30, 2026, assets of the special purpose vehicle consist of $5,947 of senior secured loans that are primarily below investment grade (December 31, 2025 — $5,522) and $468 of cash and accounts receivable (December 31, 2025 — $691). The associated liabilities consist of senior and subordinated notes issued to third parties and are included in Other liabilities. Our maximum contractual exposure to loss related to the CLOs is limited to our investment of $241 in the most subordinated tranche (December 31, 2025 — $291). The net unrealized loss incurred to date is $121 (December 31, 2025 — $120).

8. Goodwill

Effective January 1, 2026, the level at which goodwill is monitored for the U.S. business segment was updated by combining the previously separate Group Benefits and Dental CGUs into a single group of CGUs named “Group Health and Benefits”, to represent the level at which we monitor goodwill for internal management purposes. This reflects increasing integration of the business with unified strategic planning, shared resources, and enhanced synergies. While this change did not result in a remeasurement of goodwill, it affects the level at which future impairment tests are performed.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2026	69

9. Insurance Contracts
9.A Changes in Insurance Contracts
9.A.i Changes in Insurance Contracts Issued and Reinsurance Contracts Held Net Asset or Liability
Insurance Contracts Issued By Measurement Component
The following table shows the changes in net liabilities for insurance contracts issued by measurement component, including estimates of present value ("PV") of future cash flows, risk adjustment, and Contractual Service Margin ("CSM"). Changes in the liabilities for insurance contract liabilities for account of segregated fund holders are provided in Note 13. Further details of our measurement approach, including the premium allocation approach ("PAA"), can be found in Note 1 of our 2025 Annual Consolidated Financial Statements.

For the nine months ended and as at September 30, 2026					For the year ended and as at December 31, 2025
Estimates of PV of future cash flows		Risk adjustment	CSM	Total	Estimates of PV of future cash flows	Risk adjustment	CSM	Total
Insurance contracts, beginning of period:
Insurance contract liabilities — non-PAA	$116,344	$6,905	$13,534	$136,783	$108,232	$7,948	$12,733	$128,913
Insurance contract liabilities — PAA	18,238	889	—	19,127	17,490	866	—	18,356
Insurance contract assets — non-PAA	(1,789)	889	632	(268)	(670)	149	295	(226)
Insurance contract assets — PAA	(67)	—	—	(67)	(129)	—	—	(129)
Net balances, beginning of period	$132,726	$8,683	$14,166	$155,575	$124,923	$8,963	$13,028	$146,914
CSM recognized for services provided	—	—	(998)	(998)	—	—	(1,235)	(1,235)
Risk adjustment recognized for non-financial risk expired	—	(476)	—	(476)	—	(572)	—	(572)
Changes in estimates that adjust CSM	(125)	96	29	—	(968)	(133)	1,101	—
Contracts initially recognized in the period	(1,572)	438	1,193	59	(2,144)	579	1,675	110
Other	7,658	(195)	161	7,624	10,105	(177)	(403)	9,525
Changes in PAA balance	821	23	—	844	810	23	—	833
Net balances, end of period	$139,508	$8,569	$14,551	$162,628	$132,726	$8,683	$14,166	$155,575
Insurance contracts, end of period:
Insurance contract liabilities — non-PAA(1)	$121,175	$7,535	$14,220	$142,930	$116,344	$6,905	$13,534	$136,783
Insurance contract liabilities — PAA	18,992	912	—	19,904	18,238	889	—	19,127
Insurance contract assets — non-PAA	(659)	122	331	(206)	(1,789)	889	632	(268)
Insurance contract assets — PAA	—	—	—	—	(67)	—	—	(67)
Net balances, end of period	$139,508	$8,569	$14,551	$162,628	$132,726	$8,683	$14,166	$155,575

(1)    Includes liabilities of $(648) as at September 30, 2026 (December 31, 2025 — $(442)) for segregated fund insurance contracts that are not backed by the related Investments for account of segregated fund holders.
Reinsurance Contracts Held By Measurement Component
The following table shows the ending balances for reinsurance contracts held by measurement component:

As at	September 30, 2026				December 31, 2025
	Estimates of PV of future cash flows	Risk adjustment	CSM	Total	Estimates of PV of future cash flows	Risk adjustment	CSM	Total
Reinsurance contracts, end of period:
Reinsurance contract held assets — non-PAA	$4,039	$964	$719	$5,722	$4,294	$1,314	$118	$5,726
Reinsurance contract held assets — PAA	428	26	—	454	389	23	—	412
Reinsurance contract held liabilities — non-PAA	$(2,605)	$689	$(246)	$(2,162)	$(2,471)	$866	$(444)	$(2,049)
Net balances, end of period	$1,862	$1,679	$473	$4,014	$2,212	$2,203	$(326)	$4,089

70	Sun Life Financial Inc.	Third Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9.A.ii Insurance Revenue
Insurance revenue in the Consolidated Statements of Operations consists of the following:

	For the three months ended		For the nine months ended
	September 30 2026	September 30 2025	September 30 2026	September 30 2025
For contracts not measured using the PAA:
Amounts relating to changes in liabilities for remaining coverage:
Expected claims and other expenses(1)	$1,325	$1,277	$3,968	$3,772
Release of risk adjustment(1)	184	136	473	430
CSM recognized for services provided	344	312	998	912
Income taxes specifically chargeable to the policyholder	25	21	66	39
Amortization of insurance acquisition cash flows	114	88	322	241
Total insurance revenue for contracts not measured using the PAA	1,992	1,834	5,827	5,394
For contracts measured using the PAA:
Insurance revenue	4,416	4,167	12,963	12,582
Total insurance revenue	$6,408	$6,001	$18,790	$17,976

(1)    Expected claims and other expenses exclude investment components and amounts allocated to the loss component. Release of risk adjustment excludes amounts allocated to the loss component and amounts related to changes in the time value of money, which are recognized in Insurance finance income (expenses).
9.A.iii Impact of Method and Assumption Changes
Impacts of method and assumption changes on insurance contracts are as follows:

For the three months ended September 30, 2026			For the nine months ended September 30, 2026
	Income impact	Deferred in CSM	Income impact	Deferred in CSM	Description
Mortality / Morbidity	$—	$67	$2	$51	Updates to reflect experience in all jurisdictions.
Policyholder behaviour	(136)	(208)	(136)	(219)	Updates to reflect experience in all jurisdictions. The largest items were adverse lapse impacts in Hong Kong and High Net Worth in Asia, partially offset by a favourable impact in Individual Insurance in Canada.
Expense	(18)	(46)	(18)	(46)	Updates to reflect experience in all jurisdictions.
Financial	131	196	131	196	Updates to various financial-related assumptions.
Modelling enhancements and other	13	(1,009)	9	(996)	Various enhancements and methodology changes. The largest items were the unfavourable impact of strengthening Par risk adjustments in Canada, partially offset by a release of Non-Par risk adjustments in all jurisdictions, and unfavourable refinements primarily in Hong Kong in Asia and in Individual Insurance in Canada.
Total (pre-tax)	$(10)	$(1,000)	$(12)	$(1,014)

For the three months ended September 30, 2025			For the nine months ended September 30, 2025
	Income impact	Deferred in CSM	Income impact	Deferred in CSM	Description
Mortality / Morbidity	$17	$276	$17	$276	Updates to reflect mortality and morbidity experience in all jurisdictions. The largest item was a favourable mortality update mainly to Group Retirement Services and Individual Wealth in Canada.
Policyholder behaviour	(27)	(143)	(26)	(146)	Updates to reflect lapse and policyholder behaviour in all jurisdictions. The largest items were adverse lapse and policyholder behaviour in Individual Insurance in Canada and in Vietnam in Asia.
Expense	(32)	(86)	(32)	(86)	Updates to expenses in all jurisdictions.
Financial	56	4	56	4	Updates to various financial-related assumptions.
Modelling enhancements and other	(32)	88	(34)	71	Various enhancements and methodology changes. The largest items were the net favourable impact of refinements in Hong Kong and International in Asia.
Total (pre-tax)	$(18)	$139	$(19)	$119

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2026	71

10. Fee Income

	For the three months ended		For the nine months ended
	September 30 2026	September 30 2025	September 30 2026	September 30 2025
Fee income from service contracts:
Distribution fees	$294	$271	$864	$797
Fund management and other asset-based fees	1,621	1,595	4,830	4,667
Administrative service and other fees	405	393	1,165	1,170
Total fee income	$2,320	$2,259	$6,859	$6,634

Distribution fees and Fund management and other asset-based fees are primarily earned in the SLAM segment. Administrative service and other fees are primarily earned in the Canada and U.S. segments. The fee income by business segment is presented in Note 4.

11. Income Taxes

The Company’s effective income tax rate is generally lower than our statutory income tax rate of 27.8% due to various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions and a range of tax-exempt or low-taxed investment income.

Our effective income tax rate for the three and nine months ended September 30, 2026 was 29.4% and 23.3% compared to 18.0% and 19.1% for the three and nine months ended September 30, 2025. The effective income tax rate for the three and nine months ended September 30, 2026 was higher than the effective income tax rate for the three and nine months ended September 30, 2025, primarily due to lower tax-exempt or low-taxed investment income, which has been partially offset by prior year adjustments. The effective income tax rate for the nine months ended September 30, 2026 was also impacted by the favourable tax impacts from the settlement of our obligations to purchase outstanding shares from BGO and Crescent.

In our Consolidated Statements of Operations, Income tax expense (benefit) has the following components:

	For the three months ended		For the nine months ended
	September 30 2026	September 30 2025	September 30 2026	September 30 2025
Current income tax expense (benefit)	$325	$361	$903	$851
Deferred income tax expense (benefit)	43	(101)	(148)	(151)
Total income tax expense (benefit)	$368	$260	$755	$700

The IASB issued amendments to IAS 12 Income Taxes in May 2023, which provided a mandatory temporary exception to the recognition and disclosure of information about deferred taxes relating to Global Minimum Tax ("GMT"), and we have applied this temporary exception. Our deferred taxes will not reflect impacts of GMT while the mandatory exception is applicable. The GMT rules applied to us effective January 1, 2024. The Canadian GMT legislation requires the ultimate parent entity of a group to pay top-up tax, on a jurisdiction-by-jurisdiction basis, on profits of its subsidiaries that are taxed below 15%. Some jurisdictions have enacted a Qualifying Domestic Minimum Top-Up Tax ("QDMTT") which requires the GMT top-up tax to be paid in the local jurisdiction rather than to the ultimate parent entity's jurisdiction. In response to the GMT rules, Bermuda enacted a Corporate Income Tax ("CIT") regime, including a corporate income tax rate of 15%, which applies to us effective January 1, 2025. The Bermuda CIT is not a QDMTT for the purposes of GMT. Top-up tax may still be payable by the ultimate parent entity under the Income Inclusion Rule, depending on the effective tax rate in Bermuda. Our other subsidiaries that are currently subject to a statutory tax rate or to a tax regime that could result in taxing profits at a rate below 15% include those in Hong Kong and Ireland, which have both enacted a QDMTT. Current income tax expense (benefit) for the three and nine months ended September 30, 2026 includes GMT income tax expense of $(33) and $(19), respectively (September 30, 2025 — $20 and $13, respectively).

72	Sun Life Financial Inc.	Third Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. Capital Management
12.A Capital
Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings, while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under the principles that consider all the risks associated with the business, as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 20 of our 2025 Annual Consolidated Financial Statements.

SLF Inc. is a non-operating insurance company and is subject to the Life Insurance Capital Adequacy Test ("LICAT") guideline. As at September 30, 2026, SLF Inc.’s LICAT ratio exceeded the regulatory minimum target as set out by the Office of the Superintendent of Financial Institutions ("OSFI").

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at September 30, 2026, Sun Life Assurance's LICAT ratio exceeded OSFI’s minimum regulatory target; as well as OSFI’s supervisory target applicable to operating life insurance companies.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at September 30, 2026. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at September 30, 2026.

Our capital base consists mainly of common shareholders’ equity, preferred shareholders’ equity, equity in the participating account, non-controlling interests' equity, CSM, and certain other capital securities that qualify as regulatory capital.
12.B Significant Capital Transactions
12.B.i Common Shares
Changes in common shares issued and outstanding were as follows:

For the nine months ended	September 30, 2026		September 30, 2025
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	553.8	$7,900	573.9	$8,192
Stock options exercised	1.0	72	0.5	36
Common shares purchased for cancellation	(3.0)	(50)	(16.0)	(255)
Common shares issued as consideration for business acquisition (Note 3)	3.6	404	—	—
Balance, end of period	555.4	$8,326	558.4	$7,973

On May 26, 2026, OSFI and the Toronto Stock Exchange approved the previously announced normal course issuer bid (the "2026 NCIB") to purchase up to 10 million common shares. The 2026 NCIB commenced on May 29, 2026 and will remain in effect until May 28, 2027, or such earlier date as may be determined. Common shares purchased under the 2026 NCIB will be cancelled or used in connection with certain equity-settled incentive arrangements. Under prior NCIBs, including the 2025 NCIB, which commenced on June 9, 2025 and expired on
May 21, 2026, and the 2024 NCIB, which commenced on August 29, 2024 and expired on June 6, 2025, 10.6 million and 14.4 million common shares were repurchased, respectively.

We implemented an automatic repurchase plan with our designated broker in order to facilitate purchases of common shares under the NCIBs. Under the automatic repurchase plan, our designated broker is able to purchase common shares pursuant to the NCIBs at times when we ordinarily would not be active in the market due to applicable securities laws or self-imposed blackout periods. Any common shares purchased by us pursuant to the NCIBs will be cancelled or used in connection with certain equity settled incentive arrangements.

For the nine months ended September 30, 2026, we purchased and cancelled an aggregate of approximately 3.0 million common shares (September 30, 2025 — 16.0 million common shares) at an average price per share of $111.02 (September 30, 2025 — $81.81) for a total amount of $330 (September 30, 2025 — $1,315) under the NCIBs and incurred tax on net repurchases of equity of $5 (September 30, 2025 — $25). The total amount paid to purchase the shares for cancellation pursuant to the NCIBs and the tax incurred is recorded in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and the amount paid above the average cost is allocated to Retained earnings.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2026	73

12.B.ii Other Capital Transactions
On June 19, 2026, SLF Inc. issued $750 principal amount of Series 2026-1 Subordinated Unsecured 4.21% Fixed/Floating Debentures due 2038. The net proceeds will be used for general corporate purposes, which may include investments in subsidiaries, repayment of indebtedness and other strategic investments.

On June 29, 2026, the interest rate on SLF Inc.’s $1,000 principal amount of Limited Recourse Capital Notes Series 2021-1 (Subordinated Indebtedness) was reset from 3.60% to 5.614% per annum for the five-year period from and including June 30, 2026 to, but excluding, June 30, 2031.

On September 30, 2026, after taking into account all conversion election notices received from holders, all remaining 1.2 million Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (the "Series 11QR Shares") were converted into Class A Non-Cumulative Rate Reset Preferred Shares Series 10R (the "Series 10R Shares") on a one-for-one basis. As a result, as of September 30, 2026, SLF Inc. has 8 million Series 10R Shares and no Series 11QR Shares issued and outstanding. The dividend rate on the Series 10R Shares for the five-year period commencing on September 30, 2026 to but excluding September 30, 2031, is 5.519% per annum, as determined in accordance with the terms of the Series 10R Shares.

On September 21, 2026, SLF Inc. announced its intention to redeem all of the outstanding $500 principal amount of Series 2021-1 Subordinated Unsecured 2.46% Fixed/Floating Debentures on November 18, 2026, in accordance with the redemption terms attached to such debentures. The redemption will be funded from existing cash and other liquid assets. The debentures are redeemable at SLF Inc.’s option on or after November 18, 2026 at a redemption price per debenture equal to the principal amount together with accrued and unpaid interest to the date of redemption.

13. Segregated Funds
13.A Segregated Funds Classified as Investment Contracts
13.A.i Investments for Account of Segregated Fund Holders — Investment Contracts
The carrying value of investments for account of segregated fund holders for contracts classified as investment contracts are as follows:

As at	September 30, 2026	December 31, 2025
Segregated and mutual fund units	$159,484	$144,766
Equity securities	1,196	1,149
Debt securities	410	532
Cash, cash equivalents and short-term securities	1	3
Other	(5)	8
Total investments for account of segregated fund holders	$161,086	$146,458
13.A.ii Changes in Account of Segregated Fund Holders — Investment Contracts

	For the nine months ended and as at September 30, 2026	For the year ended and as at December 31, 2025
Balance, beginning of period	$146,458	$128,689
Additions to segregated funds:
Deposits	12,911	16,754
Net realized and unrealized gains (losses)	13,813	7,573
Other investment income	1,770	10,362
Total additions	28,494	34,689
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	13,082	15,976
Management fees	739	880
Taxes and other expenses	48	60
Foreign exchange rate movements	(3)	4
Total deductions	13,866	16,920
Net additions (deductions)	14,628	17,769
Balance, end of period	$161,086	$146,458

74	Sun Life Financial Inc.	Third Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13.B Segregated Funds Classified as Insurance Contracts
13.B.i Investments for Account of Segregated Fund Holders — Insurance Contracts
The carrying value of investments for account of segregated fund holders for contracts classified as insurance contracts, which are the underlying items for the insurance contracts, are as follows:

As at	September 30, 2026	December 31, 2025
Segregated and mutual fund units	$16,637	$15,628
Equity securities	2,037	2,512
Debt securities	1,491	1,741
Cash, cash equivalents and short-term securities	316	302
Mortgages	6	6
Other assets	61	41
Total assets	20,548	20,230
Less: Liabilities arising from investing activities	122	122
Total investments for account of segregated fund holders	$20,426	$20,108
13.B.ii Changes in Account of Segregated Fund Holders — Insurance Contracts
Changes by Measurement Component
The following reconciliation illustrates the insurance contract liabilities for account of segregated fund holders by measurement component. For insurance contract liabilities for account of segregated fund holders, the entire amount is included in the estimates of PV of future cash flows. Reconciliations for the net liabilities of segregated fund insurance contracts that are not backed by investments for account of segregated fund holders are included as part of the insurance contract liabilities in Note 9.A.i.

	For the nine months ended and as at September 30, 2026	For the year ended and as at December 31, 2025
Balance, beginning of period	$20,108	$20,097
Insurance finance (income) expenses	1,232	1,901
Foreign currency translation	(48)	(431)
Cash flows:
Premiums received	1,880	2,098
Amounts paid to policyholders and other insurance service expenses paid	(2,142)	(2,744)
Management fees, taxes and other expenses	(604)	(813)
Total cash flows	(866)	(1,459)
Balance, end of period	$20,426	$20,108

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2026	75

14. Commitments, Guarantees and Contingencies
Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures
SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due in 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of preferred shares issued from time to time by Sun Life Assurance, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

For the three months ended	SLF Inc.(unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
September 30, 2026
Insurance revenue	$—	$5,709	$1,247	$(548)	$6,408
Net investment income (loss) excluding result for segregated fund holders	156	(4,371)	(409)	(257)	(4,881)
Fee income	—	577	1,877	(134)	2,320
Total revenue	$156	$1,915	$2,715	$(939)	$3,847
Shareholders’ net income (loss)	$813	$440	$221	$(661)	$813
September 30, 2025
Insurance revenue	$—	$5,134	$1,246	$(379)	$6,001
Net investment income (loss) excluding result for segregated fund holders	173	3,867	408	(287)	4,161
Fee income	—	558	1,847	(146)	2,259
Total revenue	$173	$9,559	$3,501	$(812)	$12,421
Shareholders’ net income (loss)	$1,126	$800	$262	$(1,062)	$1,126

For the nine months ended	SLF Inc.(unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
September 30, 2026
Insurance revenue	$—	$16,759	$3,524	$(1,493)	$18,790
Net investment income (loss) excluding result for segregated fund holders	481	1,282	(18)	(776)	969
Fee income	1	1,750	5,559	(451)	6,859
Total revenue	$482	$19,791	$9,065	$(2,720)	$26,618
Shareholders’ net income (loss)	$2,328	$1,493	$575	$(2,068)	$2,328
September 30, 2025
Insurance revenue	$—	$15,343	$3,844	$(1,211)	$17,976
Net investment income (loss) excluding result for segregated fund holders	316	7,795	705	(455)	8,361
Fee income	1	1,633	5,433	(433)	6,634
Total revenue	$317	$24,771	$9,982	$(2,099)	$32,971
Shareholders’ net income (loss)	$2,809	$1,944	$769	$(2,713)	$2,809

76	Sun Life Financial Inc.	Third Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Assets and liabilities as at	SLF Inc.(unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
September 30, 2026
Invested assets	$31,707	$190,404	$8,773	$(30,477)	$200,407
Reinsurance contract held assets	$—	$6,211	$1	$(36)	$6,176
Insurance contract assets	$—	$206	$1,906	$(1,906)	$206
Total other general fund assets	$10,771	$15,131	$26,216	$(18,990)	$33,128
Investments for account of segregated fund holders	$—	$181,444	$68	$—	$181,512
Insurance contract liabilities excluding those for account of segregated fund holders	$—	$162,674	$196	$(36)	$162,834
Reinsurance contract held liabilities	$—	$4,068	$—	$(1,906)	$2,162
Investment contract liabilities	$—	$11,421	$—	$—	$11,421
Total other general fund liabilities	$16,475	$16,992	$25,646	$(22,638)	$36,475
Insurance contract liabilities for account of segregated fund holders	$—	$20,358	$68	$—	$20,426
Investment contract liabilities for account of segregated fund holders	$—	$161,086	$—	$—	$161,086
December 31, 2025
Invested assets(1)	$23,307	$182,490	$12,447	$(25,282)	$192,962
Reinsurance contract held assets	$—	$6,156	$1	$(19)	$6,138
Insurance contract assets	$—	$267	$1,221	$(1,153)	$335
Total other general fund assets(1)	$16,876	$14,674	$22,663	$(21,759)	$32,454
Investments for account of segregated fund holders	$—	$166,501	$64	$1	$166,566
Insurance contract liabilities excluding those for account of segregated fund holders	$—	$155,818	$112	$(20)	$155,910
Reinsurance contract held liabilities	$—	$3,202	$—	$(1,153)	$2,049
Investment contract liabilities	$—	$11,796	$—	$—	$11,796
Total other general fund liabilities	$15,651	$15,871	$26,273	$(21,153)	$36,642
Insurance contract liabilities for account of segregated fund holders	$—	$20,043	$64	$1	$20,108
Investment contract liabilities for account of segregated fund holders	$—	$146,458	$—	$—	$146,458

(1) Prior period balances have been reclassified to conform with the presentation changes described in Note 7.

15. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the nine months ended
	September 30 2026	September 30 2025	September 30 2026	September 30 2025
Common shareholders’ net income (loss) for basic earnings per share	$785	$1,106	$2,258	$2,750
Add: Increase in income due to convertible instruments(1)	3	3	8	8
Common shareholders’ net income (loss) on a diluted basis	$788	$1,109	$2,266	$2,758
Weighted average number of common shares outstanding for basic earnings per share (in millions)	556	561	555	566
Add: Dilutive impact of stock options(2) (in millions)	1	1	1	1
Dilutive impact of convertible instruments(1) (in millions)	2	2	3	2
Dilutive impact of other share-based payment plans (in millions)	2	—	2	—
Weighted average number of common shares outstanding on a diluted basis (in millions)	561	564	561	569
Basic earnings (loss) per share	$1.41	$1.97	$4.07	$4.86
Diluted earnings (loss) per share	$1.40	$1.97	$4.04	$4.85

(1)    The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS“) — Series B issued by Sun Life Capital Trust.
(2)     Excludes the impact of nil stock options for both the three and nine months ended September 30, 2026 and September 30, 2025 because these stock options were anti-dilutive for the period.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2026	77

16. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

For the three months ended		September 30, 2026		September 30, 2025
Balance, beginning of period		Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$2,392	$47	$2,439	$1,729	$377	$2,106
Unrealized gains (losses) on FVOCI assets	(84)	(240)	(324)	(100)	91	(9)
Unrealized gains (losses) on cash flow hedges	13	(4)	9	5	(5)	—
Share of other comprehensive income (loss) in joint ventures and associates	(307)	(28)	(335)	(160)	(109)	(269)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(185)	22	(163)	(196)	5	(191)
Share of other comprehensive income (loss) in joint ventures and associates	3	1	4	3	—	3
Revaluation surplus on transfers to investment properties	144	—	144	144	—	144
Total	$1,976	$(202)	$1,774	$1,425	$359	$1,784
Total attributable to:
Participating account	$6	$—	$6	$11	$(3)	$8
Non-controlling interests	19	—	19	9	5	14
Shareholders	1,951	(202)	1,749	1,405	357	1,762
Total	$1,976	$(202)	$1,774	$1,425	$359	$1,784

For the nine months ended		September 30, 2026		September 30, 2025
Balance, beginning of period		Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,797	$642	$2,439	$2,696	$(590)	$2,106
Unrealized gains (losses) on FVOCI assets	5	(329)	(324)	(250)	241	(9)
Unrealized gains (losses) on cash flow hedges	1	8	9	4	(4)	—
Share of other comprehensive income (loss) in joint ventures and associates	(366)	31	(335)	(163)	(106)	(269)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(179)	16	(163)	(198)	7	(191)
Share of other comprehensive income (loss) in joint ventures and associates	3	1	4	(5)	8	3
Revaluation surplus on transfers to investment properties	144	—	144	144	—	144
Total	$1,405	$369	$1,774	$2,228	$(444)	$1,784
Total attributable to:
Participating account	$9	$(3)	$6	$3	$5	$8
Non-controlling interests	11	8	19	11	3	14
Shareholders	1,385	364	1,749	2,214	(452)	1,762
Total	$1,405	$369	$1,774	$2,228	$(444)	$1,784

78	Sun Life Financial Inc.	Third Quarter 2026	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

17. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the United Kingdom, and Asia, including federal, provincial, and state securities and insurance regulators, tax authorities, and other government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with tax, insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Our significant legal proceedings and regulatory matters are disclosed in Note 22.G of our 2025 Annual Consolidated Financial Statements. There have been no significant updates to such legal and regulatory proceedings, except as noted below.

On September 8, 2026, the Court approved the settlement of the certified class action proceeding Fehr et al v Sun Life Assurance Company of Canada ("settlement agreement"). The settlement agreement of approximately $213.5 includes an after-tax charge of $145, which has been reflected in the Consolidated Statements of Operations in the first quarter of 2026. In connection with the acquisition of the Canadian operations of Metropolitan Life Insurance Company ("MLIC"), MLIC agreed to indemnify Clarica Life Insurance Company for certain losses relating to the policies affected in the class action. Sun Life Assurance is seeking full recourse against MLIC pursuant to the indemnity.

On May 20, 2026, DentaQuest became aware of a cybersecurity incident where unauthorized individuals accessed certain data on the DentaQuest computer network. Putative class actions seeking unspecified damages related to this incident have been filed and are at an early stage.

Management continues to believe that the probable conclusion of any current legal, regulatory or tax matter, including those noted above, either individually or in the aggregate, will not have a material adverse effect on the Consolidated Statements of Financial Position or the Consolidated Statements of Operations.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2026	79

Corporate and Shareholder Information
For information about Sunlife, corporate news and financial results, please visit sunlife.com

Corporate office	United Kingdom		Direct deposit of dividends
Sun Life Financial Inc.	MUFG Corporate Markets (UK) Limited		Common shareholders residing in Canada or the
1 York Street	Central Square		U.S. may have their dividend payments deposited
Toronto, Ontario	29 Wellington Street		directly into their bank account.
Canada M5J 0B6	Leeds LS1 4DL
Tel: 416-979-9966			The Request for Electronic Payment of Dividends
Website: sunlife.com	Tel: +44 (0) 345-602-1587		Form is available for downloading from the TSX
	Email: shareholderenquiries@cm.mpms.mufg.com		Trust Company website,
Investor Relations			tsxtrust.com/sun-life/forms, or you can contact
Financial analysts, portfolio managers and	Philippines		TSX Trust Company to have a form sent to you.
institutional investors requiring information	RCBC Trust Corporation
can contact:	Stock Transfer Processing Section		Canadian dividend reinvestment and
Investor Relations	Unit 08, 25th Floor, The Yuchengco Center		share purchase plan
Email: Investor_Relations@sunlife.com	333 Senator Gil J. Puyat Avenue		Common shareholders residing in Canada can
Please note that financial information can also be	Brgy Bel-Air, Makati City, Metro Manila 1209		enroll in the Dividend Reinvestment and Share
obtained from sunlife.com.			Purchase Plan. For details, visit our website at
	From Metro Manila: 632-5318-8567		sunlife.com or contact the Plan Agent,
Transfer agent	From the Provinces: 1-800-1-888-2422		TSX Trust Company.
Sun Life Financial Inc. has appointed TSX Trust	Email: rcbcstocktransfer@rcbc.com
Company as its share registrar and transfer agent.
TSX Trust Company has co-transfer agents in the	Hong Kong, SAR		Stock exchange listings
U.S., U.K., Philippines and Hong Kong.	Computershare Hong Kong		Sun Life Financial Inc. common shares are listed on
	Investor Services Limited		the Toronto (TSX), New York (NYSE) and Philippine
For information about your shareholdings,	17th Floor, Hopewell Centre		(PSE) stock exchanges. Ticker Symbol: SLF
dividends, change in share registration or address,	183 Queen’s Road East
estate transfers or lost certificates, please contact	Wanchai, Hong Kong		Sun Life Financial Inc. Class A Preferred Shares are
the Transfer Agent in the country where you reside.			listed on the Toronto Stock Exchange (TSX).
If you do not live in any of the countries listed, please	Tel: 852-2862-8555
contact the Canadian Transfer Agent.			Ticker Symbols:
	Shareholders can submit inquiries online at		Series 3	SLF.PR.C
Canada	computershare.com/hk/contact		Series 4	SLF.PR.D
TSX Trust Company			Series 5	SLF.PR.E
301 — 100 Adelaide Street West	Shareholder services		Series 8R	SLF.PR.G
Toronto, Ontario M5H 4H1	For shareholder account inquiries, please contact		Series 9QR	SLF.PR.J
	the Transfer Agent in the country where you reside,		Series 10R	SLF.PR.H
Tel (within North America): 1-877-224-1760	or Sunlife’s Shareholder Solutions team.
Tel (outside North America): 416-682-3865
Fax: 1-888-249-6189	English Email: shareholderservices@sunlife.com
Email: sunlifeinquiries@tmx.com	French Email: servicesauxactionnaires@sunlife.com
Website: tsxtrust.com/sun-life

Shareholders can view their account details online	2026 dividend dates
via Investor Central on TSX Trust Company’s	Common Shares
website. Register at tsxtrust.com/sun-life
	Record dates	Payment dates
United States	February 25, 2026	March 31, 2026
Equiniti Trust Company, LLC	May 27, 2026	June 30, 2026
Attn: OnBase	August 26, 2026	September 29, 2026
Regular mail:	November 25, 2026	December 31, 2026
PO Box 500
Newark, NJ 07101
Overnight or courier mail:
1110 Centre Point Curve, Suite 101
Mendota Heights, MN 55120

Tel: 1-877-224-1760
Email: sunlifeinquiries@tmx.com

80 Sun Life Financial Inc. Third Quarter 2026        CORPORATE AND SHAREHOLDER INFORMATION

SUN LIFE FINANCIAL INC.

1 York Street
Toronto, Ontario
Canada M5J 0B6

sunlife.com

Sunlife